UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.)

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HNI CORPORATION
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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HNI CORPORATION
408 EAST SECOND STREET
MUSCATINE, IOWA 52761
563/272-7400

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The 2009 Annual Meeting of Shareholders (the "Meeting") of HNI Corporation (the "Corporation") will be held at the Holiday Inn, 2915 North Highway 61, Muscatine, Iowa, on Tuesday, May 12, 2009, beginning at 10:30 a.m. (local time), for the following purposes:

1.   To elect four Directors for terms of three years each or until their successors are elected and qualify;

2.   To approve an amendment to the HNI Corporation 2002 Members' Stock Purchase Plan to increase the number of authorized shares available for issuance under the plan;

3.   To ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as the Corporation's independent registered public accountant for the fiscal year ending January 2, 2010; and

4.   To transact any other business that may properly be brought before the Meeting or any adjournment or postponement of the meeting.

The holders of record of the Corporation's Common Stock, par value $1.00 per share, as of the close of business on March 13, 2009, are entitled to vote at the Meeting.

You are encouraged to attend the Meeting.

By Order of the Board of Directors,

Steven Bradford

Steven M. Bradford
Vice President, General Counsel and Secretary
March 30, 2009

YOUR VOTE IS VERY IMPORTANT. PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PREPAID ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.

TABLE OF CONTENTS

HNI Corporation
408 East Second Street
Muscatine, Iowa 52761

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 12, 2009

HNI Corporation (the "Corporation," "we," "our" or "us") is mailing this Proxy Statement, with the accompanying proxy card, to you on or about March 30, 2009 in connection with the solicitation of proxies by and on behalf of the Corporation's Board of Directors (the "Board" or "Directors") for the 2009 annual meeting of shareholders and any adjournment or postponement of that meeting (the "Meeting"). The Meeting will be held on Tuesday, May 12, 2009, beginning at 10:30 a.m., local time, at the Holiday Inn, 2915 North Highway 61, Muscatine, Iowa.

INFORMATION ABOUT VOTING

Who can attend and vote at the Meeting?

Shareholders of record as of the close of business on March 13, 2009 (the "Record Date") are entitled to attend and vote at the Meeting. Each share of the Corporation's common stock, par value $1.00 per share ("Common Stock"), is entitled to one vote on all matters to be voted on at the Meeting and can be voted only if the shareholder of record is present to vote or is represented by proxy. The proxy card provided with this Proxy Statement indicates the number of shares of Common Stock that you own and are entitled to vote at the Meeting.

What constitutes a quorum at the Meeting?

The presence at the Meeting, in person or represented by proxy, of the holders of a majority of the outstanding shares of Common Stock ("Outstanding Shares") on the Record Date will constitute a quorum for purposes of the Meeting. On the Record Date, there were 44,880,734 Outstanding Shares. For purposes of determining whether a quorum exists, proxies received but marked "abstain" and so-called "broker non-votes" (described on the following page) will be counted as present.

How do I vote by proxy?

If you properly complete your proxy card and the Corporation's transfer agent, Wells Fargo Bank, N.A. ("Wells Fargo"), receives it in time to vote at the Meeting, your "proxy" (one of the individuals named on your proxy card) will vote your shares as you have directed. No postage is required if your proxy card is mailed in the United States in the return envelope that has been enclosed with this Proxy Statement.

If you sign, date and return the proxy card but do not specify how your shares are to be voted, then your proxy will vote your shares as follows:

- "FOR" the election of the four nominees for Director named on page 4 of this Proxy Statement under "*Proposal No. 1 – Election of Directors.*"
- "FOR" the adoption of the proposed amendment to the HNI Corporation 2002 Members' Stock Purchase Plan, as described on page 11 of this Proxy Statement under *"Proposal No. 2 – Approval of an Amendment to the HNI Corporation 2002 Members' Stock Purchase Plan to Increase the Number of Authorized Shares Available for Issuance Under the Plan."*
- "FOR" the ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as the Corporation's independent registered public accountant for the fiscal year ending January 2, 2010, as described on page 14 of this Proxy Statement under "*Proposal No. 3 – Ratification of Audit Committee's Selection of PricewaterhouseCoopers LLP as the Corporation's Independent Registered Public Accountant for Fiscal 2009.*"
- In your proxy's discretion as to any other business which may properly come before the Meeting or any adjournment or postponement of the Meeting.

How do I vote if my shares of Common Stock are held through a broker, trustee or other nominee?

If your shares of Common Stock are held for you as the beneficial owner through a broker, trustee or other nominee (such as a bank) in "street name," rather than held directly in your name, you will need to instruct your broker, trustee or other nominee how to vote your shares. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Meeting unless you obtain a "legal proxy" from the broker, trustee or other nominee that holds your shares, giving you the right to vote the shares at the Meeting. Your broker, trustee or other nominee has enclosed with this Proxy Statement, or will provide upon request, voting instructions for you to use in directing the broker, trustee or other nominee how to vote your shares.

What discretion does my broker, trustee or other nominee have to vote my shares of Common Stock held in "street name"?

A broker, trustee or other nominee holding your shares of Common Stock in "street name" must vote those shares according to specific instructions it receives from you. If specific instructions are not received, your broker, trustee or other nominee generally may vote your shares at its discretion, depending on the type of proposal involved. Under New York Stock Exchange ("NYSE") rules, there are certain proposals ("Non-Routine Proposals") on which brokers may not vote without specific instructions from you. If a Non-Routine Proposal comes to a vote at the Meeting, your shares will not be voted on that Non-Routine Proposal, giving rise to what is called a "broker non-vote." Shares represented by broker non-votes will be counted for purposes of determining the existence of a quorum.

At the Meeting, your broker, trustee or other nominee may vote your shares in its discretion with respect to Proposal No. 1 and Proposal No. 3. Proposal No. 2 is a Non-Routine Proposal for which your broker, trustee or other nominee may not vote your shares in its discretion and requires your instruction.

Can I change my vote after I return my proxy card?

Yes. You may change your vote at any time before your proxy is voted at the Meeting. To change your vote, you may:

- Deliver to the Corporation's Corporate Secretary a written notice revoking your earlier vote;
- Deliver to the Corporation's transfer agent, if you are the shareholder of record, a properly completed and signed proxy card with a later date;
- Deliver to your broker, trustee or other nominee, if your shares are held in "street name," a properly completed and signed proxy card with a later date; or
- Vote in person at the Meeting.

Your attendance alone at the Meeting will not revoke a previously delivered proxy. If you choose any of the above methods to change your vote, you must take the described action no later than the beginning of the Meeting. Once voting is completed at the Meeting, you will not be able to revoke your proxy or change your vote. Unless your proxy is so revoked or changed, the shares of Common Stock represented by your proxy received by the Corporation's transfer agent will be voted at the Meeting and at any adjournment or postponement of the Meeting.

How do I vote my shares in the Corporation's retirement plan?

If you participate in the Corporation's retirement plan, the proxy card you receive will also include Common Stock allocated to your account. Properly completed and signed proxy cards will serve to instruct the plan trustee on how to vote any shares allocated to your account and a portion of all shares as to which no instructions have been received (the "undirected shares") from plan participants. The proportion of the undirected shares to which your instructions will apply will be equal to the proportion of the shares to which the trustee receives instructions represented by your shares.

How is the Corporation soliciting proxies?

The Corporation bears the cost of preparing, assembling and mailing the proxy material related to the solicitation of proxies by and on behalf of the Board for the Meeting. In addition to the use of the mails, certain of the Corporation's officers may, without additional compensation, solicit proxies in person, by telephone or through other means of communication.

How will my vote get counted?

Wells Fargo, the Corporation's transfer agent, will use an automated system to tabulate the votes and will serve as the Inspector of Election.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Corporation or to third parties, except: (1) as necessary to meet applicable legal requirements; (2) to allow for the tabulation of votes and certification of the vote; and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy cards, which are then forwarded to the Corporation's management.

How do I get to the Meeting location?

The Meeting is being held at the Holiday Inn, 2915 North Highway 61, Muscatine, Iowa. If driving to the Meeting from the Quad City International Airport, from the main exit traffic light go straight onto I-74 to I-280, turn right (cloverleaf) onto I-280 West, drive approximately 10-12 miles crossing the Mississippi River Bridge, take the second exit in Iowa (Exit 6 – Muscatine), at the traffic light turn left (west) onto Highway 61 South, continue approximately 22 miles to Muscatine, Holiday Inn is on the right. If driving to the Meeting on I-80, take Exit 271 (Highway 38 South), drive approximately 12 miles to Highway 61, turn left (east) at the traffic light, Holiday Inn is one block on the left.



To I-80/ Wilton
To Davenport
61
FRONTAGE RD
CREEK
MAD
38
(MUSCATINE CORPORATE LIMITS)
PARK AVE W
PEAR TREE LN
PEACH TREE ST
Holiday Inn
2915 N. Hwy. 61
Muscatine, Iowa
OAK VIEW DR
OAK VIEW PL
ST
GENEVA BLVD
LIMITS)
CORPORATE
CLEVELAND
LAURIE DR
JODY DR
JEFF DR
JILL DR
AVE
COVENTRY LN

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares in "street name." If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

The Securities and Exchange Commission (the "SEC") has adopted rules that allow us to deliver a single annual report and/or proxy statement to any household at which two or more shareholders reside, whom the Corporation believes to be members of the same family. If you wish to participate in this program and receive only one copy of future annual reports and/or proxy statements, please write to the Corporation's transfer agent at Wells Fargo Bank, N.A., Attention: Wells Fargo Shareowner Services, 160 N. Concord Exchange, South St. Paul, Minnesota 55075-1139. Your consent to receive only one copy of the annual report and/or proxy statement will remain in effect until the Corporation's transfer agent receives a written revocation notice from you, in which case the Corporation will begin sending individual copies within thirty days thereof. The Corporation will continue to separately mail a proxy card for each registered shareholder account. The Corporation will promptly deliver separate copies of its annual report and/or proxy statement upon request. Shareholders may request such separate copies by writing to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761 or calling the Corporation's Assistant Corporate Secretary at 563/272-7590.

3

Did the Corporation utilize the SEC's notice and access proxy rules for delivery of the voting materials this year?

No. The Corporation delivered its voting materials in the same manner as it has in the past. However, many shareholders have previously consented to receive electronic delivery of the proxy statement and annual report and therefore did not receive hard copies of these materials.

Where can I find the voting results of the Meeting?

The Corporation intends to announce preliminary voting results at the Meeting and publish final results in the Corporation's Quarterly Report on Form 10-Q for the second quarter of the Corporation's fiscal year ending January 2, 2010 ("Fiscal 2009").

IMPORTANT NOTICE REGARDING THE AVAILIABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 12, 2009

The 2009 Proxy Statement and Annual Report on Form 10-K are available at <u>www.hnicorp.com</u>.

The Corporation provides its annual reports, notices to shareholders of the annual meetings and proxy statements over the Internet. If you wish to give your consent to access such documents in the future over the Internet, please check the box in the CONSENT section on your proxy card. These documents will be available on or about March 30, 2009, on the Corporation's website at <u>www.hnicorp.com</u>, under "*Investor Information—Annual & Quarterly Reports*" and "*Investor Information—Proxy Report*." Once you give your consent, it will remain in effect until you notify the Corporation that you wish to resume mail delivery of the annual reports and proxy statements. Even though you give your consent, you still have the right at any time to request copies of these documents at no charge by writing to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761 or calling the Corporation's Assistant Corporate Secretary at 563/272/7590.

INFORMATION ABOUT PROPOSALS

What is the proposed amendment to the HNI Corporation 2002 Members' Stock Purchase Plan?

The proposed amendment would increase the number of authorized shares of Common Stock available for issuance under the HNI Corporation 2002 Members' Stock Purchase Plan (the "MSPP") from 800,000 to 1,800,000 shares. The MSPP allows members (i.e., employees) to purchase Common Stock at 85% of the closing share price on each quarterly exercise date up to an annual aggregate amount of $25,000 per year. In 2002, the Corporation's shareholders approved the MSPP and authorized 800,000 shares of Common Stock for issuance under the MSPP. Due to significant member participation in the MSPP and recent volatility in the Corporation's share price, it is likely there will no longer be authorized shares of Common Stock available for issuance to member participants under the MSPP by the end of the second quarter of Fiscal 2009.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

The Corporation's By-laws (the "By-laws") provide for thirteen Directors. The Board currently consists of thirteen Directors. Twelve of the thirteen Directors are independent Directors as further discussed on page 6 of this Proxy Statement under "*Information Regarding the Board – Director Independence*." Stan A. Askren, Chairman, President and Chief Executive Officer, is the only Director currently employed by the Corporation and is not independent under the NYSE listing standards pertaining to director independence or the Corporation's categorical independence standards for Directors (the "Categorical Standards").

The Board is divided into three classes. One class is elected each year for a term of three years. Four directors will be elected at the Meeting to serve for a three-year term expiring at the Corporation's 2012 annual meeting of shareholders.

Nominees for Election

The Board is nominating for election at the Meeting each of Stan A. Askren, Gary M. Christensen, Joseph E. Scalzo and Ronald V. Waters, III, for a term of three years (collectively, the "Nominees"). The Nominees elected as Directors at the Meeting will hold office for such term or until their respective successors are elected and qualify, subject to their prior death, resignation or removal.

Messrs. Askren, Christensen, Scalzo and Waters were most recently elected as Directors at the 2006 annual meeting of shareholders. Biographical information about each of the Nominees follows.

Stan A. Askren, age 48, has been a Director of the Corporation since 2003. Mr. Askren has also been the Chairman and Chief Executive Officer of the Corporation since 2004 and the President of the Corporation since 2003. Mr. Askren is a director of Armstrong World Industries, Inc.

Gary M. Christensen, age 65, has been a Director of the Corporation since 2000. Mr. Christensen served as the Lead Director of the Board from 2005 to May 2008. Mr. Christensen has been active with Wind Point Partners in private equity investment since 2002. Mr. Christensen is a director of United Subcontractors, Inc.

Joseph E. Scalzo, age 50, has been a Director of the Corporation since 2003. Mr. Scalzo has been the President and Chief Executive Officer of WhiteWave and Morningstar Foods Companies, manufacturers of premium food products and wholly owned subsidiaries of Dean Foods Company, since 2008 and, from 2005 to 2007, President and Chief Executive Officer of WhiteWave Foods Company. Previously, from 2004 to 2005, he was the Group President, Personal Care and Global Value Chain of The Gillette Company, a marketer and manufacturer of personal care and use products.

Ronald V. Waters, III, age 57, has been a Director of the Corporation since 2002. Mr. Waters has been a Director and the President and Chief Executive Officer of LoJack Corporation, a premier worldwide marketer of wireless tracking and recovery systems for valuable mobile assets and a leader in global stolen vehicle recovery, since 2009 and, from 2007 to 2008, Mr. Waters was a Director and the President and Chief Operating Officer of LoJack Corporation. Previously, from 2004 to 2006, Mr. Waters was the Chief Operating Officer of Wm. Wrigley Jr. Company, a leader in the confectionery industry and the world's largest manufacturer and marketer of gum. Mr. Waters is a director of Fortune Brands, Inc.

We have no reason to believe that any of the Nominees listed above will be unavailable to serve if elected. However, if any one of them becomes unavailable, the persons named as proxies in the accompanying proxy card have discretionary authority to vote for a substitute chosen by the Board. Any vacancies not filled at the Meeting may be filled by the Board.

Incumbent Directors

Ms. Bell, Ms. Smith and Messrs. Halbrook, Jenkins and Martin comprise a class of Directors whose term will expire at the Corporation's 2010 annual meeting of shareholders. The following is the biographical information about each of these Directors.

Mary H. Bell, age 48, has been a Director of the Corporation since 2006. Ms. Bell has been Vice President, Building Construction Products Division of Caterpillar Inc., the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines, since 2007. Previously, from 2004 to 2007, Ms. Bell was a Vice President of Caterpillar Inc. and Chairman and President of Caterpillar Logistics Services, Inc., a wholly owned subsidiary of Caterpillar Inc.

John A. Halbrook, age 63, has been a Director of the Corporation since 2004. Previously, from 1995 to 2008, Mr. Halbrook was Chairman of the Board and, from 1995 to 2005, he was Chairman and Chief Executive Officer of Woodward Governor Company, a designer, manufacturer, marketer and service provider of energy control solutions for aircraft engines, industrial engines and turbines, power generation and process automation equipment. Mr. Halbrook is a director of Amcore Financial Inc. and Woodward Governor Company.

James R. Jenkins, age 63, has been a Director of the Corporation since 2005. Mr. Jenkins has been the Senior Vice President and General Counsel of Deere & Company (John Deere), the world's leading manufacturer of agricultural and forestry equipment and a major manufacturer of equipment for use in construction and lawn and turf care, since 2000.

Dennis J. Martin, age 58, has been a Director of the Corporation since 2000. Mr. Martin has been an independent business consultant since 2005. Previously, from 2001 to 2005, he was the Chairman, President and Chief Executive Officer of General Binding Corporation, a manufacturer and marketer of binding and laminating office equipment. Mr. Martin is a director of Coleman Cable, Inc. and Federal Signal Corporation.

Abbie J. Smith, age 55, has been a Director of the Corporation since 2000. Ms. Smith has been a Chaired Professor of the University of Chicago Booth School of Business, a national leader in higher education and research, since 1999. Ms. Smith is a director of DFA Investment Dimensions Group, Inc., Dimensional Investment Group Inc. and Ryder System, Inc. Ms. Smith is also a trustee of The UBS Funds (Chicago), UBS Relations Trust and UBS SMA Relationship Trust.

Ms. Francis and Messrs. Calado, Porcellato and Stern comprise a class of Directors whose term will expire at the Corporation's 2011 annual meeting of shareholders. Biographical information about each of these Directors follows.

Miguel M. Calado, age 53, has been a Director of the Corporation since 2004. Mr. Calado has been a Director and the Chief Financial Officer of Hovione SA, an international fine chemicals company with manufacturing facilities and offices in the USA, Europe and Asia, since 2006. Mr. Calado has also been an advising partner of The Trion Group, a strategic management consulting group based in Dallas, Texas, since 2006 and President of GAMCAL, LLC, an investment company, since 2006. Previously, from 1998 to 2005, he was the Executive Vice President and President, International of Dean Foods Company, a processor and distributor of dairy, soy and specialty foods. Mr. Calado also serves as a member of the Advisory Board for the Business School of Catholic University of Portugal.

Cheryl A. Francis, age 55, has been a Director of the Corporation since 1999. Ms. Francis has been an independent business and financial advisor since 2000 and the Co-Chairman of the Corporate Leadership Center, a not-for-profit organization focused on developing tomorrow's business leaders since 2008. Previously, from 2002 to 2008, Ms. Francis was the Vice Chairman of the Corporate Leadership Center. Ms. Francis is a director of Hewitt Associates Inc. and Morningstar, Inc.

Larry B. Porcellato, age 50, has been a Director of the Corporation since 2004. Mr. Porcellato has been the Chief Executive Officer of The Homax Group, Inc., a leading specialty application consumer products supplier to the home care and repair markets, since January 2009. Previously, from February 2007 through December 2008, Mr. Porcellato was an independent business consultant and, from 2002 through January 2007, Mr. Porcellato was the Chief Executive Officer of ICI Paints North America, a manufacturer and distributor of decorative coatings and a subsidiary of Imperial Chemical Industries PLC. Mr. Porcellato is a director of OMNOVA Solutions Inc.

Brian E. Stern, age 61, has been a Director of the Corporation since 1998 and the Lead Director of the Board since May 2008. Mr. Stern has been a director of Starboard Capital Partners, LLC, a financial sponsor that initiates, finances and partners with management and private equity investors in the acquisition of companies, since July 2007. Previously, from 2004 to June 2007, he was the Senior Vice President, Xerox, Fuji Xerox Operations of Xerox Corporation, a developer, marketer, manufacturer, financier and servicer of document processing products and services.

Required Vote

Election of the Nominees as Directors requires the affirmative vote of the holders of a majority of the Outstanding Shares entitled to vote at the Meeting.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES AS DIRECTORS.

INFORMATION REGARDING THE BOARD

Director Independence

For purposes of determining director independence, the Corporation is subject to the NYSE listing standards pertaining to director independence as currently in effect and as they may be changed from time to time and the Categorical Standards.

Pursuant to the NYSE listing standards, no Director qualifies as "independent" unless the Board affirmatively determines that the Director has no material relationship with the Corporation or any of its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation or any of its subsidiaries). In addition, a

Director is not independent under the NYSE listing standards if: (i) the Director is, or has been within the last three years, a member of the Corporation, or an immediate family member is, or has been within the last three years, an executive officer of the Corporation; (ii) the Director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); (iii) (A) the Director or an immediate family member is a current partner of a firm that is the Corporation's internal or external auditor; (B) the Director is a current employee of such a firm; (C) the Director has an immediate family member who is a current employee of such a firm and personally works on the Corporation's audit; or (D) the Director or an immediate family member was, within the last three years (but is no longer), a partner or employee of such a firm and personally worked on the Corporation's audit within that time; (iv) the Director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation's present executive officers at the same time serves or served on that company's compensation committee; or (v) the Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2 percent of such other company's consolidated gross revenues.

In addition to the NYSE listing standards pertaining to director independence set forth above, the Corporation adopted the Categorical Standards, which are attached as Exhibit A to the HNI Corporation Corporate Governance Guidelines (the "Governance Guidelines") and available on the Corporation's website at www.hnicorp.com, under "*Corporate Governance – Governance Guidelines.*" Under the Categorical Standards, the following relationships will not, in and of themselves, be considered material relationships, unless otherwise expressly provided for with respect to a particular interest or relationship, under the NYSE listing standards: (i) contributions or payments (including the provision of goods and services) by the Corporation to a charitable organization (including a foundation), a university or other not-for-profit organization in which a Director or a Director's immediate family member is a director, trustee, officer or employee, unless the contribution or payment (excluding matching gifts) was: (A) made to an entity for which the Director or the Director's spouse currently serves as a director, trustee or officer and he or she served in such position at the time of the contribution or payment; (B) made within the three fiscal years preceding the date of any determination; and (C) in an amount exceeding the greater of $1,000,000 or two percent of the charitable organization's aggregate annual charitable receipts during the organization's last completed fiscal year prior to the date of the contribution or payment; and (ii) other business relationships between a Director or a Director's immediate family member and the Corporation, such as a purchase by the Corporation of products or services, including consulting, legal or financial advisory services, unless: (A) the Director or the Director's spouse is a partner, officer or 10 percent owner of a company or firm providing such products or services, and he or she held such position at any time within the 12 months preceding the date of any determination; (B) the products or services were provided within the three fiscal years preceding the date of any determination; and (C) the products or services provided during any 12-month period were in an aggregate amount exceeding the greater of $1,000,000 or 1 percent of such company's or firm's consolidated gross revenues for its last completed fiscal year. The Categorical Standards in clause (ii) above do not include business relationships with the Corporation's internal or external auditors that are covered by the criteria set forth above and the NYSE listing standards.

Under the Governance Guidelines, at least three-fourths of its Directors must meet the NYSE listing standards pertaining to director independence and the Categorical Standards. The Board has determined that each of the current non-management Directors, including Mary H. Bell, Miguel M. Calado, Cheryl A. Francis, John A. Halbrook, James R. Jenkins, Dennis J. Martin, Larry B. Porcellato, Abbie J. Smith, and Brian E. Stern (each of whom are current members of the Board), Gary M. Christensen, Joseph E. Scalzo and Ronald V. Waters, III (each of whom are current members of the Board standing for re-election) and each of the current members of the Audit Committee, the Human Resources and Compensation Committee and the Public Policy and Corporate Governance Committee, has no material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation) and is independent under the NYSE listing standards and the Categorical Standards.

Mr. Askren does not meet such independence standards because he is the Chairman, President and Chief Executive Officer of the Corporation.

Board Committees

The Board has three standing committees, the Audit Committee, the Human Resources and Compensation Committee and the Public Policy and Corporate Governance Committee. The Public Policy and Corporate Governance Committee fulfills the role of a nominating committee. Each committee operates under a written charter, which has been approved by the Board. The Board reviews each committee charter at least annually. Current copies of the committees' charters can be found on the Corporation's website at www.hnicorp.com, under "*Corporate Governance – Committee Charters.*" Shareholders may request a paper copy of the Board's committees' charters by writing to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761. Each Director attended the total number of committee meetings for the committees on which such Director served held during the Corporation's fiscal year ended January 3, 2009 ("Fiscal 2008"), except one Director did not attend one committee meeting for the committee on which he served.

Audit Committee. The Audit Committee, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the "Exchange Act"), consists of four independent Directors: Miguel M. Calado, Chair, James R. Jenkins, Joseph E. Scalzo and Ronald V. Waters, III. The Board has determined that each Audit Committee member is "independent" as independence for audit committee members is defined by the NYSE listing standards pertaining to director independence, in Exchange Act Rule 10A-3(b)(1) and under the Categorical Standards. The Board has determined that all members of the Audit Committee are financially literate pursuant to the NYSE listing standards. The Board has also determined that Messrs. Calado and Waters are each an "audit committee financial expert," as defined by Item 407(d)(5) of Regulation S-K. In accordance with the Audit Committee Charter, none of the Audit Committee members serve simultaneously on audit committees of more than three public companies. The Audit Committee met eight times during Fiscal 2008. The Audit Committee appoints the Corporation's independent registered public accountant and reviews the independent registered public accountant's performance, independence, fees and audit plans. The Audit Committee also reviews the annual and quarterly financial statements; internal audit staffing, plans and reports; nonaudit services provided by the independent registered public accountant; the Corporation's insurance coverage; and any other financial matters as directed by the Board.

Human Resources and Compensation Committee. The Human Resources and Compensation Committee (the "Compensation Committee") is comprised of Abbie J. Smith, Chair, Cheryl A. Francis, John A. Halbrook and Brian E. Stern. Each member of the Compensation Committee is an independent director as that term is defined by the NYSE listing standards pertaining to director independence and under the Categorical Standards. The Compensation Committee met four times during Fiscal 2008. The Compensation Committee reviews executive compensation, executive succession planning, benefit programs for all members, management's recommendations on election of officers and human resources development and oversees the evaluation of the Chief Executive Officer by the Board.

Public Policy and Corporate Governance Committee. The Public Policy and Corporate Governance Committee (the "Governance Committee") consists of Dennis J. Martin, Chair, Mary H. Bell, Gary M. Christensen and Larry B. Porcellato. Each member of the Governance Committee is an independent director as that term is defined by the NYSE listing standards pertaining to director independence and under the Categorical Standards. The Governance Committee met four times during Fiscal 2008. The Governance Committee serves as the nominating committee and identifies individuals qualified to serve as Directors of the Corporation consistent with criteria approved by the Board; recommends director nominees to the Board for the next annual meeting of shareholders; develops and recommends to the Board corporate governance principles applicable to the Corporation; and oversees the Corporation's finance policy, capital structure and the evaluation of the Board and the Corporation by the Directors.

Director Nominations

The Board has adopted guidelines for identifying and evaluating candidates for Director. Under those guidelines, the Governance Committee takes into account a number of factors when identifying potential nominees, including: possession of the desired skills, experience and abilities identified by the Governance Committee; ability to communicate ideas and contribute to Board deliberations; independence from management; diversity; judgment, skill, integrity and reputation; existing commitments to other businesses; potential conflicts of interest with other pursuits; and legal restraints. The Governance Committee may use a variety of means to identify potential nominees, including recommendations from the Chairman, Directors or others associated with the Corporation. The Governance Committee may also retain third-party search firms to identify potential nominees based on the Corporation's established criteria for director candidates discussed above. The Governance Committee then screens the potential candidates and eventually recommends suitable candidates to the Board for nomination.

The Governance Committee will consider candidates for Director recommended by shareholders by applying the criteria for candidates described above and considering the following additional information. Shareholders wishing to recommend a candidate for Director should write to the Corporation's Corporate Secretary before October 1, 2009, and include the following information: a statement that the writer is a shareholder and is recommending a candidate for Director; the name of and contact information for the candidate; a statement of the candidate's business and educational experience; information about each of the factors listed above, sufficient to enable the Governance Committee to evaluate the candidate; a statement detailing any relationship between the candidate and any customer, supplier or competitor of the Corporation; detailed information about any relationship or understanding between the writer or any other shareholder and the candidate; a statement whether such person, if elected, intends to tender, promptly following such person's election or re-election, an irrevocable resignation that is effective 90 days after the date of the certification of the election results upon such person's failure to receive the required vote for re-election at the next meeting at which such person would face re-election; and a statement that the candidate is willing to be considered and will serve as a Director if nominated and elected.

The Corporation does not have any minimum qualifications for Director nominees. However, the Board believes that it should be comprised of Directors with varied and complimentary backgrounds. Directors should also possess the highest personal and professional integrity and ethics and be willing and able to devote the required time to the Corporation.

Processes and Procedures for the Consideration and Determination of Director Compensation by Governance Committee

The Governance Committee is responsible for annually reviewing the compensation paid to Directors for service on the Board and for recommending changes to such compensation to the Board, if appropriate. The Board is responsible for approving Director compensation annually based on recommendations of the Governance Committee. Neither the Governance Committee nor the Board delegates its authority with respect to Director compensation to any other person or group. However, the Corporation's management may, at the request of the Governance Committee, assist the Governance Committee in its annual review of Director compensation, which may include recommending changes to such compensation. Although it has not done so recently, the Governance Committee has authority to retain and terminate any consultant to assist in the evaluation of the compensation and benefits for Directors and to approve the consultant's fees and other retention terms.

Processes and Procedures for the Consideration and Determination of Executive Compensation by Compensation Committee

The Compensation Committee is responsible for developing and implementing the Corporation's compensation policies and programs for the Chairman and Chief Executive Officer and other senior executives as further discussed throughout the Compensation Discussion and Analysis (the "CD&A") which begins on page 17 of this Proxy Statement. With regard to senior executives, other than the Chairman and Chief Executive Officer, the Compensation Committee reviews and considers management's recommendation, assesses the compensation of such senior executives and approves compensation and benefit levels (1) consistent with the Corporation's compensation philosophy and (2) necessary to attract and retain senior executives. This includes determining the following, without the need for approval or ratification by the Board:

- Total compensation, including base salaries, and benefit levels for senior executives who report to the Chairman, President and Chief Executive Officer;
- Participants and aggregate award levels for the HNI Corporation Executive Bonus Plan (the "Executive Plan"); and
- Participants and awards for the HNI Corporation Long-Term Performance Plan (the "Performance Plan") and the HNI Corporation ERISA Supplemental Retirement Plan (the "ESRP").

For all senior executives, including the Chairman and Chief Executive Officer, the Compensation Committee recommends stock option or other equity compensation awards under the HNI Corporation 2007 Stock-Based Compensation Plan (the "2007 Compensation Plan") to the Board for approval. The Compensation Committee also reviews and approves the base salaries for other executive officers of the Corporation who are subject to Section 16 of the Exchange Act and who do not report directly to the Chairman, President and Chief Executive Officer.

With regard to the Chairman and Chief Executive Officer, at least annually the Compensation Committee:

- Reviews and recommends to the Board (1) corporate goals and objectives relevant to Chairman and Chief Executive Officer compensation and (2) compensation and benefits for the Chairman and Chief Executive Officer, including Executive Plan, Performance Plan and ESRP awards and stock option or other equity compensation awards under the 2007 Compensation Plan;
- Evaluates the Chairman and Chief Executive Officer's performance in light of such goals and objectives and, together with other independent Directors, approves the Chairman and Chief Executive Officer's compensation and benefits based on this evaluation and the Compensation Committee's recommendation;
- Reviews the Chairman and Chief Executive Officer's performance evaluation form for appropriateness;
- Issues the Chairman and Chief Executive Officer performance evaluation form to all independent Directors;
- Compiles and reviews the Chairman and Chief Executive Officer performance evaluation results;

- Reviews the Chairman and Chief Executive Officer performance evaluation results with the Board for additional comment; and
- Chair of Compensation Committee reviews the Board's evaluation results of the Chief Executive Officer's performance with the Chairman and Chief Executive Officer.

In determining the long-term incentive component of Chairman and Chief Executive Officer compensation, the Compensation Committee, together with the other independent Directors, considers the Corporation's performance and shareholder return, the value of similar incentive awards granted to chairmen and chief executive officers in the marketplace and the awards granted to the Corporation's Chairman and Chief Executive Officer in past years. The Corporation uses the Compensation Analysis (as described under "*Annual Incentives*" on page 19 of this Proxy Statement) to evaluate the competitiveness of the long-term incentive component of the Chairman and Chief Executive Officer's compensation.

Role of Compensation Consultants. The Compensation Committee's Charter provides that any outside compensation consultants who offer advice on compensation levels and benefits for the Chairman and Chief Executive Officer or other senior executives will be retained by the Compensation Committee, report to the Chair of the Compensation Committee and submit fee statements to the Chair of the Compensation Committee for approval. The consultants' findings are reported directly to the Compensation Committee. Any other consulting services by such compensation consultants must be approved in advance by the Compensation Committee Chair.

Approximately every three to five years, the Board, with the assistance of a compensation consultant, conducts an extensive competitive assessment of our executive compensation programs. From time to time, the Compensation Committee retains independent compensation consultants to offer professional assistance on other select executive compensation matters. During the Corporation's fiscal year ended January 1, 2005, the Compensation Committee retained Mercer Human Resource Consulting ("Mercer"), a national compensation consulting firm, to conduct the Compensation Analysis under the oversight of the Compensation Committee. In the Compensation Analysis, Mercer concluded that: (1) the Corporation's executive compensation programs are fundamentally sound and consistent with its stated pay strategy, culture and business direction; (2) total compensation was structurally at market, with greater emphasis on variable pay; and (3) there is a demonstrated link between executive pay and performance with a balance of strategic and financial measures.

In the Corporation's fiscal year ended December 30, 2006 ("Fiscal 2006"), the Compensation Committee retained Mercer to advise the Compensation Committee on the competitiveness and appropriateness of the Corporation's form of change in control employment agreement ("CIC Agreement") and to recommend changes. A detailed description of the Corporation's form of CIC Agreement is set forth under "*Post-Employment and Other Events – Change in Control Employment Agreements*" on page 27 of this Proxy Statement.

The Compensation Committee hired Mercer for two executive compensation projects in the Corporation's fiscal year ended December 29, 2007 ("Fiscal 2007"). The first project involved Mercer's review of the CD&A and executive compensation tables for the Corporation's 2007 Proxy Statement. In the second project, per the Compensation Committee's request, Mercer reviewed the Corporation's policies and practices aimed at executive retention and outlined potential issues for consideration by the Compensation Committee.

In Fiscal 2008, the Compensation Committee retained Semler Brossy Consulting Group, LLC ("Semler"), a national compensation consulting firm, for an executive compensation project involving executive retention. Semler noted potential issues with the Corporation's executive retention policies and practices for consideration by the Compensation Committee.

For additional details regarding the process and procedures followed by the Compensation Committee in establishing the Corporation's compensation policies and programs for the Chairman and Chief Executive Officer and other senior executives, see the Compensation Committee's Charter, which is posted on the Corporation's website at www.hnicorp.com, under "*Corporate Governance – Committee Charters*."

Board Meetings

The Board held four regular meetings and no special meetings during Fiscal 2008. All Directors attended 100 percent of the total number of meetings of the Board.

In accordance with the NYSE listing standards regarding corporate governance, the Corporation's non-management Directors meet at regularly scheduled executive sessions without management present. Mr. Stern, Lead Director, presides at these executive sessions. The Corporation's non-management Directors met four times during Fiscal 2008.

Director Attendance at Annual Meetings of Shareholders

All Directors are encouraged to attend annual meetings of shareholders when possible. Directors may attend either in person or by telephone. Last year each Director attended the 2008 annual meeting of shareholders in person.

Shareholder Communications with the Board

Shareholders and interested parties may communicate with the Lead Director, the Chair of the Governance Committee and the Vice President, General Counsel and Secretary, or with the Corporation's non-management Directors as a group, by sending an email to "BoardOfDirectors@hnicorp.com" or by writing to Lead Director, Chair of the Governance Committee, Vice President, General Counsel and Secretary or Non-Management Directors at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761, Attention: Corporate Secretary. All communications received will be opened by the office of the Corporate Secretary for the sole purpose of determining whether the contents are a message to the Directors. Any communications not in the nature of advertising or promotions of a product or service will be promptly forwarded to the appropriate party.

PROPOSAL NO. 2 – **APPROVAL OF AN AMENDMENT TO THE HNI CORPORATION 2002 MEMBERS' STOCK PURCHASE PLAN TO INCREASE THE NUMBER OF AUTHORIZED SHARES AVAILABLE FOR ISSUANCE UNDER THE PLAN**

The Board has approved, and recommends to the shareholders for approval, an amendment to the HNI Corporation 2002 Members' Stock Purchase Plan ("MSPP") to increase the number of authorized shares of Common Stock available for issuance under the MSPP from 800,000 to 1,800,000 shares. All other material terms and conditions of the MSPP remain unchanged. A copy of the MSPP is attached as Exhibit B to the Corporation's 2002 Proxy Statement filed with the SEC on March 22, 2002.

Background

The Corporation takes pride in its member-owner culture and for more than 40 years has maintained programs to facilitate the purchase of Common Stock by members. The MSPP allows members to purchase Common Stock from the Corporation at 85% of the closing share price on each quarterly exercise date up to an aggregate annual amount of $25,000 per year. The Corporation's shareholders approved the MSPP in 2002 and authorized 800,000 shares of Common Stock for issuance to members under the MSPP. The MSPP expires in 2012 and is available on equal terms to all members working 20 hours or more per week. Shareholder approval is required to increase the number of authorized shares available for issuance to members under the MSPP. Mr. Askren, Kurt A. Tjaden, Vice President and Chief Financial Officer, HNI Corporation, and Marco V. Molinari, Executive Vice President, HNI Corporation and President, HNI International Inc., currently participate in the MSPP.

Reason for the Amendment

Due to significant member participation in the MSPP and recent volatility in the Corporation's share price, it is likely there will no longer be authorized shares of Common Stock available for issuance to member participants under the MSPP by the end of the second quarter of Fiscal 2009. Without additional authorized shares of Common Stock, the Corporation would be forced to prematurely terminate the MSPP. The amendment would increase the number of authorized shares of Common Stock available for issuance under the MSPP from 800,000 to 1,800,000 shares and allow the Corporation to continue to offer the MSPP to members.

Effective Date of Amendment

The Board has approved the amendment to the MSPP, subject to approval of the shareholders. Once approved by the shareholders, the amendment will become effective immediately. Before additional shares of Common Stock can be issued to member participants under the MSPP, the Corporation will need to file a listing application with the NYSE to reserve the additional 1,000,000 shares of Common Stock for issuance under the MSPP. The filing is expected to occur shortly after shareholder approval.

Description of the MSPP

Purpose. The MSPP is intended to (i) advance the interests of the Corporation and its shareholders by strengthening the Corporation's ability to attract and retain members who have the training, experience and ability to enhance the profitability of the Corporation and (ii) align the interests of members with the interests of shareholders by rewarding members upon whose judgment, initiative and effort the success of the Corporation largely depends.

Administration. The MSPP is administered by a committee consisting of not less than three members appointed by the Board (the "Committee"). The Committee has the authority to (i) interpret and construe the MSPP and the options granted thereunder, (ii) establish policies, procedures and rules related to the operation and administration of the MSPP, (iii) make adjustments in the option price and the number and kind of optioned shares as may be equitably required as a result of certain transactions and events affecting the Common Stock and (iv) subject to certain limitations, amend the provisions of the MSPP. The interpretation and construction by the Committee of any provision of the MSPP or of any option granted under it will be final.

Eligibility. Any person who is employed by the Corporation or a Subsidiary (as defined below) and who customarily works 20 hours or more per week, and who customarily works for 5 months or more in any calendar year is eligible to participate in the MSPP. A "Subsidiary" is defined under the MSPP as any majority owned subsidiary of the Corporation or of any majority owned subsidiary of the Corporation. As of the Record Date, approximately 10,000 members were eligible to participate in the MSPP.

Terms of Options and Acceptance. On the first business day of each fiscal quarter during which the MSPP is in effect (the "Entry Date"), each eligible, participating member will be granted an option to purchase shares of Common Stock. A member will evidence acceptance of the option by executing and providing to the Corporation a Subscription and Authorization Form (the "Form"). The Form may provide for the subscription of any dollar amount of Common Stock not to exceed 20% of his or her current earnings. Notwithstanding the foregoing, a member will not be granted options under the Plan if (i) immediately after the option is granted, the member would have the right to purchase shares of Common Stock having a fair market value as of the relevant Exercise Date (as defined below) in excess of $21,250.00 (85% of $25,000) in any calendar year, or (ii) immediately after the option was granted (and assuming the purchase of all stock which such member has the right to purchase), such member would own 5% or more of the total combined voting power or value of all classes of stock of the Corporation.

Once a member accepts an option under the MSPP, the member automatically will be deemed to have accepted all further options to be granted on subsequent Entry Dates unless he or she withdraws from the MSPP or reaches one of the limitations described in the preceding paragraph. A member's subscription to purchase shares during a quarter may be reduced by the Committee without notice to the member to the extent necessary to avoid exceeding a limitation imposed by the MSPP or by law.

Purchase of Stock. The purchase of shares of Common Stock takes place automatically on the last business day of each fiscal quarter during which the MSPP is in effect (the "Exercise Date"). The option shall be deemed automatically exercised on the Exercise Date to the extent of payments received from the member. If the number of shares which may be registered on any Exercise Date exceeds the number of shares authorized for issuance under the MSPP, the shares authorized for issuance will be made available for purchase on a pro-rata basis.

Participants may also have cash dividends on all their shares purchased through the MSPP automatically reinvested. The Corporation's agent (Wells Fargo) purchases Common Stock on the open market for participants under the dividend reinvestment program at the full market price, rather than the discounted price used when exercising options under the MSPP. No commission or service charge is paid by participants in connection with the purchase of Common Stock with reinvested dividends under the MSPP.

Price and Payment. The option price of shares purchased on any Exercise Date will be 85% of the fair market value ("FMV") of such stock on the Exercise Date. Payment of the option price through payroll deductions must be paid in full in U.S. dollars no later than the applicable Exercise Date. Minimum payroll deductions are $5.00 for members paid weekly and $10.00 for members paid bi-weekly. No interest is earned on any money paid by members.

Termination of Employment. If a member terminates employment for any reason, the accumulated funds in his or her account at the time of termination will be used to purchase shares of Common Stock on the next Exercise Date, and the member will have no further rights under the MSPP.

Resales by Affiliates. The resale of Common Stock acquired upon exercise of options granted under the MSPP is generally not restricted by the terms of the MSPP. Resales by members who are officers or directors must comply with Rule 144 under the Securities Act of 1933, but without a six-month holding period.

Rights as a Shareholder. The members shall have no rights as shareholders with respect to any Common Stock covered by options until the options are exercised and the purchase price is paid in full.

Amendment. The Committee may at any time amend the MSPP. Except for the adjustments provided for in the MSPP, approval of shareholders is required for any amendment that (i) increases the total number of shares available under the MSPP, (ii) materially modifies the requirements as to eligibility for participation in the MSPP, (iii) causes the options issued under the MSPP to fail to meet the requirements applicable to "employee stock purchase plans" as defined in Section 423 of the Code or (iv) causes the transactions under the MSPP to cease to qualify as exempt transactions pursuant to Rule 16b-3 under the Exchange Act. In addition, any amendment that must be approved by shareholders in order to comply with applicable laws or the rules and listing standards of the NYSE or any other principal exchange on which the Common Stock is then trading shall not be effective unless and until such approval has been obtained.

Duration. No options may be granted pursuant to the MSPP after May 5, 2012.

Inapplicability of ERISA. The MSPP is unfunded and does not give participants any rights that are superior to those of the Corporation's creditors. The MSPP is not subject to the provisions of the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the Code.

Federal Income Tax Consequences. The following is a brief summary of the federal income tax consequences that may occur based on the federal income tax laws currently in effect. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

The MSPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Assuming the MSPP continues to qualify under Section 423 of the Code, participants will not recognize income for federal income tax purposes either upon enrollment in the MSPP or upon purchasing shares under the MSPP.

If the shares are held more than two years from the applicable Exercise Date, the participant will be taxed on the sale of such shares at long-term capital gains rates, except to the extent that the participant realizes ordinary income in an amount equal to the lesser of (i) 15% of the FMV of the shares on the Exercise Date or (ii) the amount by which the FMV of the shares at the time of the sale exceeds the purchase price.

If the shares are not held for the minimum period described in the preceding paragraph, the participant will have ordinary income in the amount by which the fair market value of the shares on the Exercise Date exceeded the option price. This ordinary income is not limited to the gain from the sale of the stock. The participant's basis in the stock is increased by the amount of the ordinary income. The difference between the increased basis and the selling price of the stock is a capital gain or loss.

If a participant should die owning shares acquired under the Plan, he or she will be deemed to have disposed of his or her shares on the date of death and will realize ordinary income to the extent of the ordinary income component described in the preceding paragraphs, as applicable, but no capital gain will result until the time of a subsequent sale, when the amount of gain will typically be equal to the excess of the selling price over the FMV of the shares on the date of death or the alternative valuation date for federal estate tax purposes.

Required Vote

Approval of the amendment of the MSPP requires the affirmative vote of the holders of a majority of the Outstanding Shares entitled to vote at the Meeting.

Recommendation of the Board

> ***THE BOARD RECOMMENDS A VOTE "FOR" THE AMENDMENT TO THE MSPP TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK AVAILABLE FOR ISSUANCE UNDER THE MSPP.***

PROPOSAL NO. 3 — RATIFICATION OF AUDIT COMMITTEE'S SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE CORPORATION'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FOR FISCAL 2009

The Audit Committee has selected PricewaterhouseCoopers LLP as the Corporation's independent registered public accountant for Fiscal 2009.

The Board proposes that the shareholders ratify the selection by the Audit Committee of PricewaterhouseCoopers LLP to serve as the Corporation's independent registered public accountant for Fiscal 2009. The Audit Committee is directly responsible for the appointment of the independent registered public accountant. Although shareholder ratification of the Audit Committee's selection of the independent registered public accountant is not required by the By-laws or otherwise, the Corporation is submitting the selection of PricewaterhouseCoopers LLP to its shareholders for ratification to permit shareholders to participate in this important decision. If the shareholders fail to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as the Corporation's independent registered public accountant for Fiscal 2009 at the Meeting, the Audit Committee will reconsider the selection, although the Audit Committee will not be required to select a different independent registered public accountant. Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, have an opportunity to make a statement if they so desire and be available to respond to appropriate questions.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE AUDIT COMMITTEE'S SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE CORPORATION'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT.

AUDIT COMMITTEE REPORT

The Board has adopted a written charter for the Corporation's Audit Committee. A current copy of the charter is available on the Corporation's website at www.hnicorp.com, under "*Corporate Governance – Committee Charters*." The primary functions of the Audit Committee are set forth in its charter and on page 8 of this Proxy Statement under "*Board Committees*."

All members of the Audit Committee are independent as defined in Section 303A.02 of the NYSE Listed Company Manual, Exchange Act Rule 10A-3(b)(1) and the Categorical Standards.

Management has represented to the Audit Committee that the Corporation's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and PricewaterhouseCoopers LLP, the Corporation's independent registered public accountant. Management has also represented that it has assessed the effectiveness of the Corporation's internal control over financial reporting as of January 3, 2009, and has determined that, as of that date, the Corporation maintained effective internal control over financial reporting. The Audit Committee has reviewed and discussed with management and the Corporation's independent registered public accountant this assessment of internal control over financial reporting. The Audit Committee has also discussed with the Corporation's independent registered public accountant its evaluation of the accounting principles, practices and judgments applied by management, and the Audit Committee has discussed any items required to be communicated to it by the Corporation's independent registered public accountant in accordance with regulations promulgated by the SEC and the Public Company Accounting Oversight Board, including, but not limited to, the matters required to be discussed by PCAOB AU Section 380 and PCAOB Rule 3600T.

The Audit Committee received and reviewed the written disclosures and the letter from the Corporation's independent registered public accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the Corporation's independent registered public accountant's communications with the Audit Committee concerning independence, and discussed with the Corporation's independent registered public accountant its independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the financial statements referred to above be included in the Corporation's Annual Report on Form 10-K for the year ended January 3, 2009, for filing with the SEC.

AUDIT COMMITTEE
Miguel M. Calado, Chair
James R. Jenkins
Joseph E. Scalzo
Ronald V. Waters, III

FEES INCURRED FOR PRICEWATERHOUSECOOPERS LLP

The following table sets forth the aggregate fees billed to the Corporation for the audit and other services provided by PricewaterhouseCoopers LLP for Fiscal 2008 and for Fiscal 2007:

	Fiscal 2008	Fiscal 2007
Audit Fees (1)	$1,148,504	$ 986,459
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$1,148,504	$ 986,459

    (1)   Audit fees represent fees for professional services provided in connection with the audit of the financial statements, review of quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

Pre-Approval of Fees

The Audit Committee has delegated to the Chair of the Audit Committee authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by the Corporation's independent registered public accountant and associated fees. The Chair must report any decisions to pre-approve such audit-related or non-audit related services and fees to the Audit Committee at its next regular meeting. All of the fees incurred in Fiscal 2008 and Fiscal 2007 were approved by the Audit Committee.

REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

The Corporation has adopted a written policy (the "Policy") for review of transactions between the Corporation (including the Corporation's subsidiaries) and its Directors, executive officers and other related persons. The transactions subject to the Policy include any transaction, arrangement or relationship (including charitable contributions and including any series of similar transactions, arrangements or relationships) with the Corporation in which any Director, executive officer or other related person has a direct or indirect material interest except:

- Transactions available to all members generally;
- Transactions involving less than $100,000 when aggregated with all similar transactions;
- Transactions involving compensation or indemnification of executive officers and Directors duly authorized by the appropriate Board committee;
- Transactions involving reimbursement for routine expenses in accordance with Corporation policy; and
- Purchases of any products on the same terms available to all members generally.

The Corporation's Office of the General Counsel (the "General Counsel") performs the initial review of all transactions subject to the Policy. Factors to be considered by the General Counsel in reviewing the transaction include:

- Whether the transaction is in conformity with the Corporation's Collective & Personal Integrity Manual (our code of business conduct and ethics), the Governance Guidelines, the By-laws and other related policies, including Outside

Business Activities of Officers and Managers, Outside Directorships of Officers and Conflicts of Interest, and is in the best interests of the Corporation;

- Whether the transaction would be in the ordinary course of the Corporation's business;
- Whether the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party;
- The disclosure standards set forth in Item 404 of Regulation S-K or any similar provision; and
- Whether the transaction could call into question the status of any Director or Director nominee as an independent director under the NYSE listing standards pertaining to director independence and the Categorical Standards.

After reviewing the terms of the proposed transaction and taking into account the factors set forth above, the General Counsel will either:

- Approve the transaction if it is to be entered into in the ordinary course of the Corporation's business, is for an aggregate amount of $120,000 or less and is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party;
- Disallow the transaction if it is not in the best interests of the Corporation;
- Recommend that the Audit Committee review the transaction in advance; or
- Allow the transaction, subject to ratification by the Audit Committee, but only if the interests of the Corporation will be best served by allowing the transaction to proceed.

At each regularly scheduled Audit Committee meeting, the General Counsel shall report each known transaction to be entered into by the Corporation and to be considered by the Audit Committee, including the proposed aggregate value of each transaction and any other relevant information. After review, the Audit Committee shall approve, ratify or disallow each such transaction in accordance with the guidelines set forth above.

For purposes of the Policy, an "executive officer" is an executive officer of the Corporation subject to Section 16 of the Exchange Act.

For purposes of the Policy, a "related person" is:

- An executive officer, Director or Director nominee of the Corporation;
- A person who is an immediate family member (including a person's spouse, parents, stepparents, children, stepchildren, siblings, fathers- and mothers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than members) who share such person's home) of an executive officer, Director or Director nominee;
- A shareholder owning in excess of 5 percent of the Corporation's voting securities (or its controlled affiliates), or an immediate family member of such 5 percent shareholder; or
- An entity which is owned or controlled by a related person or an entity in which a related person has a substantial ownership interest.

CODE OF BUSINESS CONDUCT AND ETHICS

The Corporation maintains a Collective & Personal Integrity Manual (our code of business conduct and ethics) (the "Ethics Code") as part of its corporate compliance program. The Ethics Code applies to all Directors and members, including the Corporation's principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Ethics Code is available on the Corporation's website at www.hnicorp.com, under "*Corporate Governance—Code of Conduct*." The Corporation intends to disclose amendments to or waivers of the Ethics Code granted to the individual executive officers listed above and the Directors on the Corporation's website within four business days of such amendment or waiver. Shareholders may request a paper copy of the Ethics Code by writing to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761.

CORPORATE GOVERNANCE GUIDELINES

The Governance Guidelines are available on the Corporation's website at www.hnicorp.com, under "*Corporate Governance—Governance Guidelines*." Shareholders may request a paper copy of the Governance Guidelines by writing to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Objectives

Our executive compensation program has a pay-for-performance philosophy that aligns the interests of executives with those of our shareholders. The program is designed to support annual and long-term business goals by rewarding our executives for creating aggressive profitable growth and long-term value for shareholders.

The objectives of our executive compensation program are to:

- attract, motivate and retain highly qualified executives;
- link total compensation to both individual performance and the performance of the Corporation or relevant operating unit or operating segment;
- appropriately balance incentives for short-term and long-term performance; and
- align executive and shareholder interests by including equity as a component of total compensation.

Elements of Compensation Program

Our executive compensation program includes three elements: base salary, annual incentive compensation under the Executive Plan and long-term incentive compensation under the Performance Plan and the 2007 Compensation Plan. We believe that total compensation is the key factor in determining the level of compensation for our executives and, using the market compensation survey reports described below, we consider all three elements of executive compensation in determining the amounts for each individual element.

Our executive compensation strategy is to target total compensation, including base salary, short-term or annual incentives and long-term incentives, at approximately 100 percent of the market median. Our compensation strategy emphasizes pay for performance by setting base salary targets at approximately 90 percent of the market median and allocating a greater portion of executive compensation to performance-based incentive compensation programs.

Base Salary

Base salary is the basic element of our executive compensation program and the foundation for setting our incentive compensation target awards. The Compensation Committee, together with the other independent Directors, evaluates and approves the base salary of the Corporation's Chairman, President and Chief Executive Officer (the "CEO"). The Compensation Committee approves the base salary for the Corporation's Vice President and Chief Financial Officer (the "CFO") and the three other most highly compensated executives. Throughout the CD&A, the CEO, CFO and three other most highly compensated executives are referred to collectively as the "Named Executive Officers."

Criteria for Determining Base Salary. We derive the base salary market median from the three market compensation survey reports discussed in further detail below. As disclosed above, the Compensation Committee generally sets base salary targets at approximately 90 percent of the market median. In most cases, the Compensation Committee sets base salary for an executive between 80 and 120 percent of the below-market base salary target resulting in a range of between 72 and 108 percent of the market median. Based on individual circumstances, however, actual base salaries may be higher or lower. For Fiscal 2008, the base salaries for each of the Named Executive Officers fell within the base salary range noted above. The Compensation Committee uses the following factors in determining base salary, including when it considers setting base salary outside of the established base salary range:

- the duties, complexities and responsibilities of the position;
- salary levels of comparable positions both within and outside the Corporation which are based in part on the survey reports described below;
- potential for advancement;
- individual performance and competency; and
- the length and nature of a Named Executive Officer's experience.

The Compensation Committee annually reviews base salaries paid to the Corporation's executives using the following commercially available, broad-based, comparative market compensation survey reports developed by independent professional organizations (collectively, the "Survey Reports"):

- Towers Perrin Human Resources Services ("Towers Perrin") Compensation Data Bank – Executive Compensation Database – Single Regression Report dated March 1, 2008;
- Mercer – US Mercer Benchmark Database – Executive Survey dated March 1, 2008; and
- Watson Wyatt Data Services ("Watson Wyatt") – CompQuest Online – Top Management Compensation dated April 1, 2008.

The Survey Reports made available by Towers Perrin, Mercer and Watson Wyatt cover a significant number of companies over a broad range of industries. A list of companies participating in the Survey Reports is attached to this Proxy Statement as Appendix A.

For purposes of the Compensation Committee's review, management provides information that combines and averages market data from the Survey Reports to balance data outliers and increase reliability. No particular industry peer group is selected for competitive review because we compete for executives within industries other than the office furniture and hearth products industries. The Compensation Committee believes that the size of the business and scope of the executive officer's responsibility are the most important benchmarking factors for attracting and retaining executive officers. In establishing appropriate compensation targets for our executives, management correlates business revenue and compensation across various industries to compare executives with responsibilities of similar size and scope.

Based on the factors identified above and the data derived from the Survey Reports, the Board or the Compensation Committee, as the case may be, has typically increased the annual base salary for each of the Named Executive Officers at the Compensation Committee's annual review of each such officer's base salary. The Compensation Committee normally conducts annual base salary reviews at the Board meeting prior to the anniversary date of each officer's appointment. The Compensation Committee conducts the CEO's annual base salary review at the February Board meeting. At the February 2008 Board meeting, the CEO requested he not be considered for a base salary increase at such time due to economic uncertainty. The Compensation Committee honored his request. Due to recent adverse market conditions and the financial performance of the Corporation, for Fiscal 2009, management recommended and the Compensation Committee approved a freeze in the annual base salaries of each of the Named Executive Officers. This is the second year in a row in which the CEO requested he not receive a base salary increase.

Fiscal 2008 Base Salary. In Fiscal 2008, the Compensation Committee, after reviewing the criteria described above, set (1) base salary targets for each Named Executive Officer, except the CEO whose base salary remained unchanged, at approximately 90 percent of the market median, which was derived from the Survey Reports as described above and (2) base salaries for each Named Executive Officer between 80 and 120 percent of the base salary target. The table below sets forth for each Named Executive Officer the following: annual base salary as of the last day of Fiscal 2008; market median annual base salary for comparable positions based on our review of the Survey Reports; annual base salary as a percentage of market median; annual base salary target (90 percent of market median annual base salary); and annual base salary as a percentage of target. The variations in annual base salary among each of the Named Executive Officers are based on their individual performance against the criteria for determining base salary set forth above.

Named Executive Officer (1)	Annual Base Salary ($) (2)	Market Median Annual Base Salary ($)	Percentage of Market Median (%)	Annual Base Salary Target ($)	Percentage of Annual Base Salary Target (%)
Stan A. Askren Chairman, President and Chief Executive Officer, HNI Corporation	735,004	849,780	86	764,800	96
Kurt A. Tjaden Vice President and Chief Financial Officer, HNI Corporation	330,000	408,010	81	367,210	90
Bradley D. Determan Executive Vice President, HNI Corporation President, Hearth & Home Technologies Inc.	330,000	364,420	91	327,980	101

Named Executive Officer (1)	Annual Base Salary ($) (2)	Market Median Annual Base Salary ($)	Percentage of Market Median (%)	Annual Base Salary Target ($)	Percentage of Annual Base Salary Target (%)
Jerald K. Dittmer Executive Vice President, HNI Corporation President, The HON Company	355,000	421,200	84	379,080	94
Marco V. Molinari Executive Vice President, HNI Corporation President, HNI International Inc.	332,300	379,670	88	341,700	97

Notes

(1) On March 10, 2008, Mr. Dittmer resigned his position as Vice President and Chief Financial Officer of the Corporation to become an Executive Vice President of the Corporation and President of The HON Company. On April 1, 2008, Mr. Askren was appointed the acting Chief Financial Officer and held that position until August 25, 2008, when Mr. Tjaden was appointed the Vice President and Chief Financial Officer of the Corporation.

(2) This column sets forth the annual base salary for each of the Named Executive Officers as of the last day of Fiscal 2008, which amounts differ from those set forth in the salary column of the Summary Compensation Table for Fiscal 2008, Fiscal 2007 and Fiscal 2006 (the "Summary Compensation Table"). The amounts set forth in the salary column of the Summary Compensation Table reflect the actual salary earned by each of the Named Executive Officers during Fiscal 2008. We typically increase the annual base salary for each of the Named Executive Officers once per year at the Board meeting prior to the anniversary date of their appointment and such increases are usually 10 percent or less. For example, on February 12, 2008, the Compensation Committee approved a 4 percent increase to Mr. Molinari's annual base salary from $319,501 to $332,300 beginning April 20, 2008. Hence, for the first 16 weeks of Fiscal 2008, Mr. Molinari earned $98,308, and for the last 37 weeks of Fiscal 2008, Mr. Molinari earned $236,444, for a total salary earned during Fiscal 2008 of $334,752. In addition, the Corporation follows a 52/53-week fiscal year which ends on the Saturday nearest December 31. Fiscal 2008 ended on Saturday, January 3, 2009, and is a 53-week year. This means each of the Named Executive Officers will have effectively earned an additional week of salary in Fiscal 2008. The amounts set forth in the salary column of the Summary Compensation Table reflect this additional week of salary for each of the Named Executive Officers.

Annual Incentives

The Named Executive Officers are eligible for annual incentive compensation under the Executive Plan, which was re-approved by shareholders at the 2005 annual meeting of shareholders. We use the Executive Plan to motivate executives annually to achieve specific financial performance goals and individual strategic objectives. The Compensation Committee approves the annual incentive targets, set as a percent of base salary, for each of the Named Executive Officers except the CEO, whose target is approved by the independent Directors after recommendation by the Compensation Committee. The CEO's 2008 annual incentive target is equal to 100 percent of the CEO's annual base salary as of the end of Fiscal 2008. The other Named Executive Officers have a 2008 annual incentive target of 75 percent of their annual base salary as of the end of Fiscal 2008. The CEO's annual incentive target is a greater percentage of his annual base salary than the targets for the other Named Executive Officers because the CEO has the greatest potential impact on the Corporation's annual strategic objectives.

As noted above, our executive compensation strategy is to target total compensation, including base salary, annual or short-term incentives and long-term incentives, at approximately 100 percent of the market median. The Compensation Committee believes that the market level of incentive compensation remains relatively consistent from year to year and, accordingly, retains an independent consultant every three to five years to conduct a thorough, competitive review and analysis of our total executive compensation program. Mercer most recently conducted this analysis in late 2004 (the "Compensation Analysis"), and the Compensation Committee utilized this analysis to establish annual and long-term incentive targets for the Named Executive Officers for 2005, 2006, 2007 and 2008. Management annually monitors the market level of annual and long-term incentive compensation using the Survey Reports and the same benchmarking approach as described above under "*Base Salary – Criteria for Determining Base Salary*" on page 17 of this Proxy Statement.

The Compensation Committee typically establishes or recommends to the Board for approval annual incentive targets under the Executive Plan for each of the Named Executive Officers slightly above the market median for annual incentive compensation to offset the fact that base salary targets are set slightly below the market median, emphasize pay for performance and encourage the achievement of established financial performance goals and individual strategic objectives. The above-market annual incentive targets, after taking into account the below-market base salary targets, provide an opportunity for Named Executive Officers to earn market-competitive cash compensation. To achieve a payout at 100 percent of target, executives must achieve superior results relative to economic and competitive conditions.

The annual incentives are weighted 60 percent on attainment of the Corporation's (or one of the Corporation's particular operating unit's) annual financial performance goals and 40 percent on attainment of individual strategic objectives. We believe this weighting encourages the proper focus by the Named Executive Officers on both annual financial returns and individual contributions to the Corporation's strategic objectives.

Financial Goals. We believe financial performance goals create a strong and objective link between executive compensation and shareholder value creation. We use economic profit as the measurement for financial performance goal achievement because it promotes the simultaneous optimization of growth, earnings and capital efficiency. We define economic profit as after-tax operating profit less a capital charge for invested capital. We believe economic profit is the best indicator of long-term shareholder value creation and correlates well with long-term stock price appreciation because it accounts for the investment required to generate a return by including a capital charge on invested capital.

Each year, the Compensation Committee evaluates historical performance, peer performance, external macroeconomic forecasts, market performance expectations for the Corporation and industry peers and other relevant data to determine the reasonableness of all financial performance goals and maintain an alignment of pay and performance. In addition, management prepares an annual financial plan that the Board approves and the Compensation Committee utilizes to establish economic profit goals that the Board also approves. The economic profit goals are based on current strategic market conditions (e.g., downturn in the housing market or strong corporate earnings) and business opportunities (e.g., launch of new product line or integration of recently acquired business) factored into the annual financial plan.

The Compensation Committee ties the economic profit goals to a predetermined payout percentage set forth in an award matrix. Payout achievement percentages range between 0 and 200 percent of target based on economic profit achievement. As part of our compensation philosophy, the Compensation Committee establishes and, in 2008 established, economic profit achievement representing a 100 percent payout level as an aggressive but achievable goal for the Corporation as a whole or any operating unit based on economic and competitive conditions at the time goals are established. If a threshold level of economic profit is not achieved, no payout is made with respect to the financial component of the annual incentive. Economic profit achievement representing a 50 percent payout level reflects threshold performance required to receive a payout, while economic profit achievement representing a 200 percent payout level reflects the maximum incentive for exceptional performance. We expect that (1) payout levels will be between 80 and 120 percent of target in most years and average approximately 100 percent of target over time and (2) failure to achieve a 50 percent payout level or achievement of a 200 percent payout level will occur infrequently.

The Board sets separate economic profit goals for the Corporation and each operating unit to align executives' interests with the financial performance of either the Corporation or their individual area of responsibility, which may be one or more individual operating units. The goals of the CEO and the CFO are linked to the overall economic profit of the Corporation. The goals of the other Named Executive Officers are linked to the economic profit of their specific areas of responsibility.

The financial component of the annual incentive awards for Messrs. Askren and Tjaden is based on achievement of the economic profit goal of the Corporation as a whole because both are executive officers of the Corporation and responsible for its overall economic performance. For Fiscal 2008, the economic profit goal for the Corporation as a whole was $40,952,000.

The financial component of Mr. Determan's annual incentive award is based on achievement of the economic profit goal of Hearth & Home Technologies Inc. ("HHT"), the Corporation's operating unit for which he is responsible (HHT is the only operating unit included in the Corporation's hearth products operating segment). The economic profit goal for Fiscal 2008 for HHT was $(17,944,000), and economic profit achievement was $(21,275,000).

The financial component of Mr. Dittmer's annual incentive award is based partially on the achievement of the economic profit goal of the Corporation as a whole and partially on achievement of the economic profit goal of The HON Company ("HON"), the Corporation's operating unit for which he is responsible. This proration is a result of Mr. Dittmer serving as Chief Financial Officer of the Corporation for part of the year and as President of HON for the remainder of the year. The financial component of Mr. Molinari's annual incentive award is based on achievement of the economic profit goals of HNI International Inc. ("HNII"), the Corporation's operating unit for which he is responsible, and HNI Hong Kong Limited, or Lamex, the Corporation's Chinese subsidiary for which he is also responsible. In addition, the financial component of Mr. Molinari's annual incentive award is increased or decreased based on the level of Lamex sales (i.e., for a given level of economic profit achievement, the greater the level of Lamex sales, the greater the financial component of Mr. Molinari's annual incentive award). The Corporation considers the economic profit goals and achievements of HON, HNII and Lamex to be confidential.

As for all Named Executive Officers, the economic profit performance goals for Messrs. Dittmer and Molinari require superior performance by such officers and their corresponding operating units and areas of responsibility. Nonetheless, because we expect superior performance on a consistent basis, the Corporation and its operating units expect to achieve the annual economic profit performance goals when such goals are established. Accordingly, we expect Messrs. Dittmer and Molinari to achieve 100 percent of target over time on the financial incentive component of their respective annual incentive compensation awards under the Executive Plan.

The amount of the annual incentive attributable to financial performance goals for each of the Named Executive Officers is listed in the chart on the following page. The chart also includes specific payouts and target percentages for each of the Named Executive Officers. In Fiscal 2008, Messrs. Askren, Tjaden and Dittmer did not receive any payout for that portion of their annual incentive award attributable to the achievement of financial performance goals based on the financial performance of the Corporation and HON, which was adversely affected by the ongoing credit crisis, global recession and uncertain business climate.

Due to current economic uncertainty, a rapidly changing business climate and the associated difficulty with establishing meaningful financial performance goals for an entire year, for Fiscal 2009, the Compensation Committee (i) reduced the percent payout level threshold from 50 percent to 25 percent and (ii) bifurcated the annual performance period into two 6-month performance periods with each period looked at separately for purposes of determining whether a threshold level of economic profit was achieved. Any resulting award will be based on the average achievement of the two 6-month performance periods. Actual payment of the annual incentive award, as discussed below, will remain the same for Fiscal 2009.

Individual Strategic Objectives. Each Named Executive Officer's individual strategic objectives are based on broad strategic objectives of the Corporation or a particular operating unit and are defined and measured within the Corporation's fiscal year. The independent Directors annually review and approve the CEO's individual strategic objectives. The CEO annually reviews and approves the individual strategic objectives of each of the other Named Executive Officers. Individual strategic objectives are designed to focus each Named Executive Officer on those matters having a significant impact on his individual area of responsibility. A summary of each Named Executive Officer's individual strategic objectives for Fiscal 2008 is set forth below.

Mr. Askren. Mr. Askren's individual strategic objectives were to (1) enhance customer value and market impact by building powerful brands, using split and focused business and selling models and aggressive end-user product and solutions development; (2) build best cost, lean enterprise by implementing step function cost reductions, extending lean enterprise to total value stream, becoming a global best-cost provider and implementing greater Corporation-wide cooperation; and (3) enhance culture and capabilities by leveraging and enhancing core culture and values, adding critical business skills and diversifying the workforce and thinking.

Mr. Tjaden. Mr. Tjaden's individual strategic objectives were to (1) deploy a strategic plan for the finance and information technology departments; (2) reduce the Corporation's operating costs and improve cash flow; and (3) develop a succession plan for key finance positions and implement a process for improved collaboration among corporate functions and operating units.

Mr. Determan. Mr. Determan's individual strategic objectives were to (1) successfully integrate the Harman acquisition into HHT; (2) strengthen the market position of the hearth products operating segment by increasing product sales, launching new programs and implementing a new delivery model; and (3) reduce voluntary turnover and OSHA recordable and lost-time injuries.

Mr. Dittmer. Mr. Dittmer's individual strategic objectives were to (1) develop a strategic plan for new products and product extensions; (2) reduce operating costs of the business unit; (3) improve the customer buying experience; and (4) align resources by channel.

Mr. Molinari. Mr. Molinari's individual strategic goals were to (1) profitably grow Lamex sales in Asia, expand Lamex dealer distribution and enhance Lamex brand and image; (2) strengthen the Corporation's international market position through product development and sourcing capabilities; (3) reduce international operating costs by implementing Rapid Continuous Improvement initiatives and procurement processes; (4) develop new international market opportunities; and (5) enhance international culture and capabilities by improving depth of skill and talent and improving succession planning processes.

At year-end, each of the Named Executive Officers evaluates his performance against his individual strategic objectives. Next, the CEO, after reviewing these self-evaluations, recommends the achievement percentage for each of the other Named Executive Officers' individual strategic objectives for Compensation Committee approval. The independent Directors, after reviewing the CEO's self-evaluation, determine the achievement percentage of the CEO's individual strategic objectives.

Achievement percentages range from 0 to 125 percent. There is no threshold performance level for the individual strategic objective component of the annual incentive. The individual strategic objectives of each of the Named Executive Officers represent aggressive goals that are challenging to achieve. Historically, achievement of 100% is difficult and most achievement percentages have ranged between 75 and 95 percent, although future achievement percentages may vary from year to year. The amount of annual incentive attributable to individual strategic objectives for each of the Named Executive Officers is set forth in the chart below.

For each Named Executive Officer, achievement of individual strategic objectives accounts for 40 percent of the current year's annual incentive award under the Executive Plan. If a Named Executive Officer fails to achieve an individual strategic objective, the portion (40 percent) of the Named Executive Officer's annual incentive award based solely on achievement of individual strategic objectives will be reduced. Moreover, the failure to achieve individual strategic objectives is considered, together with other factors discussed above under "*Base Salary*" on page 17 of this Proxy Statement, by the independent Directors or the Compensation Committee in establishing the officer's base salary for the following fiscal year. Due to the importance of each of the Named Executive Officers to the financial performance of the Corporation, the Compensation Committee also believes that a low level of achievement by a Named Executive Officer on his individual strategic objectives could, in some years, negatively impact the Corporation's or operating unit's financial performance and result in a decrease in the portion (60 percent) of the officer's annual incentive award based solely on the Corporation's or operating unit's financial performance.

The chart below sets forth detailed information regarding the calculation of the annual incentive awards under the Executive Plan for each of the Named Executive Officers for Fiscal 2008:

Participant	01/02/09 Annual Base Salary ($)	Target % of Annual Base Salary (%)	Annual Incentive Award Target ($) (1)	Actual Annual Incentive Award Attributable to Financial Goals (Financial Performance Goal) ($)	Actual Annual Incentive Award Attributable to Strategic Objectives (Individual Strategic Objective) ($)	Annual Incentive Award Payout ($)
Stan A. Askren	735,004	100	735,004	0	276,360	276,360
Kurt A. Tjaden	330,000	75	85,673	0	33,584	33,584
Bradley D. Determan	330,000	75	247,500	118,800	100,980	219,780
Jerald K. Dittmer	355,000	75	266,250	0	101,175	101,175
Marco V. Molinari	332,300	75	249,225	96,749	96,699	193,448

Notes

(1) Mr. Tjaden's annual incentive award target was prorated for Fiscal 2008 based on his start date of August 25, 2008.

The Compensation Committee recommends and the independent Directors approve the payment of the CEO's annual incentive award under the Executive Plan. The Compensation Committee approves the payment of the annual incentive awards for the other Named Executive Officers. The awards are paid in February following the fiscal year for which they are earned, subject to a participant's employment with the Corporation on the last day of the fiscal year for which an award is earned. The awards are paid in cash unless the executive requests and the Compensation Committee approves taking the payment or part of the payment in the form of Common Stock. All of the Named Executive Officers received 100 percent of their respective Fiscal 2008 annual incentive awards in cash.

Long-Term Incentives

We design long-term incentives to focus executives on long-term value creation and to provide balance to the annual incentives. We provide long-term incentives through annual (1) Performance Plan awards with rolling three-year performance periods or restricted stock unit awards and (2) stock option grants to select executives, including all of the Named Executive Officers under the 2007 Compensation Plan. As discussed below, in most years we believe the two types of long-term incentives provide an appropriate balance between emphasizing financial performance (the Performance Plan) and stock price performance (stock options). We generally set targeted long-term incentive compensation for each of the Named Executive Officers at the market median consistent with our executive compensation strategy noted above.

The Compensation Committee approves all long-term incentive award payouts under the Performance Plan, if any, for the CFO and the three other most highly compensated executives, whether in the form of cash or stock, in February of the year following the end of the fiscal year for which the incentive awards were earned. For the CEO, the Compensation Committee recommends long-term incentive award payouts under the Performance Plan, if any, to the Board for approval. The Compensation Committee and the Board typically hold scheduled meetings during the second full week of February after the prior fiscal year's results are available to facilitate the determination of the Performance Plan awards payouts for each of the Named Executive Officers.

For administrative convenience and because year-end results are first available at that time, the Board typically awards stock options under the 2007 Compensation Plan only once per year at the Board's February meeting. However, the Board may grant stock options or Performance Plan awards throughout the year for a new hire, a significant promotion or other special circumstances. In Fiscal 2008, the Board granted stock options for each of the Named Executive Officers, except Mr. Tjaden, at the Board's February meeting. The Board also granted stock options to Messrs. Dittmer and Determan at the Board's May meeting and to Mr. Tjaden at the Board's November meeting. In Fiscal 2009, the Board granted stock options for the Named Executive Officers effective on February 23, 2009, 12 days after the Board's February meeting. The reason for the delayed effective date was, unlike prior years, the Corporation's insider trading window was not yet open at the time of the Board's February meeting. The trading window opened February 23, 2009.

The CEO's long-term incentive award target is equal to 200 percent of base salary, which approximates the market median for long-term incentive compensation. In Fiscal 2008, one-quarter of the CEO's long-term incentive awards, or 50 percent of base salary, was delivered as Performance Plan awards, and three-quarters, or 150 percent of base salary, was granted as stock options. The other Named Executive Officers' long-term incentive award targets are equal to 150 percent of base salary. As with the CEO, the long-term incentive award target for each of the other Named Executive Officers is set approximately at the market median. In Fiscal 2008, one-half, or 75 percent of base salary, of the long-term incentive awards for Messrs. Determan and Molinari was delivered as Performance Plan awards, and the other half was delivered as stock options. For Messrs. Dittmer and Tjaden, one-quarter, or 37.5 percent of base salary, was delivered as Performance Plan awards, and three-quarters, or 112.5 percent of base salary, was delivered as stock options. Both Mr. Tjaden's Fiscal 2008 Performance Plan and stock option awards were prorated based on his August 25, 2008 start date. The Compensation Committee and the Board annually evaluate the award targets and determines the appropriate balance between Performance Plan awards and stock options for each of the Named Executive Officers.

Performance Plan. The Board approved the Performance Plan in 2000 and amended it in 2004 and 2007. The shareholders approved the Performance Plan at the 2005 annual meeting of shareholders. The Performance Plan reinforces our goal of long-term shareholder value creation. Performance Plan awards are typically granted annually. The payout value of each award is determined after a three-year performance period and is based on cumulative economic profit during the three-year period. Economic profit is used as the performance measure for the Performance Plan for the reasons set forth above under "*Annual Incentives – Financial Goals*" on page 20 of this Proxy Statement.

Awards under the Performance Plan are based on separate financial goals for the Corporation overall and each of the Corporation's two operating segments, office furniture and hearth products. The CEO's and the CFO's performance is measured against the Corporation as a whole, and the performance of the other Named Executive Officers is measured against their respective operating segments.

The Compensation Committee recommends and the Board approves cumulative three-year economic profit goals based on the same current strategic market conditions and business opportunities on which the economic profit goals for the annual incentive awards are based, but with a longer time horizon (three years as opposed to one year). Examples of such conditions and opportunities are noted above under "*Annual Incentives – Financial Goals*" on page 20 of this Proxy Statement.

The Compensation Committee ties the economic profit goals to a predetermined payout percentage set forth in an award matrix. Performance Plan awards are not paid unless a threshold level of cumulative economic profit is achieved, but when paid, range from 50 to 200 percent, depending on cumulative economic profit achievement, with 100 percent as the target. Fifty percent of target is the minimum award paid if economic profit exceeds a specified threshold. If economic profit does not reach the threshold level, no award is paid. Two hundred percent is the maximum award for exceptional economic profit performance.

As part of our compensation philosophy, the Compensation Committee establishes and, in 2008 established, economic profit achievement representing a 100 percent payout level as an aggressive but achievable goal for the Corporation as a whole or any operating segment based on economic and competitive conditions at the time goals are established. We expect payout levels will average approximately 100 percent across multiple performance periods and failure to achieve a 50 percent payout level or achievement of a 200 percent payout level will occur infrequently.

For the 2006-2008 performance period, the cumulative economic profit goal for the Corporation as a whole was $273,582,000. The cumulative economic profit goal for the office furniture operating segment was $233,546,000. The cumulative economic profit goal for the hearth products operating segment was $60,547,000. The chart below sets forth detailed information regarding the calculation of awards under the Performance Plan for the 2006-2008 performance period for each of the Named Executive Officers. None of the Named Executive Officers received payouts under the Performance Plan for the 2006-2008 performance period due to the financial performance of the Corporation and the office furniture and hearth products operating segments over the three-year performance period. This was also based in part on the aggressiveness of the three-year performance goal, the significant downturn in the housing market and the current credit crisis, global recession and uncertain business climate.

Name	Operating Segment	2006-2008 Performance Plan Award Target ($) (1)	2006-2008 Cumulative Economic Profit Goal ($)	Total Payout ($)
Stan A. Askren	HNI Corporation	337,500	273,582,000	0
Kurt A. Tjaden	HNI Corporation	N/A	N/A	0
Bradley D. Determan	Hearth Products	206,900	60,547,000	0
Jerald K. Dittmer	Office Furniture	177,200	233,546,000	0
Marco V. Molinari	Office Furniture	222,000	233,546,000	0

Notes

(1) Mr. Tjaden was not granted a 2006-2008 Performance Plan Award Target as he did not begin employment with the Corporation until August 25, 2008, almost three years after the Compensation Committee and the Board established the award targets.

The Compensation Committee approves the payment of Performance Plan awards for the CFO and the three other most highly compensated executives. For the CEO, the Compensation Committee recommends payment of Performance Plan awards to the Board for approval. Awards, if earned, are paid in February following the close of the applicable three-year performance period. To encourage Common Stock ownership by executives, one-half of each award is paid in cash and one-half of each award is paid in Common Stock. We use the average of the high and low transaction prices of a share of Common Stock on the date the award is paid to determine the number of shares to issue. The payment of a Performance Plan award is conditioned upon continued employment through the end of the three-year performance period. Any early termination of employment other than due to retirement, death or disability prior to the end of the three-year period results in forfeiture of any outstanding awards. We believe this policy motivates executives to focus on long-term value creation and supports retention.

In Fiscal 2009, the Board granted time-based restricted stock units, or RSUs, to the Named Executive Officers in place of the typical Performance Plan awards. The RSUs will vest three years from the date of grant and represent 80 percent of each of the Named Executive Officers' long-term incentive awards for Fiscal 2009. The remaining 20 percent of such awards were granted in the form of stock options. The Compensation Committee and the Board granted RSUs instead of Performance Plan awards due to current economic uncertainty, the global recession, the resulting difficulty in establishing meaningful three-year financial performance goals and to encourage retention and further align the interests of executives with the interests of shareholders.

Stock Option Awards. In Fiscal 2008, the Board granted stock options pursuant to the 2007 Compensation Plan, which shareholders last approved at the 2007 annual meeting of shareholders. Stock options align the interests of the Named Executive Officers with the interests of shareholders by tying a portion of executive compensation to long-term stock price. The Board limits recipients of stock option grants to a small number of executives (34 in Fiscal 2008, including all of the Named Executive Officers) who have the ability through their leadership and strategic actions to significantly impact the Corporation's long-term performance and, consequently, its stock price.

Under the 2007 Compensation Plan, the Board grants stock options with an exercise price equal to the closing price of a share of Common Stock on the date of grant. Annual grants typically occur at the February Board meeting, during which the options are authorized, priced and issued. The amount of income realized by an executive from an option is equal to the stock appreciation between the grant and the exercise dates, providing direct alignment between shareholder and executive interests over the long term (i.e., increase in stock price). The exercise price may be paid: (a) in cash; (b) in shares of Common Stock at fair market value on the date of delivery; (c) by authorizing the Corporation to withhold shares of Common Stock, which would otherwise be delivered upon exercise of the option, having a fair market value equal to the exercise price; (d) in cash by a broker-dealer to whom the executive has submitted an irrevocable notice of exercise; or (e) by any combination of the above.

The targeted dollar value of stock option awards generally ranges between 25 and 150 percent of an executive's base salary as of the end of the fiscal year prior to grant. Executives with the ability to significantly impact long-term strategic objectives typically receive a higher percentage of long-term incentives in the form of stock options. Consequently, the CEO and the CFO typically receive a higher percentage of long-term incentives in the form of stock options than any of the other Named Executive Officers as the Compensation Committee believes these individuals have the greatest potential impact on the Corporation's long-term strategic objectives. Consistent with market practices, we use the Black-Scholes option valuation method to calculate the number of options granted, which is based on the targeted dollar value of the award. All stock options vest four years after the grant date and expire ten years after the grant date. This provides a balance between the shorter three-year period Performance Plan awards or RSUs and the longer term options. Early termination of employment other than due to retirement, death or disability results in forfeiture of unvested option awards and a reduction in the exercise period of vested option awards. We believe this policy motivates executives to focus on long-term value creation and supports retention.

In Fiscal 2008, the CEO received an option grant equal to 150 percent of his base salary as of the end of Fiscal 2007, or 126,434 options. The other Named Executive Officers, other than Mr. Tjaden, received option grants equal to between 62.5 and 75 percent of their respective base salaries as of the end of Fiscal 2007 or between 23,258 and 27,480 options.

The Board authorized, priced ($31.69) and issued stock option grants to each of the Named Executive Officers, except Mr. Tjaden, in Fiscal 2008 at the regularly scheduled Board meeting on February 13, 2008. The Board authorized, priced ($22.56) and issued additional stock option grants to Messrs. Dittmer and Determan at the regularly scheduled Board meeting on May 6, 2008. The Board authorized, priced ($17.01) and issued a stock option grant to Mr. Tjaden at the regularly scheduled Board meeting on November 7, 2008.

The Board granted the stock option awards to Messrs. Determan and Dittmer on May 6, 2008 with a Black-Scholes value of $5.18 per option. Mr. Determan's May 6, 2008 award of 57,915 options was valued at $300,000 and was granted to recognize his outstanding efforts during the downturn in the housing market and to encourage retention. The award to Mr. Dittmer of 17,133 options on May 6, 2008 was valued at $88,750 and was granted to recognize his promotion to Executive Vice President of the Corporation and President of HON. The award to Mr. Tjaden of 36,923 options on November 7, 2008 was valued at $135,507, with a Black-Scholes value of $3.67 per option. The Board approved this award to reflect Mr. Tjaden's appointment as Vice President and Chief Financial Officer of the Corporation.

We make no attempt to influence executive compensation by timing the stock option grants in coordination with disclosure of material information to the public which may result in an increase or decrease of the stock price. See the option valuation chart below for additional details regarding stock option awards in Fiscal 2008 for each of the Named Executive Officers:

Name	Targeted Value of Options Granted in 2008 (February) ($)	Targeted Value of Options Granted in 2008 (Special Grant) ($)	Black-Scholes Value of Stock Option ($) (1)	Number of Options Granted (#)	Percentage of Base Salary (%)
Stan A. Askren	1,102,504	N/A	8.72	126,434	150
Kurt A. Tjaden	N/A	135,507	3.67	36,923	N/A
Bradley D. Determan	215,183	300,000	8.72 / 5.18	24,677 / 57,915	75 / N/A
Jerald K. Dittmer	202,810	88,750	8.72 / 5.18	23,258 / 17,133	62.5 / N/A
Marco V. Molinari	239,626	N/A	8.72	27,480	75

Notes

(1) The Black-Scholes option value for award purposes differs from the Black-Scholes option value calculated in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or FAS 123(R), for financial statement reporting purposes. The difference between the Black-Scholes option value for award purposes and the Black-Scholes option value for financial statement reporting purposes results from utilizing a ten-year option life when calculating the value of an award and a seven-year expected option life when reporting the value of the award under FAS 123(R). Our utilization of the

ten-year option life when calculating the value of an award results in fewer options granted to executives due to the higher option value produced.

Other Compensation Elements

Supplemental Retirement Plan. The ESRP is available to select key executives who consistently earn income above compensation caps on our qualified plan (i.e., 401(k) plan) and cash profit-sharing benefits. The 2008 statutory compensation limit for qualified plan and cash profit-sharing benefits was $230,000. Any compensation in excess of that amount is excluded from the eligible earnings used to calculate such benefits.

Each year, the Compensation Committee approves and the Board ratifies participation in the ESRP. The ESRP provides a benefit to the plan's participants, including the Named Executive Officers, equal to the additional amounts the participants would have earned had the qualified plan and cash profit-sharing benefits not been subject to compensation caps, except no income attributable to the Performance Plan is considered. The benefit is paid on an after-tax basis in the form of fully vested shares of Common Stock issued under the 2007 Compensation Plan and bear a restrictive legend prohibiting the transfer by sale, pledge, gift or otherwise while the participant is employed by the Corporation. We calculate the number of shares of Common Stock by dividing the amount of the benefit by the average of the high and low transaction prices of a share of Common Stock on the date the award is paid, with cash payable in lieu of any fractional share. The Corporation pays all ESRP awards on February 15 (or the next closest business day if such day is a weekend or holiday) of each year. Participation in the ESRP is provided to assure the overall competitiveness of our executive compensation program. The transfer restriction is intended to facilitate long-term stock ownership by executives, thereby further aligning the interests of executives with the interests of shareholders.

Deferred Compensation Plan. Executives eligible for compensation under the Executive Plan, which include all of the Named Executive Officers, are eligible to participate in the HNI Corporation Executive Deferred Compensation Plan (the "Deferred Plan"). The Deferred Plan allows executives to voluntarily defer base salary, Executive Plan awards, profit sharing, Performance Plan awards and other amounts. The purpose of the Deferred Plan is to provide eligible executives the opportunity to voluntarily defer the receipt of compensation to supplement retirement and achieve personal financial planning goals. Amounts can be deferred to a cash account that earns interest at a rate set each year at one percent above the prime interest rate or to our notional stock account that fluctuates in value based on the price increase or decrease of Common Stock and earns dividends distributed to all shareholders. The only Named Executive Officer currently participating in the Deferred Plan is the CEO.

Profit-Sharing Retirement Plan. Each of the Named Executive Officers participates in the HNI Corporation Profit-Sharing Retirement Plan (the "Retirement Plan"). The Retirement Plan is a defined contribution plan that includes both pre- and after-tax member contributions as well as various employer contributions and is generally available to all members. Members are eligible to make voluntary (pre- and/or after-tax) contributions immediately upon hire. One year of service is typically required to be eligible for employer contributions. Each of the Named Executive Officers, with the exception of Mr. Tjaden, is eligible for employer contributions.

Cash Profit-Sharing Plan. Each of the Named Executive Officers, with the exception of Mr. Tjaden, participates in and is eligible for distributions under the HNI Corporation Cash Profit-Sharing Plan (the "Cash Profit-Sharing Plan"). The Cash Profit-Sharing Plan consists of cash profit-sharing calculated and generally paid twice per year. The actual amount of the profit-sharing benefit paid is based upon the profitability (net profit) of each respective operating unit for those members employed by an operating unit or consolidated adjusted net profit of the Corporation for those members employed directly by the Corporation. Members (who are not members of a bargaining unit) are generally eligible to participate after completion of one year of continuous service. To be eligible for distribution, a member must be (1) employed at the date of distribution, (2) retired in accordance with the retirement policy during the most recent profit-sharing period or (3) on leave of absence or disability pay.

Perquisites. We do not provide executives with any special perquisites, such as reserved parking spaces, company cars, country club memberships or personal use of the Corporation's aircraft. Executives participate in the same health, retirement, profit sharing, disability and life insurance programs and member stock purchase plan as other members.

Post-Employment and Other Events

Retirement, death, disability and change in control ("CIC") events trigger the payment of certain compensation to the Named Executive Officers that is not available to all salaried members. Such compensation is discussed below and quantified under "*Potential Payments Upon Termination or Change in Control*" on page 36 of this Proxy Statement.

Change in Control Employment Agreements. We have entered into CIC Agreements with certain corporate officers and other key managers, including each of the Named Executive Officers. In 2006, the Compensation Committee retained Mercer to advise the Compensation Committee on the competitiveness and appropriateness of the form of CIC Agreement and to recommend changes. After thorough analysis, the Board adopted an amended and restated agreement, determining it was in the best interest of shareholders. The description of the amended form of agreement set forth below is qualified in its entirety by the actual form of CIC Agreement, attached as Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed November 16, 2006.

The CIC Agreement is designed to (1) assure the continuity of executive management during a threatened takeover and (2) ensure executive management is able to objectively evaluate any CIC proposal and act in the best interests of shareholders during a possible acquisition, merger or combination. We designed the agreement to be part of a competitive compensation package, thereby aiding in attracting and retaining top-quality executives.

The CIC Agreement defines a CIC as having occurred (1) when a third person or entity becomes the beneficial owner of 20 percent or more Common Stock, subject to certain exceptions, (2) when more than one-third of the Board is composed of persons not recommended by at least three-fourths of the incumbent Board, (3) upon the occurrence of certain business combinations involving the Corporation and (4) upon approval by our shareholders of a complete liquidation or dissolution.

Upon a CIC, a two-year employment contract between the Corporation and the executive becomes effective. The executive is entitled to certain benefits if, at any time within two years of the CIC, any of the following triggering events occurs: (1) employment is terminated by the Corporation for any reason other than cause or disability of the executive; or (2) employment is terminated by the executive for good reason.

Cause is defined as: (a) an act or acts of dishonesty on the executive's part that are intended to result in his or her substantial personal enrichment at our expense; or (b) repeated violations by the executive of his or her obligations under the agreement which are demonstrably willful and deliberate on the executive's part and resulted in material injury to the Corporation. Good reason is defined as: (1) assignment to the executive of any duties substantially inconsistent with the executive's position, authority or responsibilities, or any other substantial adverse changes in the executive's position (including title), authority or responsibilities; (2) our failure to comply with any of the provisions of the agreement; (3) a required change of more than 50 miles in the executive's principal place of work, except for travel reasonably required in performing the executive's responsibilities; (4) a purported termination of the executive's employment by the Corporation that is not permitted by the agreement; (5) our failure to require a successor company to assume the agreement; or (6) the executive's good faith determination that the CIC resulted in the executive being substantially unable to carry out authorities or responsibilities attached to his or her position held prior to the CIC.

When a triggering event occurs following a CIC, the executive is entitled to a severance payment equal to two times (three times for the CEO) the sum of (1) the executive's annual base salary and (2) the average of the executive's annual incentive awards for the prior two years. The executive is also entitled to receive his or her annual salary through the date of termination and a bonus equal to the average of the executive's annual incentive awards for the prior two years prorated based on the length of employment during the year in which termination occurs.

If a triggering event occurs, the executive is also entitled to a continuation of certain employee benefits for up to eighteen months and group life insurance benefits for up to two years if comparable benefits are not otherwise available to the executive. In addition, the executive is entitled to receive a lump-sum payment in an amount equal to the present value of the cost of health and dental coverage for an additional six months and an additional lump-sum payment equal to the value, in our reasonable determination, of two years of continued participation in our disability plans.

The Corporation must fulfill certain obligations to the executive, or pay certain amounts to the executive, through the date of the executive's termination if, at any time within two years of the CIC, the executive is terminated by reason of death, disability or cause, or if the executive terminates employment other than for good reason. Disability and certain other benefits must be provided to the executive after the date of termination if the executive is terminated by reason of disability.

The Corporation must pay the full amount due under the agreement and "gross-up" the executive's compensation for any excise tax, for any federal, state and local income taxes applicable to the excise tax "gross-up" and for tax penalties and interest imposed on "excess parachute payments" (i.e., excess severance or CIC payments), as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"). A gross-up payment is payable only to the extent the aggregate present value of the severance or CIC payments payable to the executive exceeds 110 percent of three times the executive's annualized includible compensation for the most recent five taxable years ending before the date on which the CIC occurred. If the 110 percent hurdle is not exceeded, the severance or CIC payments to the executive are reduced (or repaid to us) to the minimum extent necessary such that no portion of the executive's benefit constitutes an excess parachute payment.

In exchange for receipt of the severance payment, salary, bonus and benefits pursuant to the agreement as described above, the executive is prohibited, for a period of one year from the date of termination, from entering into any relationship with any enterprise, business or division thereof (other than the Corporation), that is engaged in the same business in those states within the United States in which we are, at the time of such termination of employment, conducting our business and which has annual sales of at least $10,000,000. In addition, the executive shall not, without our prior written consent, communicate or divulge any confidential information, knowledge or data relating to us or any of our affiliated companies to anyone other than us and our designees.

The executive is entitled to receive reimbursement for any legal fees and expenses, plus interest thereon, that may be incurred in enforcing or defending his or her agreement. The agreement is automatically renewed, on an annual basis, for a period of two years. The Board may terminate the agreement if it determines that the executive is no longer a key executive; provided, however, that such a determination shall not be made, and if made shall have no effect, within two years after the occurrence of a CIC.

The Compensation Committee's rationale for our CIC Agreements is a desire by the Compensation Committee to strike an appropriate balance between executive and shareholder interests, preserve productivity, avoid disruption and limit distraction during a period when we are, or are rumored to be, involved in a CIC transaction. The Compensation Committee wants executives to be able to objectively evaluate any CIC proposal presented to us without being so advantaged by the potential CIC that he or she would overstate the value of the potential transaction. Likewise, the Compensation Committee intends to ease the consequences of an unexpected termination of employment so that offers that are in our and our shareholders' best interests are given careful and thoughtful review. In establishing the payment and benefit levels for each of the Named Executive Officers under their individual CIC Agreements, the Compensation Committee evaluated several different options and selected the option that best met the objectives outlined above. The selected option is also consistent with market practices.

The Compensation Committee does not view the CIC Agreements as an element of current compensation, and such agreements do not necessarily affect the Compensation Committee's annual decisions with respect to the compensation elements of our executive compensation program. The Compensation Committee receives and reviews information pertaining to compensation that would be payable to Named Executive Officers upon a CIC, including information contained in this Proxy Statement under the heading "*Potential Payments Upon Termination or Change in Control*."

Other Compensation Triggered by Change in Control Event. Pursuant to both the HNI Corporation Stock-Based Compensation Plan (the "Compensation Plan") and the 2007 Compensation Plan, upon a CIC, each outstanding option is immediately exercisable in full and remains exercisable for the remaining term of the option. Pursuant to the Performance Plan, the Board values each outstanding Performance Plan award prior to the effective date of a CIC and such values are payable without proration within 30 days of the date of a CIC. In addition, pursuant to the Executive Plan, the maximum bonus award for the current fiscal year is immediately payable in cash on a prorated basis, offset by the bonus actually paid. The foregoing payments occurring on or after a CIC are not conditioned on termination of employment.

Compensation Triggered By Retirement, Death or Disability. Upon retirement at age 65, or after age 55 with ten years of service, or upon disability or death, all outstanding Executive Plan awards, Performance Plan awards and stock option awards immediately vest. Option holders who terminate employment due to disability may exercise stock options, which fully vest as of the date of disability, until the earlier of the expiration date of the stock option or the second anniversary of the date of disability. The representative of option holders whose employment is terminated due to death may exercise stock options, which shall fully vest as of the date of death, until the earlier of the expiration date of the stock option or the second anniversary of the date of death. Option holders who terminate employment due to retirement may exercise stock options, which shall fully vest as of the date of retirement, until the earlier of the expiration of the stock option, or the third anniversary of the date of retirement.

In the event of a termination of employment not due to a CIC event, retirement, death or disability, the Named Executive Officers receive only those benefits available to all members. However, in such event, the Named Executive Officers may exercise stock options which are vested as of the date of termination until the earlier of the expiration of the stock option or 180 days following the date of termination.

Tax Deductibility of Executive Compensation

The Corporation seeks to maximize the tax deductibility of all components of executive compensation. Section 162(m) of the Code ("Section 162(m)") limits the ability of public companies to deduct compensation in excess of $1,000,000 paid annually to the chief executive officer and the three other most highly compensated executive officers, not including the chief financial officer. There are exceptions to this limit, including compensation that qualifies as "performance-based." The portion of the Executive Plan award linked to financial performance, the Performance Plan award and stock option awards comply with the exception to Section 162(m) and are not considered in determining the $1,000,000 limit.

Impact of Prior Compensation in Setting Elements of Compensation

Prior compensation of the Named Executive Officers does not impact how we set elements of current compensation. The Compensation Committee believes the competitive environment mandates current total compensation be sufficient to attract, motivate and retain top management. The Compensation Committee analyzes outstanding option grants, outstanding plan awards and ownership of Common Stock for each of the Named Executive Officers to ensure that future stock option grants, CIC Agreements and other benefits provide appropriate and relevant incentives to the executives. Based on the current analysis, the Compensation Committee believes prior compensation will not impact the ongoing effectiveness of our compensation objectives.

Executive Stock Ownership Guideline

We have adopted an Executive Stock Ownership Guideline based on the belief that key executives who can impact shareholder value through their achievements should own significant amounts of Common Stock. Under the guideline, ownership levels are provided for executives to acquire and hold a recommended amount of Common Stock based on their position and compensation level. The guideline is intended to align the interests of key executives with shareholder interests. The guideline ownership levels range from four times base salary for the CEO to two times base salary for the other Named Executive Officers, as shown below:

Position	$ Value of Shares
Chairman of the Board, President and CEO	4.0 x Base Salary
Operating Company (Unit) Presidents, Chief Financial Officer, and Executive Vice Presidents	2.0 x Base Salary
Other Officers	1.5 x Base Salary

Executives to whom the guideline applies are encouraged to reach their respective stock ownership level within five years of the date the individual assumes an executive position covered by the guideline. At the February Board meeting each year, the Compensation Committee reviews each executive's progress toward his or her goal. If the Compensation Committee determines an executive is not achieving appropriate progress toward the ownership goal, it can specify that a percentage of such executive's annual incentive compensation be paid in shares of Common Stock.

In addition to shares directly owned by the executive, the guideline credits the executive with vested shares allocated to the executive under our qualified and non-qualified retirement plans and with the number of shares (net of the exercise price) that would be issued to the executive if the executive exercised vested stock options.

Impact of Restatements that Retroactively Impact Financial Goals

We have not restated or retroactively adjusted financial information that has materially impacted the financial goals related to previous annual or long-term incentive awards. If financial results are significantly restated due to fraud or intentional misconduct, the Board will review any performance-based compensation paid to executive officers who are found to be personally responsible for the fraud or intentional misconduct that led to the restatement and may, to the extent permitted by applicable law, seek recoupment of amounts paid in excess of the amounts that would have been paid based on the restated financial results.

The Role of the Compensation Committee

Operating within the framework of the duties and responsibilities established by the Board, the Compensation Committee's role is to assure our compensation: (1) strategy is aligned with the long-term interests of shareholders and members; (2) structure is fair and reasonable; and (3) reflects both corporate and individual performance.

The Compensation Committee evaluates management's executive compensation recommendations and provides independent review of the Corporation's executive compensation program. The Compensation Committee is comprised solely of Directors who are not current or former members of the Corporation and each is independent as defined by the NYSE listing standards pertaining to director independence and the Categorical Standards. Prior to Fiscal 2008, the Compensation Committee had been responsible for recommending compensation policies to the Board for approval, as well as developing and implementing the compensation programs for the Named Executive Officers and other key members. Significant components of compensation for the Named Executive Officers such as base salary increases, Executive Plan, Performance Plan and ESRP awards and stock option grants were submitted to the Board for approval following the review and recommendation of the Compensation Committee. In the case of the CEO, only the independent Directors approved the Compensation Committee's recommendation.

Beginning in Fiscal 2008, the Compensation Committee reviewed and approved base salary increases, Executive Plan, Performance Plan and ESRP awards for each of the Named Executive Officers other than the CEO, without Board ratification. The Compensation Committee continues to review and recommend to the Board for approval by the independent Directors (1) base salary increases and Executive Plan, Performance Plan and ESRP awards for the CEO and (2) stock option or other equity compensation awards under the 2007 Compensation Plan for each of the Named Executive Officers.

In discharging its responsibilities, the Compensation Committee utilized the Survey Reports. The Corporation's Member and Community Relations Department purchases the survey reports on behalf of the Compensation Committee. The Compensation Committee did not retain any consultants in connection with the acquisition of the Survey Reports. As discussed above, the data from the Survey Reports was utilized to calculate targeted amounts of base salary and annual and long-term incentive compensation for the Named Executive Officers.

The Corporation's Law, Finance and Member and Community Relations departments support the Compensation Committee in a variety of ways related to executive compensation. This support includes filing necessary documents with regulatory bodies, interpreting laws and regulations, conducting executive compensation benchmark analysis, preparing compensation-related materials and providing recommendations on matters such as base salary increase percentages and target annual and long-term incentive award levels. The CEO, in conjunction with the Law, Finance and Member and Community Relations departments, compiles information for review by the Compensation Committee at each quarterly Board meeting addressing the foregoing executive compensation topics.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the CD&A, which begins on page 17 of this Proxy Statement, with management, and based on such review and discussions, the Compensation Committee recommended to the Board that the CD&A be included in this Proxy Statement.

HUMAN RESOURCES AND COMPENSATION COMMITTEE
Abbie J. Smith, Chair
Cheryl A. Francis
John A. Halbrook
Brian E. Stern

Summary Compensation Table for Fiscal 2008, Fiscal 2007 and Fiscal 2006

The table below sets forth the compensation awarded to, earned by or paid to, each of the Named Executive Officers for Fiscal 2008, Fiscal 2007 and Fiscal 2006. Other than the CIC Agreements described above, the Corporation has no employment agreements with any of its executives. While employed, executives are entitled to base salary, participation in the executive compensation programs identified in the tables below and discussed in the CD&A and other benefits common to all members. The performance-based conditions associated with Performance Plan and Executive Plan awards as well as salary and bonus in proportion to total compensation are discussed in detail throughout the CD&A, which begins on page 17 of this Proxy Statement.

Performance Plan awards are disclosed in two separate columns in the table below. Performance Plan awards are payable 50 percent in Common Stock and 50 percent in cash. The portion of the Performance Plan awards paid in cash is considered non-equity incentive compensation. This portion of the awards is reported in the final year of the three-year performance period when the awards are fully earned. The portion of the Performance Plan awards payable in Common Stock is considered equity incentive compensation because, although the target is set at a dollar value, the award settles in Common Stock. The stock portion of the Performance Plan awards is reported each year an award is outstanding in an amount equal to the annual expense incurred by the Corporation under FAS 123(R).

Name and Principal Position (1)	Year	Salary ($) (2)	Bonus ($) (3)	Stock Awards ($) (4)	Option Awards ($) (5)	Non-Equity Incentive Plan Compensation ($) (6)	All Other Compensation ($) (7)	Total ($)
Stan A. Askren	2008	749,139	6,693	(59,008)	924,824	276,360	174,097	2,072,105
Chairman, President and	2007	731,477	9,731	314,141	874,452	763,315	171,622	2,864,738
Chief Executive Officer,	2006	704,250	10,538	38,464	746,377	616,032	239,098	2,354,759
HNI Corporation								
Kurt A. Tjaden	2008	120,577	50,000	0	5,585	33,584	17,409	227,155
Vice President and Chief								
Financial Officer,								
HNI Corporation								
Bradley D. Determan	2008	321,432	1,855	0	211,695	219,780	26,446	781,208
Executive Vice President,	2007	286,915	6,723	0	174,627	184,630	33,933	686,828
HNI Corporation								
President,								
Hearth & Home Technologies Inc.								
Jerald K. Dittmer	2008	355,962	7,406	(31,568)	172,360	101,175	65,822	671,157
Executive Vice President,	2007	310,668	9,731	48,110	156,627	339,382	55,038	919,557
HNI Corporation	2006	290,370	10,538	20,481	152,272	236,260	75,783	785,704
President,								
The HON Company								
Marco V. Molinari	2008	334,752	6,693	(57,725)	195,132	193,448	64,258	736,558
Executive Vice President,	2007	315,913	9,731	64,416	258,963	360,574	73,017	1,082,614
HNI Corporation	2006	304,197	10,835	41,734	221,634	369,633	75,705	1,023,738
President,								
HNI International Inc.								

Notes

(1) On March 10, 2008, Mr. Dittmer resigned his position as Vice President and Chief Financial Officer of the Corporation to become an Executive Vice President of the Corporation and President of HON. On April 1, 2008, Mr. Askren was appointed the acting Chief Financial Officer and held that position until August 25, 2008, when Mr. Tjaden was appointed the Vice President and Chief Financial Officer of the Corporation.

(2) The Corporation follows a 52/53-week fiscal year which ends on the Saturday nearest December 31. Fiscal 2008 ended on Saturday, January 3, 2009, and is a 53-week year. This means each of the Named Executive Officers will have effectively earned an additional week of salary in Fiscal 2008. The amounts set forth in this column reflect this additional week of salary.

(3) The amounts in this column reflect the payments of cash profit-sharing during calendar years 2008, 2007 and 2006 under the Cash Profit-Sharing Plan. Cash profit-sharing is earned on a non-fiscal year cycle. This column also reflects a $50,000 sign-on bonus for Mr. Tjaden.

(4) The amounts in this column reflect the dollar amounts recognized for Fiscal 2008, Fiscal 2007 and Fiscal 2006 financial statement reporting purposes, in accordance with FAS 123(R), for stock awards under the Performance Plan for the performance periods noted below:

For Fiscal 2008:
2006-2008: Mr. Askren – $-0-; Mr. Determan – $-0-; Mr. Dittmer – $-0-; and Mr. Molinari – $-0-.
2007-2009: Mr. Askren – $(59,008); Mr. Determan – $-0-; Mr. Dittmer – $(31,568); and Mr. Molinari – $(57,725).
2008-2010: Mr. Askren – $-0-; Mr. Tjaden – $-0-; Mr. Determan – $-0-; Mr. Dittmer – $-0-; and Mr. Molinari – $-0-.

For Fiscal 2007:
2005-2007: Mr. Askren – $33,075; Mr. Determan – $-0-; Mr. Dittmer – $16,542; and Mr. Molinari – $25,228.
2006-2008: Mr. Askren – $-0-; Mr. Determan – $-0-; Mr. Dittmer – $-0-; and Mr. Molinari – $(18,537).
2007-2009: Mr. Askren – $59,008; Mr. Determan – $-0-; Mr. Dittmer – $31,568; and Mr. Molinari – $57,725.

For Fiscal 2006:
2004-2006: Mr. Askren – $21,420; Mr. Dittmer – $11,957; and Mr. Molinari – $8,124.
2005-2007: Mr. Askren – $17,044; Mr. Dittmer – $8,524; and Mr. Molinari – $15,073.
2006-2008: Mr. Askren – $-0-; Mr. Dittmer – $-0-; and Mr. Molinari – $18,537.

The amounts in this column also reflect the dollar amounts recognized for Fiscal 2007 financial statement reporting purposes, in accordance with FAS 123(R), pursuant to Mr. Askren's election to receive approximately $222,058 of his annual incentive award under the Executive Plan for Fiscal 2007 in the form of Common Stock.

(5)   The amounts in this column reflect the dollar amounts recognized for Fiscal 2007 and Fiscal 2006 financial statement reporting purposes for awards of stock options under the Compensation Plan and for Fiscal 2008 financial statement reporting purposes for awards of stock options under the 2007 Compensation Plan, in accordance with FAS 123(R). The amounts reflect awards granted in 2003, 2004, 2005, 2006, 2007 and 2008. Assumptions used in the calculations of these amounts are included in the footnote titled "Stock-Based Compensation" to the Corporation's audited financial statements for (1) Fiscal 2008 included in the Corporation's Annual Report on Form 10-K filed with the SEC on February 27, 2009; (2) Fiscal 2007 included in the Corporation's Annual Report on Form 10-K filed with the SEC on February 25, 2008; (3) Fiscal 2006 included in the Corporation's Annual Report on Form 10-K filed with the SEC on February 26, 2007; and (4) Fiscal 2005 included in the Corporation's Annual Report on Form 10-K filed with the SEC on February 27, 2006.

(6)   The amounts in this column include annual incentive awards earned in Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively, and paid in February 2009, February 2008 and February 2007, respectively, under the Executive Plan as follows: Mr. Askren – $276,360; $657,002; $453,632; Mr. Tjaden – $33,584; Mr. Determan – $219,780; $184,630; Mr. Dittmer – $101,175; $286,210; $145,606; and Mr. Molinari – $193,448; $284,675; $287,676. The portion of Mr. Askren's annual incentive award for Fiscal 2007, which he elected to receive in the form of Common Stock, approximately $222,058, is reflected in the Stock Awards column of the Summary Compensation Table. The amounts in this column also include the cash portion (50 percent) of Performance Plan awards earned for the 2004-2006 performance period paid in February 2007, the 2005-2007 performance period paid in February 2008, and the 2006-2008 performance period paid in February 2009 as follows: (1) 2006–2008 performance period: Mr. Askren – $-0-; Mr. Tjaden – $-0-; Mr. Determan – $-0-; Mr. Dittmer – $-0-; and Mr. Molinari – $-0-; (2) 2005-2007 performance period: Mr. Askren – $106,313; Mr. Determan – $-0-; Mr. Dittmer – $53,172; and Mr. Molinari – $75,899; and (3) 2004-2006 performance period: Mr. Askren – $162,400; Mr. Dittmer – $90,654; and Mr. Molinari – $81,957.

(7)   The amounts in this column include the Corporation's contributions to the Retirement Plan, the dollar value of Corporation-paid life insurance premiums under the HNI Corporation Group Term Life Insurance Plan (the "Life Insurance Plan"), both of which are generally applicable to all members, the dollar value of Common Stock paid under the ESRP and earnings on deferred compensation, in each case for Fiscal 2008, Fiscal 2007 and Fiscal 2006. Contributions under the Retirement Plan for Fiscal 2008, Fiscal 2007 and Fiscal 2006 were as follows: Mr. Askren – $16,574; $19,176; $20,675; Mr. Tjaden – $-0-; Mr. Determan – $12,075; $16,377; Mr. Dittmer – $17,238; $19,176; $20,675; and Mr. Molinari – $17,044; $19,176; $19,432. The dollar values of Corporation-paid life insurance premiums under the Life Insurance Plan in Fiscal 2008, Fiscal 2007 and Fiscal 2006 were as follows: Mr. Askren – $183; $180; $180; Mr. Tjaden – $62; Mr. Determan – $187; $-0-; Mr. Dittmer – $212; $274; $180; and Mr. Molinari – $185; $-0-; $-0-. The dollar values of Common Stock earned under the ESRP for Fiscal 2008, Fiscal 2007 and Fiscal 2006 were as follows: Mr. Askren – $147,186; $145,701; $214,512; Mr. Tjaden – $-0-; Mr. Determan – $14,184; $17,556; Mr. Dittmer – $48,372; $35,588; $54,928; and Mr. Molinari – $47,029; $53,841; $56,273. The ESRP Common Stock for Fiscal 2008 was issued February 17, 2009, for Fiscal 2007 was issued February 15, 2008 and for Fiscal 2006 was issued February 15, 2007. Earnings on deferred compensation for Fiscal 2008, Fiscal 2007 and Fiscal 2006 were as follows: Mr. Askren – $10,154; $6,565; $3,731. Mr. Tjaden also received a moving expense reimbursement equal to $17,347, including the tax gross-up.

Grants of Plan-Based Awards for Fiscal 2008

The table below sets forth the grants of plan-based awards to the Named Executive Officers during Fiscal 2008, including stock options granted under the 2007 Compensation Plan, Performance Plan awards for the 2008-2010 performance period and Executive Plan awards. The aggregate grant date fair value of stock option awards and the stock portion of the Performance Plan awards are disclosed on a grant-by-grant basis in the table below. For additional information on the Executive Plan, the Performance Plan and the 2007 Compensation Plan, see "*Elements of Compensation Program*" on page 17 of this Proxy Statement.

The 2008-2010 Performance Plan awards reported in the table below were granted in Fiscal 2008, vest at the end of the Corporation's fiscal year ended January 1, 2011, and are payable in 2011. The portion of the 2008-2010 Performance Plan awards payable in cash is reported in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards column. The portion of the awards payable in Common Stock is reported in the Estimated Future Payouts Under Equity Incentive Plan

Awards column. The target values of the stock portion of the 2008-2010 Performance Plan awards are reported in the Grant Date Fair Value of Stock and Option Awards column.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Option Awards Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)			
Stan A. Askren										
Stock Options	2/13/2008							126,434	31.69	839,522
2008-2010 Performance Plan	2/15/2008	91,875	183,750	367,500	91,875	183,750	367,500			183,750
2008 Executive Plan	2/15/2008		735,004	1,249,507						
Kurt A. Tjaden (3)										
Stock Options	11/7/2008							36,923	17.01	245,159
2008-2010 Performance Plan	11/5/2008	24,063	48,125	96,250	24,063	48,125	96,250			48,125
2008 Executive Plan	11/5/2008		85,673	145,644						
Bradley D. Determan										
Stock Options	2/13/2008							24,677	31.69	163,855
	5/06/2008							57,915	22.56	384,556
2008-2010 Performance Plan	2/15/2008	53,800	107,600	215,200	53,800	107,600	215,200			107,600
2008 Executive Plan	2/15/2008		247,500	420,750						
Jerald K. Dittmer										
Stock Options	2/13/2008							23,258	31.69	154,433
	5/06/2008							17,133	22.56	113,763
2008-2010 Performance Plan	2/15/2008	50,700	101,400	202,800	50,700	101,400	202,800			101,400
2008 Executive Plan	2/15/2008		266,250	452,625						
Marco V. Molinari										
Stock Options	2/13/2008							27,480	31.69	182,467
2008-2010 Performance Plan	2/15/2008	59,900	119,800	239,600	59,900	119,800	239,600			119,800
2008 Executive Plan	2/15/2008		249,225	423,683						

Notes

(1) A 50 percent payout level is the minimum performance threshold required to receive a payout under the Performance Plan and is reflected in the Threshold sub-column for each of the Named Executive Officers. There is no threshold performance level for the individual strategic objective component of the annual incentive award under the Executive Plan. However, with respect to the financial goal component of the annual incentive award under the Executive Plan, a 50 percent payout level is the minimum performance threshold required to receive a payout. As the individual strategic objective component and the financial goal component of the annual incentive award are combined as one payment under the Executive Plan, there is effectively no threshold performance level for payment of Executive Plan awards. The threshold amounts for the financial goal component of the annual incentive award under the Executive Plan for Fiscal 2008 for each of the Named Executive Officers are as follows: Mr. Askren – $220,501; Mr. Tjaden – $25,702; Mr. Determan – $74,250; Mr. Dittmer – $79,875; and Mr. Molinari – $74,768.

(2) A 50 percent payout level is the minimum performance threshold required to receive a payout under the Performance Plan and is reflected in the Threshold sub-column for each of the Named Executive Officers. This column includes the portion of the 2008-2010 Performance Plan awards that are payable in Common Stock. All Performance Plan awards are denoted in dollars. The portion of the award payable in Common Stock is converted to shares on the date the award is paid by dividing such portion by the average of the high and the low transaction prices of a share of Common Stock on such date.

(3) Mr. Tjaden's 2008-2010 Performance Plan award and Fiscal 2008 stock option and Executive Plan awards were prorated based on his August 25, 2008 start date.

Outstanding Equity Awards at Fiscal Year-End 2008

The following table sets forth the Named Executive Officers' outstanding equity awards as of the end of Fiscal 2008. All outstanding stock option awards reported in this table vest four years and expire ten years from the date of grant. Prior to Fiscal 2009, the Corporation had not issued stock awards to any of the Named Executive Officers except pursuant to the Performance Plan. The awards under the Performance Plan are reflected in the final two columns of the table below. These awards represent 50 percent of the Performance Plan award earned in Fiscal 2008 for the 2007-2009 and 2008-2010 performance periods, respectively, that, upon vesting, will be settled in Common Stock. As described in the CD&A, which begins on page 17 of this Proxy Statement, the Corporation is unable to determine the actual number of shares of Common Stock underlying the portion of the Performance Plan award payable in Common Stock until such time as the award vests and is paid.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($) (2)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (4)
Stan A. Askren	15,000		23.47	02/10/09	5,456	88,600
	25,000		18.31	02/16/10	5,657	91,875
	13,000		23.32	02/14/11		
	20,000		25.77	02/13/12		
	43,000		25.82	02/12/13		
	25,000		39.72	02/11/14		
	25,000		37.57	05/04/14		
		55,100	42.66	02/16/15		
		40,712	58.06	02/15/16		
		58,676	48.66	02/14/17		
		126,434	31.69	02/13/18		
Kurt A. Tjaden		36,923	17.01	11/07/18	1,482	24,063
Bradley D. Determan	10,000		32.93	08/04/13	3,313	53,800
	8,000		39.72	02/11/14	3,313	53,800
		7,200	42.66	02/16/15		
		8,320	58.06	02/15/16		
		11,876	48.66	02/14/17		
		24,677	31.69	02/13/18		
		57,915	22.56	05/06/18		
Jerald K. Dittmer	5,250		18.31	02/16/10	2,919	47,400
	6,000		23.32	02/14/11	3,122	50,700
	12,000		25.77	02/13/12		
	15,000		25.82	02/12/13		
	9,000		39.72	02/11/14		
		9,200	42.66	02/16/15		
		7,125	58.06	02/15/16		
		10,463	48.66	02/14/17		
		23,258	31.69	02/13/18		
		17,133	22.56	05/06/18		
Marco V. Molinari	15,000		42.98	11/07/13	3,554	57,725
	13,000		39.72	02/11/14	3,688	59,900
		11,600	42.66	02/16/15		
		8,926	58.06	02/15/16		
		12,742	48.66	02/14/17		
		27,480	31.69	02/13/18		

Notes

(1) All stock options vest four years from the grant date. Vesting dates for each unexercisable option award, in descending order, for each of the Named Executive Officers are as follows: Mr. Askren – February 16, 2009, February 15, 2010, February 14, 2011 and February 13, 2012; Mr. Tjaden – November 7, 2012; Mr. Determan – February 16, 2009, February 15, 2010, February 14, 2011, February 13, 2012 and May 6, 2012; Mr. Dittmer – February 16, 2009, February 15, 2010, February 14, 2011, February 13, 2012 and May 6, 2012; and Mr. Molinari – February 16, 2009, February 15, 2010, February 14, 2011 and February 13, 2012.

(2) For fiscal years prior to Fiscal 2008, the exercise price is the average of the high and low transaction prices of a share of Common Stock on the date of grant. Options granted in Fiscal 2008 under the 2007 Compensation Plan have an exercise price value equal to the closing price of a share of Common Stock on the date of grant.

(3) This column reflects the number of shares attributable to unvested outstanding Performance Plan awards (stock portion) based on achievement of a 50% payout level (the threshold or minimum level of performance required to receive a payout under the Performance Plan) for the 2007-2009 and 2008-2010 performance periods, respectively, listed in descending order for each Named Executive Officer (except Mr. Tjaden whose only outstanding Performance Plan award is for the 2008-2010 performance period), calculated based on a share price of $16.24 per share, the closing price of a share of Common Stock on January 2, 2009, the last trading day of Fiscal 2008. Such awards vest on the last day of the applicable performance period – January 2, 2010 and January 1, 2011, respectively.

(4) This column reflects the amount attributable to unvested outstanding Performance Plan awards (stock portion) based on achievement of a 50% payout level (the threshold or minimum level of performance required to receive a payout under the Performance Plan) for the 2007-2009 and 2008-2010 performance periods, respectively, listed in descending order for each Named Executive Officer (except Mr. Tjaden whose only outstanding Performance Plan award is for the 2008-2010 performance period).

Option Exercises and Stock Vested for Fiscal 2008

The Named Executive Officers did not exercise any stock options and had no outstanding stock awards vest during Fiscal 2008. The value of the stock portion of the Performance Plan awards for the 2006-2008 performance period was $-0-.

Nonqualified Deferred Compensation for Fiscal 2008

As discussed in the CD&A, which begins on page 17 of this Proxy Statement, the Deferred Plan allows executives to defer certain compensation to a cash account that earns interest at a rate set annually at one percent above the prime interest rate or to the Corporation's notional stock account that earns dividends distributed to shareholders. The only Named Executive Officer currently participating in the Deferred Plan is Mr. Askren. Mr. Askren deferred into the Corporation's notional stock account the after-tax-value of his 2007 ESRP award, which was granted in February 2008, totaling $142,933 and is reflected in the table below. The value of Mr. Askren's 2007 ESRP award, before taxes, was $145,701. Mr. Askren's balance in the Deferred Plan as of the end of Fiscal 2008 was 15,417 shares of notional stock. This balance will not be distributed until the earlier of (1) January 31, 2016 for a portion of the balance, (2) January 31, 2017 for the remaining portion of the balance or (3) the date Mr. Askren is no longer employed by the Corporation, other than via retirement or death, with respect to the entire balance. For additional information on the Deferred Plan, see "*Other Compensation Elements – Deferred Compensation Plan*" on page 26 of this Proxy Statement.

Name	Executive Contributions in Last FY ($) (1)	Aggregate Earnings in Last FY ($) (2)	Aggregate Balance at Last FYE ($) (3)
Stan A. Askren	142,933	(186,423)	245,362
Kurt A. Tjaden	0	0	0
Bradley D. Determan	0	0	0
Jerald K. Dittmer	0	0	0
Marco V. Molinari	0	0	0

Notes

(1) The amount of Mr. Askren's contribution, before taxes $145,701, is reflected in the All Other Compensation Column of the Summary Compensation Table for Mr. Askren's Fiscal 2007 compensation.

(2) The reported dollar value is the sum of (1) share price appreciation (or depreciation) in the account balance during Fiscal 2008 not attributable to contributions, withdrawals or distributions during Fiscal 2008 and (2) dividends earned on the account balance during Fiscal 2008. The share price appreciation (or depreciation) is calculated by first multiplying 10,125 shares, the number of shares in Mr. Askren's account at the end of Fiscal 2007 by $15.915, the average of the high and low transaction prices of a share of Common Stock on January 2, 2009, the last trading day of Fiscal 2008; and then subtracting from such amount Mr. Askren's aggregate account balance at the end of Fiscal 2007 – $357,716. The dividends earned are calculated by multiplying 638 shares, the numbers of shares earned from dividends during Fiscal 2008, by $15.915, the average of the high and low transaction prices of a share of Common Stock on January 2, 2009, the last trading day of Fiscal 2008. The dividends earned are reflected in the All Other Compensation Column of the Summary Compensation Table for Mr. Askren's Fiscal 2008 compensation.

(3) The reported dollar value is calculated by multiplying 15,417 shares, the number of shares in Mr. Askren's account at the end of Fiscal 2008 by $15.915, the average of the high and low transaction prices of a share of Common Stock on January 2, 2009, the last trading day of Fiscal 2008. Amounts deferred after Fiscal 2008 are not reflected in this column.

Potential Payments Upon Termination or Change in Control

The following tables quantify compensation that would be payable to the Named Executive Officers upon a CIC or the retirement, death or disability of the executive. The tables include only compensation items not available to all salaried members and assume that the event occurred on the last business day of Fiscal 2008. For a qualitative discussion of the Corporation's obligations to the Named Executive Officers in the event of a CIC or the retirement, death or disability of such Named Executive Officers, see "*Post-Employment and Other Events*" on page 27 of this Proxy Statement.

Value in Event of Involuntary Termination or Voluntary Termination for Good Reason Following a Change in Control

Name	Cash Severance Pursuant to CIC Agreement ($) (1)	Total Value of Benefits Pursuant to CIC Agreement ($) (2)	Executive Plan Acceleration ($) (3)	Performance Plan Acceleration ($) (4)	Stock Options Acceleration ($) (5)	Excise Tax Gross-Up Pursuant to CIC Agreement ($) (6)	Total ($)
Stan A. Askren	4,209,808	17,847	973,147	0	0	N/A	5,150,587
Kurt A. Tjaden	665,758	17,847	112,060	0	0	0	795,665
Bradley D. Determan	919,248	17,847	200,970	0	0	0	1,138,065
Jerald K. Dittmer	1,147,574	17,847	351,450	0	0	0	1,516,871
Marco V. Molinari	1,242,709	17,847	230,235	0	0	0	1,490,790

Notes

(1) Pursuant to the CIC Agreements for each of the Named Executive Officers, the amounts in this column include the following: (1) an amount equal to two times (three times for Mr. Askren) the sum of (a) the executive's annual base salary and (b) the average of the executive's annual incentive awards for the prior two years; (2) an amount equal to the value of the cost of health and dental coverage for an additional six months from the date of termination; and (3) an amount equal to the value of 24 months of continued participation in the Corporation's accidental death and travel accident insurance plan and disability plans.

(2) Represents the value of benefits provided following termination of employment pursuant to the CIC Agreements for each of the Named Executive Officers. Such benefits consist of the following: (1) medical and dental benefits for 18 months; and (2) group life insurance benefits for 24 months.

(3) Represents the value of the maximum annual incentive award payable under the Executive Plan for Fiscal 2008 to each of the Named Executive Officers, prorated based on the length of employment during the year in which termination occurs, minus the amount of such award which vested as of the end of Fiscal 2008. Such awards are normally forfeited upon termination by reason other than death, disability, retirement or CIC of the Corporation.

(4) Represents the value of the outstanding long-term incentive awards under the Performance Plan for the 2007-2009 and 2008-2010 performance periods based on performance through the end of Fiscal 2008 without proration. Such awards are normally forfeited upon termination by reason other than death, disability, retirement or CIC of the Corporation. The amounts in this column are zero as the Corporation does not anticipate making any payouts for the 2007-2009 and 2008-2010 performance periods.

(5) Represents the value of accelerating the vesting of stock options not otherwise vested in accordance with the Compensation Plan and the 2007 Compensation Plan. Such options will remain exercisable until the expiration date established at the time of award. The amounts in this column are zero as the exercise price for all outstanding and unvested stock options at the end of Fiscal 2008 exceeded the closing price of a share of Common Stock on January 2, 2009, the last trading day of Fiscal 2008.

(6) Represents the payment to "gross-up" the executive's compensation pursuant to the executive's CIC Agreement for any excise tax and for any federal, state and local taxes applicable to the excise tax "gross-up." The aggregate present value of Mr. Askren's payments do not exceed 110 percent of three times his annualized includible compensation for the most recent five taxable years ending before the date on which the CIC occurred. As such, Mr. Askren's severance payment is reduced by $50,215 so no portion of his payment is subject to any excise tax. The aggregate present value of Messrs. Tjaden's, Determan's, Dittmer's and Molinari's respective payments do not equal or exceed three times their annualized includible compensation for the most recent five taxable years ending before the date on which the CIC occurred. As such, their respective cash severance payments are not subject to any excise tax, and they are not eligible for any "gross-up" payment.

Value in Event of Change in Control with No Employment Termination

Name	Cash Severance Pursuant to CIC Agreement ($)	Total Value of Benefits Pursuant to CIC Agreement ($)	Executive Plan Acceleration ($) (1)	Performance Plan Acceleration ($) (2)	Stock Options Acceleration ($) (3)	Excise Tax Gross-Up Pursuant to CIC Agreement ($)	Total ($)
Stan A. Askren	0	0	973,147	0	0	0	973,147
Kurt A. Tjaden	0	0	112,060	0	0	0	112,060
Bradley D. Determan	0	0	200,970	0	0	0	200,970
Jerald K. Dittmer	0	0	351,450	0	0	0	351,450
Marco V. Molinari	0	0	230,235	0	0	0	230,235

Notes

(1) Represents the value of the maximum annual incentive award payable under the Executive Plan for Fiscal 2008 to each of the Named Executive Officers, prorated based on the length of employment during the year in which termination occurs, minus the amount of such award which vested as of the end of Fiscal 2008. Such awards are normally forfeited upon termination by reason other than death, disability, retirement or CIC of the Corporation.

(2) Represents the value of the outstanding long-term incentive awards under the Performance Plan for the 2007-2009 and 2008-2010 performance periods based on performance through the end of Fiscal 2008 without proration. Such awards are normally forfeited upon termination by reason other than death, disability, retirement or CIC of the Corporation. The amounts in this column are zero as the Corporation does not anticipate making any payouts for the 2007-2009 and 2008-2010 performance periods.

(3) Represents the value of accelerating the vesting of stock options not otherwise vested in accordance with the Compensation Plan and the 2007 Compensation Plan. Such options will remain exercisable until the expiration date established at the time of award. The amounts in this column are zero as the exercise price for all outstanding and unvested stock options at the end of Fiscal 2008 exceeded the closing price of a share of Common Stock on January 2, 2009, the last trading day of Fiscal 2008.

Value in Event of Retirement, Death or Disability

Name	Performance Plan Acceleration ($) (1)	Stock Options Acceleration ($) (2)	Total ($)
Stan A. Askren	0	0	0
Kurt A. Tjaden	0	0	0
Bradley D. Determan	0	0	0
Jerald K. Dittmer	0	0	0
Marco V. Molinari	0	0	0

Notes

(1) Represents the value of the outstanding long-term incentive awards under the Performance Plan for the 2007-2009 and 2008-2010 performance periods based on performance through the end of Fiscal 2008, prorated according to the time elapsed through the applicable performance period. Such awards are normally forfeited upon termination by reason other than death, disability, retirement or CIC of the Corporation. The amounts in this column are zero as the Corporation does not anticipate making any payouts for the 2007-2009 and 2008-2010 performance periods.

(2) Represents the value of accelerating the vesting of stock options not otherwise vested in accordance with the Compensation Plan and the 2007 Compensation Plan. Such options will remain exercisable until three years from the date of retirement or two years from the date of death or disability. The amounts in this column are zero as the exercise price for all outstanding and unvested stock options at the end of Fiscal 2008 exceeded the closing price of a share of Common Stock on January 2, 2009, the last trading day of Fiscal 2008.

DIRECTOR COMPENSATION

The Corporation's independent Directors generally receive an annual retainer of $100,000, of which $50,000 is paid in cash in equal installments of $12,500 at each quarterly Board meeting and $50,000 is paid in the form of a Common Stock grant issued under the 2007 Equity Plan for Non-Employee Directors of HNI Corporation (the "2007 Equity Plan") at the May Board meeting. Each independent Director who serves as the Chair of a Board committee also receives an additional annual retainer for his or her services. The Audit Committee Chair and the Lead Director each receive an additional $7,500, and the Chairs of the Compensation Committee and the Governance Committee each receive an additional $4,000. Each Audit Committee member also receives an additional annual retainer of $4,000. Independent Directors receive an additional $1,000 for each meeting attended if they are required to travel six hours or more on a round-trip basis. Directors are also reimbursed for travel and related expenses incurred to attend meetings. For purposes of determining Director compensation, an independent Director is anyone who is not a member of the Corporation. Directors who are members of the Corporation do not receive additional compensation for service on the Board. The Corporation's independent Directors did not receive an increase in their annual retainers in Fiscal 2008.

The Corporation's policy with regard to Common Stock ownership by Directors is for each Director to own Common Stock with a market value of five times or more the cash portion of the annual retainer. Pursuant to this policy, independent Directors are required to receive one-half of the cash portion of their annual retainer in the form of shares of Common Stock to be issued under the 2007 Equity Plan or, to the extent the Director participates in the HNI Corporation Directors Deferred Compensation Plan (the "Directors Deferred Plan"), in the form of shares to be credited to the Director's share sub-account under the Directors Deferred Plan. This requirement does not, however, apply to any Director owning Common Stock with a market value of five times or more the cash portion of the annual retainer.

In addition to acquiring Common Stock as partial payment of their annual retainer, independent Directors can also acquire Common Stock in several other ways. Under the 2007 Equity Plan, Directors may elect to receive up to 100% of their cash retainers in the form of shares of Common Stock. Under the Directors Deferred Plan, each Director has the opportunity to defer up to 100 percent of all his or her retainers earned as a Director. Deferred compensation may be deferred in cash or in the form of shares of Common Stock (determined by dividing the amount of the compensation deferred by the fair market value per share of Common Stock on the date such compensation would have otherwise been paid). Each Director participating in the Directors Deferred Plan elects, on an annual basis, the date or dates of distribution (i.e., a Director can elect a lump-sum distribution or distribution via annual installments not to exceed 15) of any cash amounts and/or shares he or she has deferred. In addition, each independent Director is eligible to receive awards of stock options to purchase Common Stock, restricted stock or Common Stock grants, or any combination thereof, under the 2007 Equity Plan in such amounts as the Board may authorize.

In May 2008, each independent Director serving on the Board as of May 6, 2008, was issued 2,223 shares of Common Stock under the 2007 Equity Plan. The Corporation does not have a non-equity incentive plan for independent Directors. All shares of Common Stock issued in lieu of cash retainer amounts, except amounts deferred into stock under the Directors Deferred Plan, have heretofore been issued pursuant to the Compensation Plan, the 1997 Equity Plan for Non-Employee Directors of HNI Corporation (the "1997 Equity Plan") or the 2007 Equity Plan. As of the Record Date, (1) the Corporation has never issued stock options to purchase Common Stock or shares of restricted stock to the independent Directors and (2) all shares of Common Stock issued to Directors under the Compensation Plan, the 1997 Equity Plan or the 2007 Equity Plan were fully vested upon issuance.

Director Compensation for Fiscal 2008

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
Mary H. Bell	50,000	50,000	--	1,434	101,434
Miguel M. Calado	60,750	50,000	--	1,434	112,184
Gary M. Christensen	54,750	50,000	--	1,434	106,184
Cheryl A. Francis	50,000	50,000	--	1,434	101,434
John A. Halbrook	51,000	50,000	--	1,434	102,434
James R. Jenkins	57,000	50,000	807	1,434	109,241

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
Dennis J. Martin	55,000	50,000	--	1,434	106,434
Larry B. Porcellato	50,000	50,000	188	1,434	101,622
Joseph E. Scalzo	54,000	50,000	1,013	1,434	106,447
Abbie J. Smith	54,000	50,000	--	1,434	105,434
Brian E. Stern	54,750	50,000	--	1,434	106,184
Ronald V. Waters, III	57,750	50,000	1,850	1,434	111,034

Notes

(1) Each independent Director received an annual retainer of $100,000, of which $50,000 was paid in cash in equal installments of $12,500 at each quarterly Board meeting and $50,000 was paid in the form of a Common Stock grant issued under the 2007 Equity Plan at the May Board meeting. Each independent Director may also receive an annual retainer for service as a member of the Audit Committee ($4,000); as Lead Director ($7,500); as Audit Committee Chair ($7,500); and as Compensation Committee or Governance Committee Chairs ($4,000 each). As with the cash portion of the annual retainer for Board service, annual retainers for committee Chairs, Lead Director or Audit Committee service are paid in equal installments at each quarterly Board meeting. For Fiscal 2008, the independent Directors listed in the Table above each earned the following fees: Ms. Bell, Ms. Francis and Mr. Porcellato – $50,000 annual retainer; Mr. Halbrook – $50,000 annual retainer and $1,000 for travel to a Board meeting in excess of 6 hours on a round-trip basis; Ms. Smith – $50,000 annual retainer plus a $4,000 annual retainer as Chair of the Compensation Committee; Mr. Scalzo – $50,000 annual retainer plus a $4,000 annual retainer for service on the Audit Committee; Mr. Martin – $50,000 annual retainer, $4,000 annual retainer as Chair of the Governance Committee and $1,000 for travel to a Board meetings in excess of 6 hours on a round-trip basis; and Mr. Jenkins – $50,000 annual retainer, $4,000 annual retainer for service on the Audit Committee and $3,000 for travel to Board meetings in excess of 6 hours on a round-trip basis. Mr. Waters completed his term as Chair of the Audit Committee in May 2008. Mr. Calado began serving as Chair of the Audit Committee after the May 2008 Board meeting. Messrs. Waters and Calado each earned the following fees: $50,000 annual retainer, one-half of the Audit Committee Chair annual retainer, or $3,750, and a $4,000 annual retainer for service on the Audit Committee. Mr. Calado also received $3,000 for travel to Board meetings in excess of 6 hours on a round-trip basis. Mr. Christensen completed his term as Lead Director in May 2008. Mr. Stern began serving as Lead Director after the May 2008 Board meeting. Messrs. Christensen and Stern each earned the following fees: $50,000 annual retainer, one-half of the Lead Director annual retainer, or $3,750, and $1,000 for travel to a Board meeting in excess of 6 hours on a round-trip basis.

(2) Includes the share portion of the annual retainer – a $50,000 Common Stock grant authorized by the Board under the 2007 Equity Plan. Each independent Director serving on the Board as of May 6, 2008, was issued 2,223 shares of Common Stock at a price of $22.485 (the average of the high and low transaction prices for a share of Common Stock on the date of grant, May 6, 2008) for a total grant value of approximately $49,984. The difference between the $50,000 Common Stock grant authorized by the Board and the actual value of Common Stock issued pursuant to such grant ($49,984) was approximately $16. As the Corporation only issues fractional shares under the Directors Deferred Plan, the Corporation paid each independent Director $16 either in the form of cash in lieu of a fractional share for those Directors that did not elect to defer their Common Stock grant under the Directors Deferred Plan or in the form of a fractional share for those Directors that did elect to defer their Common Stock grant under the Directors Deferred Plan. Ms. Bell, Ms. Smith and Messrs. Christensen, Jenkins, Porcellato, Scalzo and Waters each deferred 100% of their Common Stock grant under the Directors Deferred Plan. The closing price of Common Stock on May 6, 2008 was $22.56 per share. There are no unexercised option awards or unvested stock awards outstanding as of the end of Fiscal 2008 for any of the Directors.

(3) Includes above-market interest earned on cash compensation deferred under the Directors Deferred Plan. Interest on deferred cash compensation is earned at 1% over the prime rate, as determined by the Compensation Committee. Messrs. Jenkins and Waters each deferred 50% of their cash compensation. Above-market interest earned by Mr. Scalzo is for cash compensation deferred prior to January 1, 2006. Above-market interest earned by Mr. Porcellato is for cash compensation deferred prior to January 1, 2007.

(4) Includes dividends earned on Common Stock grants during Fiscal 2008.

SECURITY OWNERSHIP

Security Ownership of Certain Beneficial Owners

On the Record Date, there were 44,880,734 Outstanding Shares. On that date, to the Corporation's knowledge, there were three shareholders who owned beneficially more than 5 percent of all Outstanding Shares. The table below contains information, as of that date (except as noted below), regarding the beneficial ownership of these persons or entities. Unless otherwise indicated, the Corporation believes that each of the persons or entities listed below has sole voting and investing power with respect to all the shares of Common Stock indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
State Farm Insurance Companies (1) One State Farm Plaza Bloomington, Illinois 61710	7,386,662 (3)	16.5%
Barclays Global Investors, NA Barclays Global Fund Advisors Barclays Global Investors, Ltd (2) 400 Howard Street San Francisco, California 94105	2,566,743 (4)	5.7%
Fidelity Management & Research Company 82 Devonshire Street Boston, Massachusetts 02109	2,364,771 (5)	5.3%

Notes

(1) State Farm Insurance Companies consists of the following entities: State Farm Mutual Automobile Insurance Company; State Farm Fire and Casualty Company; State Farm Investment Management Corp.; State Farm Insurance Companies Employee Retirement Trust; State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees; and State Farm Mutual Fund Trust.

(2) Barclays Global Investors, NA, Barclays Global Fund Advisors and Barclays Global Investors, Ltd, are collectively referred to as "Barclays." The address for Barclays Global Investors, Ltd, is Murray House, 1 Royal Mint Court, London, EC3N 4HH.

(3) Information is based on a Schedule 13G/A, dated February 3, 2009, filed with the SEC by State Farm Insurance Companies for the period ended December 31, 2008. Of the 7,386,662 shares beneficially owned, State Farm Insurance Companies has sole voting and investing power with respect to 7,366,400 shares and shared voting and investing power with respect to 20,262 shares.

(4) Information is based on a Schedule 13G, dated February 6, 2009, filed with the SEC by Barclays for the period ended December 31, 2008. Of the 2,566,743 shares beneficially owned, Barclays has sole voting power with respect to 2,126,149 shares.

(5) Information is based on a Schedule 13G, dated February 17, 2009, filed with the SEC by FMR LLC, parent company of Fidelity Management & Research Company, for the period ended December 31, 2008. Of the 2,364,771 shares beneficially owned, Fidelity Management & Research Company does not have sole voting power with respect to any shares.

Security Ownership of Directors and Executive Officers

The following table sets forth the beneficial ownership of Common Stock as of the Record Date for each Director and nominee for Director, each Named Executive Officer and for all Directors (including nominees) and executive officers of the Corporation as a group. The address of the persons listed below is 408 East Second Street, Muscatine, Iowa 52761.

Name	Common Stock (1)	Common Stock Units (2)	Options Exercisable as of the Record Date or Within 60 Days Thereof	Total Stock and Stock-Based Holdings
Stan A. Askren	51,963	27,144	221,100	300,207
Mary H. Bell	0	8,455	0	8,455
Miguel M. Calado	17,960	0	0	17,960
Gary M. Christensen	0	23,271	0	23,271
Cheryl A. Francis	22,422	0	0	22,422
John A. Halbrook	7,878	4,598	0	12,476
James R. Jenkins	0	7,859	0	7,859
Dennis J. Martin	3,378	12,562	0	15,940
Larry B. Porcellato	2,000	10,391	0	12,391
Joseph E. Scalzo	0	14,497	0	14,497
Abbie J. Smith	521	21,458	0	21,979
Brian E. Stern	21,637	0	0	21,637
Ronald V. Waters, III	0	13,534	0	13,534
Bradley D. Determan	19,392	0	25,200	44,592
Jerald K. Dittmer	19,362	0	56,450	75,812
Marco V. Molinari	10,591	0	39,600	50,191
Kurt A. Tjaden	101	0	0	101

Name	Common Stock (1)	Common Stock Units (2)	Options Exercisable as of the Record Date or Within 60 Days Thereof	Total Stock and Stock-Based Holdings
All Director and Executive Officers as a Group - (23 persons)	195,811	143,769	354,750	694,330

Notes

(1) Includes restricted shares held by Directors and executive officers over which they have voting power but not investment power, shares held directly or in joint tenancy, shares held in trust, by broker, bank or nominee or other indirect means and over which the individual or member of the group has sole voting or shared voting and/or investment power. Each individual or member of the group has sole voting and investment power with respect to the shares shown in the table above, except Mr. Askren's spouse shares voting and investment power with respect to 7,588 of the 51,963 shares listed above for Mr. Askren. No Director or Named Executive Officer owns more than one percent of the Outstanding Shares. All Directors and executive officers as a group own approximately 1.5 percent of the Outstanding Shares.

(2) Indicates the nonvoting share units credited to the account of the named individual or members of the group, as applicable, under either the Deferred Plan or the Directors Deferred Plan. For additional information on the Deferred Plan, see "*Other Compensation Elements – Deferred Compensation Plan*" on page 26 and "*Nonqualified Deferred Compensation for Fiscal 2008*" on page 35 of this Proxy Statement. For additional information on the Directors Deferred Plan, see "*Director Compensation*" on page 38 of this Proxy Statement.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of January 3, 2009, about Common Stock which may be issued under the Corporation's equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) (1)(2)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) (3)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) (4)
Equity compensation plans approved by security holders	2,468,960	$28.88	4,770,115
Equity compensation plans not approved by security holders	—	—	—
Total	2,468,960	$28.88	4,770,115

Notes

(1) Includes shares to be issued upon the exercise of outstanding options granted under the 2007 Compensation Plan – 998,485, and the Compensation Plan – 964,308 prior to termination of such plan. The Compensation Plan terminated upon shareholder approval of the 2007 Compensation Plan at the 2007 annual meeting of shareholders. The termination of the Compensation Plan does not impact the validity of any outstanding options granted under such plan prior to termination. As of the last day of Fiscal 2008, there were no outstanding (1) warrants or rights under the 2007 Compensation Plan or the Compensation Plan and (2) options, warrants or rights under the 2007 Equity Plan or the 1997 Equity Plan. The 1997 Equity Plan terminated upon shareholder approval of the 2007 Equity Plan at the 2007 annual meeting of shareholders.

(2) Includes (1) the target value of the stock portion of the 2006-2008, 2007-2009 and 2008-2010 Performance Plan awards for all award recipients divided by the $16.24, the closing price of a share of Common Stock on January 2, 2009, the last trading day of Fiscal 2008 – 381,028 shares, and (2) the nonvoting share units credited to the account of individual executive officers or Directors under either the Deferred Plan – 15,976 shares, or the Directors Deferred Plan – 109,163 shares. For additional information on the Performance Plan, see "*Long-Term Incentives – Performance Plan*" on page 23 of this Proxy Statement. For additional information on the Deferred Plan, see "*Other Compensation Elements – Deferred Compensation Plan*" on page 26 and "*Nonqualified Deferred Compensation for Fiscal 2008*" on page 35 of this Proxy Statement. For additional information on the Directors Deferred Plan, see "*Director Compensation*" on page 38 of this Proxy Statement. The number of shares attributable to Performance Plan awards overstates expected Common Stock dilution as the Corporation made no payouts for the 2006-2008 performance period and no payouts are expected for the 2007-2009 and 2008-2010 performance periods.

(3) This column does not take into account any of the Performance Plan awards or nonvoting share units discussed in Note 2 above.

(4) Includes shares available for issuance under the 2007 Compensation Plan – 4,447,254, the 2007 Equity Plan – 251,785 and the MSPP – 71,076. Of the 5,000,000 shares originally available for issuance under the 2007 Compensation Plan, no more than 1,000,000 of such shares can be issued in the form of restricted stock, restricted stock units, performance shares, dividend equivalents, deferred share units

and bonus stock. At the end of Fiscal 2008, 948,005 shares of the original 1,000,000 shares were available for issuance. The Corporation anticipates all 71,076 shares available for issuance under the MSPP are subject to purchase during the current purchase period ending July 4, 2009.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the federal securities laws, the Directors and executive officers of the Corporation, and certain persons who own more than 10 percent of the Outstanding Shares, are required to report their ownership of Common Stock and changes in that ownership to the SEC and the NYSE. Specific due dates for these reports have been established by the SEC, and the Corporation is required to report in this Proxy Statement any known failure to file by these dates during Fiscal 2008.

Based solely on a review of copies of the reports the Corporation has received, or written representations from certain reporting persons, except as described below, the Corporation believes that during Fiscal 2008 all reporting persons made all filings required by Section 16(a) of the Exchange Act on a timely basis. Due to technical software difficulties, a Form 4 was filed one day past the filing deadline for Mr. Dittmer. Upon realization that an error occurred in the calculation of the withholding tax liability attributable to Mr. Askren's Fiscal 2008 ESRP award (which Mr. Askren deferred pursuant to the Deferred Plan), a Form 4 amendment was promptly filed to correct Mr. Askren's withholding tax liability reflected on the earlier, timely filed Form 4.

Notwithstanding anything to the contrary set forth in any of the Corporation's previous filings under the Securities Act of 1933 or the Exchange Act that might incorporate future filings, including this Proxy Statement, in whole or in part, the Audit Committee Report included on page 14 of this Proxy Statement and the Compensation Committee Report included on page 30 of this Proxy Statement shall not be incorporated by reference into any such filings.

DEADLINE FOR SHAREHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING

Proposals by shareholders intended to be presented at the 2010 annual meeting of shareholders must be received at the Corporation's executive offices no later than November 19, 2009 to be included in the proxy statement and proxy form. All shareholder notice of proposals submitted outside the processes of Exchange Act Rule 14a-8 must be received between February 5, 2010 and March 7, 2010 to be considered for presentation at the 2010 annual meeting of shareholders. In addition, any shareholder proposals must comply with the informational requirements contained in the By-laws, Section 2.16(a)(2), in order to be presented at the 2010 annual meeting of shareholders. On written request to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761, the Corporation will provide, without charge to any shareholder, a copy of the By-laws.

OTHER MATTERS

The Board knows of no other matters that will be brought before the Meeting, but, if other matters properly come before the Meeting, it is intended that the persons named in the proxy will vote the proxy according to their best judgment.

On written request to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761, the Corporation will provide, without charge to any shareholder, a copy of its Annual Report on Form 10-K for Fiscal 2008, including financial statements and schedules, filed with the SEC. The report is also available on the Corporation's website at www.hnicorp.com, under "*Investor Information–Annual & Quarterly Reports*."

Information set forth in this Proxy Statement is as of March 30, 2009, unless otherwise noted.

Steven M. Bradford
Vice President, General Counsel and Secretary
March 30, 2009

A summary Annual Report and an Annual Report to Shareholders, including financial statements and schedules, of the Corporation for Fiscal 2008 are being mailed to shareholders of the Corporation together with this Proxy Statement. Neither the summary Annual Report nor the Annual Report to Shareholders forms any part of the material for the solicitation of proxies.

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Cummins, Inc.
CVS Pharmacy
Dallas Central Appraisal District
Dana
Danfoss US - Compressors
Data Exchange
Dayton Superior Corporation
DeKaIb Medical Center
Dell, Inc. - Dell Direct Store
Denny's, Inc.
DeVry, Inc.
Derry Township Municipal Authority
Digital Risk, LLC
DIRECTV, Inc.
D-M-E Company
Dollar Thrifty Automotive Group
Disneyland Resort, Retail Operations
Dover Corporation
Dress Barn, Inc.
DSW, Inc.
DTE Energy Company

Duke University Health System
DuPont
Duquesne Light Holdings, Inc.
Duke Realty Corporation
DynMcDermott Petroleum Op.
E Trade Financial Corporation
E W Scripps Company
Dynea USA
EON US, LW
East Kentucky Power Cooperative
Eastern Bank
E I duPont deNemours and Co.
Eastman Chemical Company
Eastman Kodak Company
Eaton Corporation
Eastern Mountain Spoils
EBS Asset Management
EchoStar Communications Corp.
EchoStar Satellite LLC
eBay, Inc.
Eddie Bauer
EDFUND
Edge Petroleum Corporation
Ecolab, Inc.
Edison Mission Energy
Edison Schools, Inc.
Edmund Optics
Edison International
EDS
Education Management
Educational Testing Service
EDO
Edward Lowe Foundation
Edwards Lifesciences, LLC
Edward Jones
Eisai
El Paso Corporation
Electro Rent Corporation
EG&G - Defense Materials
Electronic Data Systems
Eli Lilly & Company
Elkhart General Hospital
Electrolux Homecare of N.A.
Elsevier
EMBARQ Corporation
EMC Mortgage Corporation
Elmer's Products, Inc.
Emerson Electric
Emory Healthcare, Inc.
Employers Insurance Company
EMCOR Group, Inc.
Enbridge Energy Partners, LP
EnCana Oil & Gas USA
Encore Capital Group
Employers Mutual Casualty Co.
Energen Corporation
Energizer
Energy East Corporation
Endeavour International
Energy Northwest
Energy Partners, Ltd.
EnergySouth, Inc.
Energy Enterprise Solutions, Inc.
EnerVest Management Partners
Eni US Operating Company, Inc.
Enodis plc
Enerplus Resources Fund
Ensign United States Drilling, Inc.
Enron
ENSCO International, Inc.
EnPro Industries, Inc.
Entergy
Enterprise Products Partners, LP
Entertainment Publications
Entegra Power Services, LLC
EOG Resources, Inc.
EON US LLC
EPCO
Enzon Pharmaceuticals, Inc.
Equifax, Inc.
Equitable Resources
Equity Office Properties
Episcopal Retirement Homes
eResearch Technology
Ergotron, Inc.
Erickson Retirement Comm.
Equity Residential
Erie County Medical Center Corp.
Ernst & Young, LLP
Eschelon Telecom, Inc.
ESCO Corporation
Erie Insurance Group
ESL Federal Credit Union
ESRI
Essilor of America
ESCO Technologies
Esterline Technologies Corp.
Esurance, Inc.
Etnyre International, Ltd.
Estee Lauder Companies, Inc.
EverBank
Everest Re Group, Ltd.
Evraz Oregon Steel Mills
Eugene Water & Electric Board
Exel plc USA
Exelon Corporation
Exempla Healthcare, Inc.
Excellus BlueCross BlueShield
Exostar LLC
Experian Group
Exxon Mobil Corporation -
Expeditors Intl. of WA, Inc.
Exide Corporation
Explorer Pipeline Company
Express Scripts, Inc.
Extendicare Health Services
E-Z-EM, Inc.
Fabri-Kal Corporation
Factory Card & Party Outlet
Fairfax County Public Schools
Fairview Health Services
Fannie Mae
Fairchild Controls
Farm Credit Bank of Texas
Farmer Bros. Company
Farmers Group
FANUC Robotics America
Fasken Oil and Ranch, Ltd.
FBD Consulting, Inc.
FBL Financial Group, Inc.
Farmer's Home Furniture
Federal Express Corporation
Federal Home Loan Bank
Federal Reserve Bank
FCI USA, Inc.
Federal-Mogul Corporation
Federated Department Stores
Federated Investors
Federal Reserve Information Tech.
FedEx Kinko's
Fellowes, Inc.
Ferguson Enterprises
FedEx Express
FermiLab
Ferrellgas
Ferro Corporation
Fermi National Accelerator Lab.
Fidelity National Financial, Inc.
Fidelity Investments
Fifth Third Bank
Fidelity National Information Serv.
Fidelity Nat'l Real Estate Solutions
Fifth Third Bancorp
Fireman's Fund Insurance Co.
First Charter Bank
First Citizens Bank
First Citizens of South Carolina
First American Corporation
First Horizon National Company
First Insurance Company of HI
First Interstate BancSystem
First Data Corporation
First Marblehead Corporation
First Midwest Bank, Inc.
FirstEnergy Corporation
First Investors Corporation
Fiskars Brands, Inc.
Fleetwood Enterprises, Inc.
Fleetwood Group
Fiserv, Inc.
Fletcher Allen Health Care
Flint Group
Florida Power & Light Company
Fleischmann's Yeast
Flowserve Corporation
Fluor Corporation
FMC Corporation
Florida Production Engineering
Foamex International, Inc.
Focus on the Family
Foldcraft Company
FMC Technologies, Inc.
Foot Locker, Inc.
Foote Health System
Ford Motor Company
Foley & Lardner LLP
Forest Laboratories, Inc.
Forrest General Hospital
Fortune Brands, Inc.
Forest City Enterprises
Foseco Metallurgical, Inc.
Fossil, Inc.
Foster Wheeler, Ltd.
Forum Communications
Fox Chase Cancer Center
Fox River Paper Company
FPL Group
Foundation Coal Corporation
Franklin Resources
Franklin Templeton Investments
Franklin W. Olin College of Eng.
Frankford Hospitals -
Freeport McMoRan Copper and
    Gold, Inc.
Funeral Directors Life Insurance
    Company
Furniture Brands International,
    Inc.
Freddie Mac
Freedom Communications, Inc.
Fremont Group
Friendly Ice Cream Corporation
Frontier Oil Corporation
FX Energy, Inc.
G&K Services, Inc.
G. Loomis, Inc.
Galamba Companies, Inc.
Gambro, Inc.
GameTech International
Gap, Inc.
Gardner Denver
Gartner, Inc.
Gary-Williams Energy Corp.
Gates
Gateway, Inc.
GATX Corporation
Gaylord Entertainment
GEICO
Geisinger Health System
GENCO Distribution Systems
GenCorp, Inc.
Genentech, Inc.
General Cable Corporation
General Communication, Inc.
General Dynamics Info. Tech.
General Electric Company
General Growth Properties, Inc.
General Mills
General Motors Corporation
General Nutrition, Inc.
General Parts International, Inc.
Generali USA Life Reassurance Co.
Genesco, Inc.
Genesis HealthCare Corp., Inc.
Genpro
Genpro Transportation
Gentiva Health Services
Genuine Parts Company
Genworth Financial, Inc.
Genzyme Corporation
GEO Group
GeoMet, Inc.
George Fisher Signet, Inc.
George Mason University
Georgia Gulf Corporation
Georgia Institute of Technology
Georgia Merit System
Gerdau Ameristeel
Getty Images
Gilead Sciences, Inc.
Girl Scouts of the USA
Givaudan US
GKN North America Services, Inc.
Glatfelter
GlaxoSmithKline
Global Consultants, Inc.
Global Crossing
Global Industries Offshore LLC
Global Payments, Inc.
Global Power Technology, Inc.
GlobalSantaFe Corporation
GMAC Insurance Mgmt. Corp.
GMAC ResCap
Gold Eagle Company
Golden Horizons LLC
Golden Innovations
Golden State Foods
Golden Ventures LLC
Golf Galaxy, Inc.
Golfsmith
Golub Corporation
Goodrich Corporation
Goodyear Tire & Rubber
Goody's Family Clothing
Google, Inc.

Gorton's
Government Employees Hospital Association, Inc.
Granite Construction, Inc.
Greyhound Lines, Inc.
GROWMARK, Inc.
Grubb & Ellis Company
GuideStone Financial Resources
H Enterprises International
H.J. Heinz Company
HR Fuller
Half Price Books, Records, Magazines, Inc.
Hallwood Petroleum, LLC
Hanover Insurance Group, Inc.
Harold's Stores, Inc.
Harris County Hospital District
Harsco Corporation
Harvard Pilgrim Health Care
Hasbro, Inc.
Hazelden Foundation
HCR Manor Care
Health First, Inc.
Health Plan Services, Inc.
Healthways
Helmerich & Payne, Inc.
Hendrickson International
Herbalife International of America
Hershey Foods
High Liner Foods USA
Hill Phoenix
Hines Interests, LLP
HNTB Companies
Holly Corporation
Home Shopping Network
Horizon BlueCross BlueShield of New Jersey
Hovnanian Enterprises
Hu-Friedy Manufacturing Co., Inc.
Hunter Douglas, Inc.
Hunton & Williams, LLP
Hutchinson Technology, Inc.
Hydril Company, LP
ICI American Holdings, Inc.
IDEX
Illinois Tool Works
Independence Blue Cross
Indianapolis Power & Light Co.
Information Handling Services
Ingram Book Company
Innovative Wireless Tech., Inc.
Integrys Energy Group, Inc.
Institute of Nuclear Power Operations
Intel Corporation
International Business Machines
International Electric Supply Corp.
Interstate Bakeries Corporation
Intertape Polymer Group
Invesco, plc
iPCS, Inc.
Irving Oil
J R Simplot Company
J.D. Power and Associates
Jack in the Box, Inc.
Jacobs Technology, Inc.
JEA
Jockey International, Inc.
John Knox Village
Johns-Manville
Johnson Outdoors, Inc.
Jostens, Inc.

Graco, Inc.
Great American Financial Resources, Inc.
Graphic Packaging Corporation
Green Mountain Coffee
Grotech Capital Group
GTECH Corporation
Guardian Life
Guitar Center, Inc.
H Lee Moffitt Cancer Center
Habitat for Humanity Int'l.
Harman International Industries, Inc.
Hamot Medical Center
Harley Davidson, Inc.
Harpers Magazine Foundation
Harris Enterprises
Harshaw Trane
Harvard University
Hastings Mutual Insurance Co.
HBO
HD Supply
Health Management Association
HealthEast Care System
Hearst-Argyle Television
Helzberg Diamonds
Henkel of America The Dial Corp.
Hercules, Inc.
Hertz Global Holdings, Inc.
Highlights for Children
Hilti, Inc.
Hitachi
Hoffmann-La Roche
Holy Spirit Hospital
Honeywell International, Inc.
Hortica Insurance and Employee Benefits
HSBC - North America
Humana, Inc.
Hunter Industries Incorporated
Huntsman Corporation
Huttig Building Products, Inc.
Hyundai Motor America
IDACORP, Inc.
IKON Office Solutions
IMC, Inc.
Indiana Farm Bureau Insurance
Indianapolis Public Schools
Information Management Service
Ingram Industries, Inc.
INOVA Health Systems
Institutional Shareholder Services
InterContinental Hotels Group Americas
Interbake Foods, Inc.
International Data
International Flavors & Fragrances
Intier Automotive Seating
Invitrogen
Irex Corporation
Irwin Financial Corporation
ITT Corporation
J&B Software, Inc.
J.M. Smucker
Jackson Hewitt Tax Service, Inc.
James Avery Craftsman, Inc.
Jefferson County Public Schools
JLT Services Corporation
John Crane, Inc.
John Muir Health
Johnson & Johnson
Joint Commission

Grady Health System
Greater Harris County 9-1-1 Emergency Network
Great Plains Energy
Greene, Tweed & Co.
Group 1 Automotive, Inc.
GTSI

Guess?, Inc.
GulfMark Offshore, Inc.
H&R Block, Inc.
Hallmark Cards, Inc.
Hartford Financial Services Group
Hanesbrands, Inc.
Harley-Davidson Motor Co.
Harrah's Entertainment
Harris Interactive
Hawaiian Electric Company
HCA
HDS Retail North America
Health Net, Inc.
HealthONE
Heat Transfer Research, Inc.
Hendrick Medical Center
Henry Ford Health System
Hennepin County Medical Center
Henry Schein, Inc.
Herman Miller, Inc.
Hess Corporation
Highline Media
Hilton Grand Vacations
Hitchiner Mfg. Co., Inc.
Holden Industries
Home Depot, Inc.
Hospira, Inc.
Howard Hughes Medical Institute
HSN, Inc.
Hunt Consolidated
Hunterdon Medical Center
Huntsville Hospital
Hyatt Corporation
IC, System, Inc.
Idearc Media
Illinois Housing Dev. Authority
Immix Management Services
Indiana State Personnel Dept.
Indymac Bancorp, Inc.
ING North America Ins. Corp.
Ingram Micro, Inc.
Input Output, Inc.
Instrument Sales & Service
International Imaging Materials, Inc.
Interface Solutions
International Game Technology
International Truck and Engine
Invensys Controls
Iowa Health System
Iron Mountain
ISO, Inc.
ITT Industries System Division
J.C. Penney Company, Inc.
J.R. Simplot Company
Jackson National Life Ins. Co.
James Hardie Building Products
Jefferson Wells International
JM Family
John Deere Credit
John Wiley & Sons, Inc.
Johnson Controls
Jones Apparel Group, Inc.

Graham Packaging
Grande Cheese Company
Grange Mutual Casualty Co.
Great-West Life & Annuity
Greenheck Fan Corporation
Group Health Cooperative

Guideposts
H E Butt Grocery Company
H. E. Butt Grocers Company

Harvard Vanguard Medical Associates
Hannaford Bros. Company
Harleysville Insurance
Harris Associates, LP
Harris Bank
Harris Trust & Savings Bank
Hartford HealthCare Corporation
Harvey Industries
Haves Lemmerz
HCC Insurance Holdings, Inc.
Health Care Service Corporation
Health Partners
HealthPartners
Heller Ebrman, LLP
Hershey Company
Hewlett-Packard
Highmark
Hilton Hotels Corporation
Hollister, Inc.
Home Interiors & Gifts, Inc.
Horizon Lines
Host Hotels & Resorts, Inc.
Hospital Sisters Health System
Hot Topic, Inc.
Houghton Mifflin Company
Hubbard Broadcasting
Hunt ELP, Ltd.
Huntington Bancshares, Inc.
Huron Consulting Group
Hyatt Hotels Corporation
IBM
Idearc, Inc.
IL Municipal Retirement Fund
IMS Health
Indiana University
Infinite Solutions LLC
Ingersoll-Rand Co., Ltd.
Innomark Communications
Insituform Technologies
Integra Telecom, Inc.
Itochu International, Inc. North America
Intermountain Health Care, Inc.
International Paper Company
Interpublic Group of Companies
Invensys Process Systems
Iowa State University
Irvine Company
Isuzu Motors America, Inc.
J J Keller & Associates, Inc.
J.B. Hunt Transport, Inc.
Jabil Circuit, Inc.
Jacobs Engineering Group, Inc.
Jarden Corporation
JetBlue Airways
Jo-Ann Fabric & Craft Stores
John Hancock Financial Services
Johns Hopkins HealthCare, LLC
Johnson Financial Group
Jones Lang LaSalle

JPMorgan Chase
Jewish Hospital & St. Mary's HealthCare
K & M International Power
Kaiser Foundation Health Plan
Kamehameha Schools
Kaye Scholer, LLP
Keihin Indiana Precision Tech.
Kendle International
Kentucky Higher Education Student Loan Corporation
KIK Custom Products
Kinetico, Inc.
Knowledge Learning Corporation
Komatsu America Corporation
Kraft Foods, Inc.
Kyocera America, Inc.
L-3 Government Services
Lafarge North America
Lancaster General Hospital
Landstar System, Inc.
Lario Oil & Gas Company
LeasePlan USA
Legacy Reserves, LP
Lehigh University
Lennox International, Inc.
Levi Strauss
LexisNexis
Liberty Mutual Group
Life Fitness
Limited Brands, Inc.
Lincoln Financial
Little Lady Foods
Lockheed Martin Information Systems and Global Services
Los Angeles Community College District
Lowe's Companies, Inc.
LTD Commodities, LLC
Lundbeck Research USA, Inc.
Lyondell Chemical Company
MacDill Federal Credit Union
Magellan Health Services
Magna Donnelly Corporation
Malco Products, Inc.
Mannington Mills
Maricopa Integrated Health System
Maritz, Inc.
Marsh
Martha Stewart Living Omnimedia
Martins Point Health Care
Masco Corporation
Mastercard, Inc.
Matthews International Corp.
Mayo Foundation
McDonald's Corporation
McKinley Capital Management, Inc.
MDC Holdings
Mecklenburg County Government
Medical University of South Carolina Medical Center
Meijer, Inc.
Memorial Hermann Healthcare System
Memphis Managed Care Corp.
Merck & Company
Merial Limited
Memill Corporation
Metavante Corporation
Metropolitan Atlanta Rapid Transit Authority
Michael Baker Corporation
Journal Broadcast Group
JSJ Corporation
Judicial Council of California
K. Hovnanian Companies
Kaiser Permanente
Kansas Farm Bureau
KB Toys
Kellogg Company
Kenexa
Keystone Automotive Industries, Inc.
Kimberly-Clark Corporation
King Pharmaceuticals
Koch Industries
Kone, Inc. (USK) US
KRATON Polymers US, LLC
L-3 Communications Holdings, Inc
LA Aluminum Casting Company
LaGarde, Inc.
Land O'Lakes, Inc.
Lansing Board of Water & Light
Laureate Education, Inc.
Lebhar-Friedman
Legal & General America, Inc.
Lehigh Valley Hospital & Health Network
Leviton Manufacturing Co., Inc.
Lexmark International, Inc.
LifeMasters Supported Selfcare, Inc.
Lincoln National Corporation
Live Nation, Inc.
Loews Corporation
Longs Drug Stores
LOOP LLC
Los Angeles Unified School District
Lower Colorado River Authority
Lubrizol Corporation
Lutheran Social Services of Mich.
M D Anderson Cancer Center
Mack Energy Co.
Magellan Midstream Holdings, LP
Main Line Health
Malcolm Pimie, Inc.
Manor Care, Inc.
Marine Computation Services, Inc.
Markel Corporation
Marshall & IIsley Corporation
Martin Marietta Materials
Mary Kay, Inc.
Massachusetts Institute of Tech.
Masterfoods USA
Maurices, Inc.
MBIA, Inc.
MCG Health, Inc.
McLeodUSA
MDS Pharma Services
Medco Health Solutions, Inc.
Medical Group Management Assn.
Medicorp Health System
Mellon Financial Corporation
Memorial Sloan-Kettering Cancer Center
Menasha Corporation
Mercury General Corporation
Merit Medical Systems
Merrill Lynch & Co., Inc.
Methodist Health System
Metropolitan Transit Authority
MFS Investment Management
Micro Motion, Inc.
JP Morgan Chase & Company
Judicial Branch of California Administration Branch
Kaleida Health
KAPL
KBR, Inc.
Kelly Services, Inc.
Kennametal
Kentucky Lottery Corporation
Key Energy Services, Inc.
KeyCorp
Kinder Morgan, Inc.
Kiplinger
Kohler Company
Konecranes, Inc.
Kronospan, LLC
L Perrigo Company
Lab Volt System
LAIKA
LandAmerica Financial Group
Lantech.com
LAUSD
Lee Memorial Health System
Leggett & Platt, Inc.
Lenox Hill Hospital
Leo Burnett Worldwide, Inc.
Lewistown Hospital
Liberty Diversified Industries
LifeBridge Health
Lifepoint Hospitals, Inc.
Linde Group
Liz Claiborne, Inc.
Logan's Roadhouse
Lord Baltimore Capital Corporation
Louisville Regional Airport Authority
Lozier Corporation
Luck Stone Corporation
Lutron Electronics
M&T Bank Corporation
Macv's
Main Street America Group
Manitowoc Company
Manpower, Inc.
Marathon Oil Company
MARKEM Corporation
Marshfield Clinic
Martek Biosciences Corporation
Mary Washington Hospital
Massachusetts Mutual
Matson Navigation Company
Maverick Tube Corporation
McClatchv
McGraw-Hill Education
MCN Energy Enterprises
MDU Resources Group, Inc.
Media General
Medica Health Plans
Medimmune
MedPlus, Inc.
Memorial Health Care System
Mercy Health System of Southeastern Pennsylvania
Mercedes-Benz USA
Mercury Insurance Group
Meritage Homes Corporation
MerrillI Lynch Private Client
MetoKote Corporation
MGE Energy
MUM Mirage
Microflex Corporation
JPI Partners, LLC
Juniper Networks, Inc.
Jupiter Medical Center, Inc.
Kaman Industrial Technologies
Kason Corporation
Keenan & Associates
Kemper Auto and Home Group
Kentucky Baptist Convention
Kerry Inc. US
Keystone Foods, LLC
Keyston Powdered Metal Co.
Kindred Healthcare, Inc.
Kiwanis International, Inc.
Kohl's Department Stores
KPS Health Plans
Krueger International
LL. Bean, Inc.
Laboratory Corp. of America
Lake Federal Bank
Landis+Gyr, Inc.
LANXESS Corporation US
Lawson Products, Inc.
Legacy Marketing Group
Lehigh Cement Company
LESCO, Inc.
Leupold & Stevens, Inc.
Lexington Medical Center
Liberty Media Corporation
Lifetouch, Inc.
Lillian Vernon Corporation
Lithia Motors, Inc.
Lockheed Martin Corporation
LOMA
Lorillard Tobacco Company
Los Alamos National Laboratory
Louisiana Legislative Auditor
Louisiana-Pacific Corporation
LSG Sky Chefs
Lululemon Athletica, USA
Luxottica Retail US
MAAX - Pearl Baths, LLC
Maersk, Inc.
Makino
Mannatech, Inc.
ManTech International
Maricopa County
Marriott International
MARTA
Martha Jefferson Hospital
Maryland Procurement Office
Massey Energy Company
Mattel, Inc.
Mayo Clinic
McDermott International, Inc.
McKesson
McNaughton-McKav Electric Co
MeadWestvaco
Mediacom Communications Corp
Medical Mutual of Ohio
MedStar Health
Medtronic
Memorial Health Services
Memorial Health System, Inc.
Mercer University
MeritCare Health System
Messier-Bugatti USA
MetLife
Mestena Operating, Ltd.
MetroPCS Communications, Inc.
Metropolitan Life Insurance Co.
Miami Children's Hospital
Microsoft Corporation

Midwest ISO
Miles Kimball Company
Milliken & Company
MindLeaders.com
Missouri Botanical Gardens
Missouri Botanical Gardens
Mitsui & Co. (USA), Inc.
Mohawk Industries
Molson Coors Brewing Company
MoneyGram International, Inc.
Morgan Murphy Stations
Mosaic
Moses Cone Health System
MPSI Systems, Inc.
MTA Long Island Bus
Mueller Industries
Murphy Oil USA, Inc.
NACR
Nalco Holding Company
National Academies
National Fuel Gas
National Rural Electric Co-op Assn.
National Semiconductor
Nationwide Financial Services, Inc.
Nature's Sunshine Products
Navy Exchange Service Command
NCMIC
Neiman Marcus
Nestle USA, Inc.
Network Solutions
New York ISO
NY State Catholic Health Plan
Newly Weds Foods
NICOR, Inc.
Nippon Oil Exploration USA, Ltd
Noble Corporation
Northfolk Redevelopment Housing
Northfolk Southern Corporation
North Memorial Health Care
Northeast Utilities
Northrop Grumman Corporation
NorthWestern Energy
Norwood Promotional Products
Novartis Consumer Health
NSK Corporation
Nuclear Management Co., LLC
Oakwood Hospital & Medical Cntr.
Oberg Industries, Inc.
Occidental Petroleum Corporation
Odyssey Re Holdings Corporation
Ohio Public Employees Retirement System
Old Dominion Univ. Research Fdn.
OLIN Corporation
Oninova Solutions
OppenheimerFunds, Inc.
Orange County Government
Orrick, Herrington & Sutcliffe, LLP
Osage Resources, LLC
Our Lady of the Lake Regional Medical Center
Pacific Northwest National Lab.
PacifiCorp
Palos Community Hospital
Parkland Health & Hospital System
Parkview Health
Partner Reinsurance Co. of the US
Patterson Companies, Inc.
Peak Energy Operating #2, LLC
Pentair, Inc.
Pepsi Bottling Group, Inc.
Performance Food Group

MidAmerican Energy Holdings Co
Midwest Research Institute
Millbrook Partners
Millipore
Mine Safety Appliances Company
Missouri Depart. of Conservation
Mizuno USA, Inc.
Mohegan Sun
Monaco Coach
Monsanto
Morgan, Lewis & Bockius, LLP
Motion Picture Industry Pension & Health Plans
M-real USA Corporation
MTC Technologies
Munich Reinsurance America, Inc.
Mutual of Enumclaw Insurance
NASD
National Auto Dealers Association
National Futures Association
National Oilwell Varco
National Rural Utilities Cooperative Finance Corp.
Nationwide Insurance
Nautilus, Inc.
Navy Federal Credit Union
NCR Corporation
Nelson Mullins Riley & Scarborough, LLP
New York Life Insurance Co.
New York Times Company
Newmont Mining Corporation
NIH Clinical Center
NiSource, Inc.
Noble Energy, Inc.
Nordson Corporation
Norsk Hydro Gulf of Mexico, LLC
NE Georgia Health System, Inc.
Northern Arizona Healthcare
Northrop Grumman Mission Systm
Northwestern Mutual
Novamex
Novo Nordisk Pharmaceuticals
NSTAR
Nucor Corporation
NYU Hospitals Center
Oakland County Government
Océ North America, Inc.
Office Depot
Ohio Police & Fire Pension Fund
Ohio State University
OhioHealth
Old Republic International Corp.
Oneok Partners LP
OneBeacon Insurance
Option One Mortgage Company
Orange County Public Schools
Oriental Trading Company, Inc.
OSI Industries, LLC
Owens Corning
Owens Illinois, Inc.
Pacific Gas & Electric Company
Packaging Corporation of America
Panasonic Automotive
Parallel Petroleum Corporation
Parkway Corporation
Partnerre, Ltd.
PayDay Holding LLC
Pearson Education
Pentax USA, Inc.
PepsiAmericas, Inc.
Perfumania, Inc.

MidMichigan Health
Mike Albert Leasing, Inc.
Millennium Pharmaceuticals
Milltronics
Mirant Corp
Missouri Depart. Transportation
MMS Consultants, Inc.
Molex
Monadnock Community Hospital
Moody's Corporation
Morrison & Foerster, LLP
Motorists Insurance Group
Motorola, Inc.
MSC Industrial Direct
MTD Products, Inc.
MultiCare Health System
Mutual of Omaha
Nash Finch Company
National City Corporation
National Geographic Society
National Medical Health Card
National Starch & Chemical
National-Louis University
Navarre
NCCI Holdings, Inc.
NCS Pearson
Nelnet, Inc.
NEW Customer Service Companies
New York Power Authority
Newell Rubbermaid, Inc.
Newton Medical Center
NII Holdings, Inc.
Nissin Foods (USA) Co., Inc.
Nokia
Nordstrom, Inc. - Nordstrom fsb
Nortel Networks Corporation
NorthEast Medical Center
Northern Arizona University
Northwest Airlines, Inc.
Northwestern University
Novant Health, Inc.
NRG Energy, Inc.
NTELOS
NVR, Inc.
Nypro, Inc.
Oakley
Ocean Spray Cranberries, Inc.
OfficeMax
Ohio Casualty Ins. Co.
Oil-Dri Corporation of America
Oklahoma Today Magazine
Omaha Public Power
ONEOK, Inc.
Opus Corporation
Orange County's Credit Union
Orlando Regional Healthcare
Osteotech
Otterbein College
Oxford Industries
Owens & Minor, Inc.
Pacific Life
Pactiv Corporation
Panasonic of North America
Parker Drilling Company
Parsons Brinckerhoff
Parts Now LLC
Payless ShoeSource, Inc.
Pegasus Solutions
People's Bank
Pepsico, Inc.
Pergo, Inc.

Midwest Airlines, Inc.
Milacron
Miller Brewing Company
Milwaukee Electric Tool Corp.
Mississippi Lime Company
Mitsubishi International Corp.
Modern Woodmen of America
Molina Healthcare, Inc.
Money Mailer LLC
Moore & Van Allen, PLLC
Mortgage Guaranty Ins. Corp.
Mountain American Credit Union
Mountain States Health Alliance
MSP Communications
MTS Systems Corporation
Munder Capital Management
Nacco Industries, Inc.
NATCO
National Exchange Carrier Assn.
National Interstate Insurance Co.
National Security Tech LLC
National Western Life Ins. Co.
Nationwide Credit, Inc.
Navistar International
NCH Corporation
Nebraska Public Power District
Neighborhood Health Plan
New Hanover Regional Medical Center
New York Presbyterian Hospital
Newfield Exploration Company
Nexen Petroleum U51, Inc.
Nike, Inc.
NJM Insurance Group
Noranda Aluminum
Norcal Waste Systems, Inc.
North Broward Hospital District

Northern Trust Corporation
Northwest Comm. Healthcare
Norton Healthcare
Novartis Pharmaceuticals
NRUCFC
NTN Bearing Corp. of America
NW Natural
O'Reilly Automotive, Inc.
Oak Ridge National Laboratory
Oceaneering International, Inc.
OGE Energy Corporation
Ohio Savings Bank
Old Dominion Electric Co-op.
Old National Bancorp
Oninicom Group

Oracle
Orbital Sciences
Oregon Lottery
Offer Tail Corporation
Outrigger Marketing, Inc.
PACCAR
Pacer International
Palmetto Health
Panduit Corporation
Papa John's International, Inc.
Parsons Corporation
Patheon
Peabody Energy Corporation
Penn State Hershey Med. Cntr.
Pepco Holdings, Inc.
Pequot Healthcare
Perini Corporation
PETCO Animal Supplies, Inc.

A-7

PerkinElmer
Pernod Ricard USA
Perot Systems
Petrohawk Energy Corporation
Peter Kiewit Sons, Inc.
Peter R. Johnson & Company
Petro-Canada Resources (USA)
Phacil, Inc.
Pfizer, Inc.
PG&E Corporation
PGT Industries
Phelps Dodge
Pharmaceutical Product Develop.
Pharmavite LLC
Pharmion
Philip Services Corporation
PHH Anal
PHI, Inc.
Philip Morris USA
PHNS, Inc.
Philips Lifeline
Phillips Plastics Corporation
Phillips-Van Heusen Corporation
Ping, Inc.
Phoenix Children's Hospital
Phoenix Companies
Pilot Corporation America
Pioneer Natural Resources Co.
Pinnacle West Capital Corporation
PinnacleHealth System
Pioneer Hi-Bred International
Piper Jaffray Companies
Plains Exploration & Production Co
Pitney Bowes, Inc.
PJM Interconnection
Playboy Enterprises
PlainsCapital
Plante & Moran, PLLC
Plato Learning, Inc.
Plymouth Rock Assurance
Playtex Products, Inc.
Plexus Corporation
Plum Creek Timber Co., Inc.
Plymouth Tube
PNC Financial Services Group, Inc.
PM Company
PMA Insurance Group
Policy Studies, Inc.
PNM Resources
Polar Electro, Inc.
Polaroid Corporation
Pomona Valley Hospital
Polo Ralph Lauren
Polymer Group Inc.
PolyOne Corporation
Port of Portland
Popular, Inc.
Port Authority of Allegheny Co.
Port Authority of NY & NJ
PPG Industries, Inc.
Portland General Electric
Poudre Valley Health S\stem
Powerwave Technologies, Inc.
Preformed Line Products Co.
PPL Corporation
PRA International
Praxair
Premier, Inc.
Premera BlueCross
Premier Health Partner
Premier Mfg. Support Services
Prestolite Wire Corporation
Presbyterian Foundation
Presbyterian Healthcare Services
Pressure Chemical Company
Prince William Hospital
Price Chopper
Pride International, Inc.
Prime Therapeutics
Priority Health
Princeton Community Hospital
Princeton Healthcare
Principal Financial Group
Progressive Corporation
Pro Staff
Procter & Gamble
Progress Energy
Protective Life Corporation
Project Management Institute
Prologis
ProQuest Company
Providence Healthcare Network
Provena Health
Providence College
Providence Health System
PSECU
Provident Credit Union
Prudential Financial, Inc.
PSCU Financial Services
Puget Energy, Inc.
Public Company Accounting
    Oversight Board
Public Service Enterprise Group,
    Inc.
Publix Super Markets, Inc.
Pulte Homes, Inc.
Purdue University
Putnam Media
Puget Sound Energy
Purdue Pharma
QSC Audio Products, Inc.
QUALCOMM, Inc.
Qdoba Restaurant Corporation
QLT
Quanta Services, Inc.
Queen of the Valley Hospital
Qualex, Inc.
Quality Ingredients Corporation
Qwest Communications Intl., Inc.
Quintiles
Quest Diagnostics
Questar Corporation
Radiological Associates of
    Sacramento Medical Group, Inc.
R L Polk & Company
R. Lacy, Inc.
QVC, Inc.
RadioShack Corporation
Quincy Mutual
Raley's Superstores
Random House, Inc.
Ratner Companies
Rainin Instrument LLC
RAM Energy, Inc.
RBC Centura Bank
RBC Dam Rauscher
Raymond James Financial
Raytheon Company
Reading Hospital & Medical Center
Recon Optical, Inc.
RBC Financial Group
REA Magnet Wire Co., Inc.
Reckitt Benckiser, Inc.
Reed Elsevier
Recreational Equipment, Inc.
Realogv Corporation
Redcats USA
Regency Centers
Reed Exhibitions
Recycled Paper Greetings
Regence BlueCrossBlueShield UT
Reinsurance Group of America
Regions Financial Corporation
Regal Entertainment Group
Reid Hospital & Health Care Srvs
Renaissance Learning, Inc.
Reliance Steel & Aluminum
Regions Hospital
Remuda Ranch
Rent-A-Center, Inc.
Renown Health System
Reliant Energy
Republic Underwriters Ins. Co.
Resolute Natural Resources Co.
Republic Services, Inc.
Respironics
Rewards Network
Rexel, Inc.
Reynolds American, Inc.
Ricelec, Inc.
Rich Products Corporation
Ricoh Corporation US
Ricoh Electronics, Inc.
Rimage Corporation
Rio Tinto plc US
RISO
Rite - Hite Corporation
Rite Aid Corporation
Riverside Health System
Riverstone Residential Group
RLI Corp
Robert Bosch Corporation
Robert Half International, Inc.
Robins, Kaplan, Miller & Ciresi,
    LLP
Robert Bosch LLC
Robert Bosch Tool Corporation
Roche Diagnostics US
Rockefeller Group Technology
    Solutions
Roche Palo Alto
Rockwell Collins
Rockwood Holdings, Inc.
Rodale Press
Rockwell Automation, Inc.
Roland Corporation U5
Rollins, Inc.
Roper St. Francis Healthcare
Rohm and Haas Company
Ross Stores, Inc.
Rotary International
Rotork Controls
Rosewood Resources, Inc.
Royal Neighbors of America
RR Donnellev & Sons Company
RSC Equipment Rental
Rowan Companies, Inc.
RSM McGladrey
Ruiz Foods, Inc.
Rush Enterprises, Inc.
Rutland Regional Medical Center
Ryder Systems, Inc.
Ryland Group, Inc.
Rutgers University
S.C. Johnson & Son, Inc.
S.W.I.F.T
SABIC Innovative Plastics
S&C Electric Company
SAC Federal Credit Union
SAE International
Safeco Corporation
Sabre Holdings, Inc.
Safeway, Inc.
Safilo USA
Sage Publications, Inc.
Safety-Kleen Systems, Inc.
SAIF Corporation
Saint Agnes Medical Center
Saint Luke's Health System
SAIC
Saint Raphael Healthcare System
Saks, Inc.
Sakura Finetek USA Inc.
Saint Peter's University Hospital
Sallie Mae
Sally Beauty Company
Salt River Project
Salk Institute
San Manuel Band of Mission
    Indians
Samsung Telecommunications
    America
San Antonio Federal Credit
    Union
Samaritan Health Services
San Diego County Regional
    Airport Authority
San Antonio Water System
Samson Investment Company
San Diego State University
San Francisco Chronicle
Samuel Roberts Noble Fdn.
Sandisk Corporation
Sandoz, Inc.
Sanford Health Plan
Sanjel USA, Inc.
Sanmina-SCI Corporation
Sanofi Pasteur
Sanofi-Aventis US
Santee Cooper
Sarasota Memorial Health Care
    System, Inc.
SAS Institute, Inc.
SavaSeniorCare, LLC
Sarkes Tarzian
Schaumburg Twnshp Dist. Library
Sauer-Danfoss
SBA Network Services, Inc.
SCANA Corporation
Schneider Electric US
SCF Arizona
Schein Henry, Inc.
Schlumberger Ltd.
Schreiber Foods, Inc.
Schneider National, Inc.
Schering-Plough
Schott Solar, Inc.
Science Applications Intl. Corp.
Schurz
Schnitzer Steel Industries, Inc.
Schwarz
Scripps Health
Scotts Miracle-Gro
Schwan Food Company
Scranton Gillette Communications
SCS Engineers
Scottsdale Healthcare

Seaboard Corporation
Seagate Technology
Sealed Air
Sea Star Line, LLC
Seamen Corporation
Sears Holdings Corporation
Seco Tools, Inc.
Sealy, Inc.
Securitas Security Services, USA
Security Benefit Group
Selective Ins. Co. of America
Securian Financial Group
Senco Products, Inc.
SENCORP
Seneca Resources Corporation
Sempra Energy
Sentara Healthcare
Sentry Group
Sequa Corporation
Sensata Technologies
Seventh Generation
Shachihata, Inc. USA
Shands HealthCare
Service Master
Sharp HealthCare
Shell Oil
Sherwin-Williams Company
Sharp Electronics Corporation
Shure, Inc.
Sidley Austin, LLP
Siemens AG US
Shire Pharmaceuticals
Sierra Pacific Resources
Silgan Holdings, Inc.
Simon Property Group
Sierra Health Services, Inc.
Sinclair Broadcast Group
Sinclair Broadcast Group, Inc.
SIR VA
Simpson Housing, Ltd.
Sisters of Mercy Health System
SITA
Sitel (formerly ClientLogic)
Sirius Satellite Radio
Skywest, Inc.
SLM Corporation
Sloan Valve Company
SJE-Rhombus
SMDC Health System
Smith & Nephew, Inc.
Smith International, Inc.
SMC Corporation of America
SMSC Gaming Enterprise
Smurfit-Stone Container Corp.
Snap-on, Inc.
Smithfield Foods
Society of Mfg. Engineers
Sodexho
Sofa Express
Snyder's of Hanover
Solo Cup Company
Solutia, Inc.
Solvay Pharmaceuticals
Solarus
Sonic Automotive, Inc.
Sonoco Products Company
South Jersey Gas Company
Solvere
Southern California Edison
So. Calif. Regional Rail Authority
Southern Company
Southeastern Freight Lines
Southern Research Institute
Southern States Cooperative, Inc.
Southern Union Company
Southern Copper Corporation
Southern Ute Indian Tribe dba
    Red Willow Production Co.
Southwest Airlines
Southwestern Energy Company
Sovereign Bank Corporation
Spartan Stores, Inc.
Southwest Gas Corporation
Sovereign Bancorp, Inc.
Space Telescope Science Institute
Spencer Gifts, LLC
Spectra Energy
Spansion, Inc.
Sparrow Health System
Sprague Energy Corp
Spirit Aerosystems Holding
Spectrum Health System
Speedway SuperAmerica, LLC
SPX Corporation
Springs Global US, Inc.
Sport Supply Group
Sports Authority
SSM Health Care System, Inc.
SRAM
Springs Window Fashions Div.
Sprint Nextel Corporation
St. Cloud Hospital
SST Energy Corporation
SRCTec, Inc.
SRT Communications, Inc.
St. John Health
St. Elizabeth Health System
St. Anthony's Medical Center
St. Barnabas Medical Center
St. Joseph Health System
St. Joseph HealthCare
St. Joseph Medical Center
St. Jude Children's Research Hosp.
St. Jude Medical, Inc.
St. Louis County Government
St. Luke's Episcopal Health System
St. Mary's Hospital
St. Mary's Hospital Amsterdam
St. Peter's Health Care Services
St. Vincent Healthcare
St. Vincent Heart Cntr of Indiana
StanCorp Financial Group
Standard Insurance Company
Stamats Communications
Stampin' Up!, Inc.
Stanford University Med. Cntr.
Stanley Works
Standard Pacific Homes
Stanford University
Stars Media, LLC
StarTek
Staples, Inc.
Starbucks Coffee Company
State Corporation Commission
State Employee Credit Union
Starwood Hotels & Resorts
Starwood Vacation Ownership
State Farm Insurance
State of Indiana
State of Neb. Depart. Admin. Srvs.
State of North Carolina
State of Ohio − HR Department
State of Oregon
State Teachers Retirement System
    of Ohio
State Street Corporation
Steelcase, Inc.
STERIS
Stewart Information Srvcs. Corp.
Steel Dynamics, Inc.
Sterilite Corporation
Sterling Bancshares
Stora Enso Oyj
Sticky Ribhouse, LLC
Stoll Keenon Ogden PLLC
Stony Brook University Hospital
Storck USA LP
STP Nuclear Operating
Stream
Subway Franchisee Advertising
    Fund Trust
Strong Health
Subaru of America, Inc.
Suburban Health Organization
Summa Health System
Stryker Corporation
Subaru of Indiana Automotive
SUEZ Energy NA, Inc.
SunCom Wireless, Inc.
Sun Life Financial (US)
Sun Microsystems
Sunbeam Television
SunTrust Bank, Inc.
Sundt Companies
SunGard Data Systems
Sunoco, Inc.
SureWest Communications
SUNY Upstate Medical University
Superior Essex, Inc.
SuperValu
Swedish Medical Center
Sutter Health
SVB Financial Group
Swedish Match North America
Sykes Enterprises, Inc.
Swift Transportation
Swiss Reinsurance
Sybron Dental Specialties
Synovate
Symetra Financial
Synacor, Inc.
Synnex Corporation
Sysco Food Services of Dallas, LP
Synovus Financial Corporation
Synthes
Sypris Solutions
Takeda Pharmaceutical
T D Williamson, Inc.
T. Rowe Price
Taco Bueno Restaurants, LP
Tampa General Hospital
Tallahassee Memorial HealthCare
Tampa Bay Federal Credit Union
Tastefully Simple
TAP Pharmaceuticals
Targa Resources
Target Corporation
TD Ameritrade Holding Corp.
Taubman Centers
Tax Analysts
Taylor Energy Company, LLC
Technical Prof. Services, Inc.
TDS Telecom
Tech Data Corporation
Technical Olympic USA, Inc.
Tecolote Research, Inc.
Technology Credit Union
TechTeam Global, Inc.
TECO Transport
Telco Solutions III, LLC
TECO-Westinghouse Motor Co.
Tektronix
TelAlaska, Inc.
Telerx Marketing, Inc.
Tele-Consultants, Inc.
Teledyne Brown Engineering
Teletlex
Temple University Health System
TeleTech Holdings, Inc.
Tellabs, Inc.
Tellus Operating Group, LLC
Tenet Healthcare Corporation
Temple-Inland
Templeton Press
Tenaris, Inc. USA
Tension Envelope Corporation
Tenet Healthcare Systems
Tenneco, Inc.
Tennessee Valley Authority
Tesco Corporation (US)
Terex Corporation
Terlato Wine Group
Terra Industries
Texas Children's Hospital
Tesoro Corporation
Texas A & M University System
Texas Air Composites
Texas Mutual Insurance Company
Texas Depart. of Transportation
Texas Health Resources
Texas Industries, Inc.
The Antioch Company
Textainer
Textron, Inc.
The Actors Fund of America
The Body Shop − Americas
The Arizona Republic
The Auto Club Group
The Beacon Mutual Ins. Co.
The Capital Group Companies
The Carson Companies
The Children's Medical Center of
    Dayton
The Children's Hospital of
    Philadelphia
The Children's Place Retail
    Stores, Inc.
The Children's Hospital, Denver
The Children's Mercy Hospital
The Chubb Corporation
The Commerce Insurance Co.
The Decurion Corporation
The Chronicle of Higher Education
The Colman Group, Inc.
The Dannon Company, Inc.
The Florida Aquarium Inc.
The Doe Run Company
The Employers Association
The Finish Line, Inc.
The Guardian Life Insurance Co. of
The Ford Foundation
The Frost National Bank
The Gannett Company
The Golden 1 Credit Union
The John H. Harland Company
The Health Alliance of Cincinnati

America
The Kroger Company
The Mark Travel Corporation
The Minacs Group
The Ohio St. Univ. Medical Cntr.
The Reading Hospital & Medical Center
The Seattle Times Company
The University of Arizona
The Univ. of Chicago Med. Center
The Valvoline Company
The Washington Post
Think Federal Credit Union
Thresholds Psychiatric Rehabilitation
Tiffany and Company
Time Warner, Inc.
TIW Corporation
Toshiba America Business Solutions, Inc.
Toro Company
Tower Federal Credit Union
TransCanada
TravelCenters of America
Travis County
Triad Financial Corporation
Trinity Health
Trover Solutions, Inc.
TRW Automotive Holdings
Tween Brands, Inc.
Tyco Healthcare
U.S. Foodservice
UCLA Medical Center
Ulticom
UNC Health Care System
Union Bank of California
UniSource Energy
United Auto Group, Inc.
United HealthCare Corporation
United States Steel Corporation
UnitedHealth Group
Universal Forest Products, Inc.
Universal Weather & Aviation
University Health System
University Hospitals
University of Arkansas for Medical Sciences
University of California, Davis Health System
University of Colorado Hospital
University of Illinois at Chicago
University of Louisville
University of Michigan
University of Missouri Health Care
Univ. of Pittsburgh Medical Center
University of Virginia
Univ. of Washington Medicine
Univision Communications
Upper Valley Medical Center
US Bancorp
US Oncology, Inc.
USRA
Utica National Insurance
V S E Corporation
ValueOptions
Vanderbilt Univ. Medical Center
Venetian Hotel & Casino
VeriSign, Inc.
Vermeer Manufacturing Company
Via Christi Health System
Viasystems Group, Inc.
Virginia Commonwealth

The Hospital of Central Conn.
The Lamson & Sessions
The McGraw-Hill Companies
The MITRE Corporation
The Pantry, Inc.
The Receivable Management Services Corporation
The Taubman Company
The Univ. of Central Oklahoma
The University of Texas M. D. Anderson Cancer Center
The Woodbridge Group
Thomas & Betts
Thomas Jefferson National Accelerator Facility
Timberland Company
TIMET
TJX Companies, Inc.
Toshiba America Medical Systems, Inc.
Total E&P USA, Inc.
Tractor Supply Company
Transcore
Travelers
Travis County Hospital District
Tribune Company
Trinity Industries
True Partners Consulting
Tupperware Brands Corporation
Twin Cities Public Television
U.S. Bancorp
UAL Corporation
UDR, Inc.
Ultra Petroleum Corp.
Under Armour, Inc.
Union Pacific Corporation
Unisys Corporation
United Rentals, Inc.
United Services Automobile Assn.
United Stationers, Inc.
Unitil
Universal Health Services, Inc.
Universal Well Site Solutions
University of Akron
University of Central Florida
University of California at Berkeley
University of Connecticut Health Center
University of Chicago
University of Maryland Med. Cntr.
University of Miami
Univ. of Michigan Health System
University of New Mexico
University of Texas Southwestern Medical Center
Univ. of Wisconsin Credit Union
Unum Group
UPS
US Cellular Corporation
US Xpress, Inc.
UST
Vail Resorts
Van Andel Institute
Vanguard
Ventura Foods, LLC
Verizon Business
Vertex Pharmaceuticals
Via Christi Regional Medical Cntr.
VICORP Restaurants, Inc.
Vinson & Elkins, LLP
Virginia Farm Bureau Mutual

The Johns Hopkins University
The Lindy Group, Inc.
The Methodist Hospital System
The Nielsen Company
The Pennslyania State University
The Queen's Medical Center
The Raymond Corporation
The Termo Company
The Univ. of Texas at Austin
The Univ. of Texas Medical Branch
Thermadyne Holdings Corp.
Thomson Corporation
Thomas Jefferson University Hospital
Time Warner Cable
Timken Company
TM GE Automation Systm, LLC
Toyota Industrial Equipment Manufacturing
Totes Isotoner Corporation
Trans Union LLC
Transocean Offshore, Inc.
Travelers Companies, Inc.
Trebol USA, LLC
Tri-City Medical Center
TriWest Healthcare Alliance
True Value Hardware
Turner Broadcasting System, Inc.
TXCO Resources, Inc.
U.S. Energy Systems, Inc.
UCare Minnesota
UHHS CSAHS Cuyahoga, Inc.
UMass Memorial Health Care
Underwriters Laboratories, Inc.
Union Tank Car Company
Unit Corporation
United States Cellular
United States Enrichment
United Technologies Corporation
Unitrin Specialty
Universal Instruments Corp.
University Book Store
University of Akron
University of Central Missouri
University of California Irvine Medical Center
University of Iowa Hospitals and Clinics
University of Georgia
University of Kansas Hospital
University of Minnesota
Univ. of NM Hospitals
University of St. Thomas
University of Virginia Health System
Univ. of Wisconsin Medical Fdn.
Uponor, Inc. North America
URS Corporation
US Fiduciary Services, Inc.
USAA
Utah Transit Authority
Valero Energy Corporation
Van Winkle Law Firm
Vectren Corporation
Venturedyne, Ltd.
Verizon Communications
Vetco Gray, Inc.
Viacom
Videojet Technologies, Inc.
Virgin America, Inc.
Virginia United Methodist

The Joint Commission
The Longaberger Company
The Midland Company
The NORDAM Group
The Picture People Inc.
The Regence Group
The Ryland Group, Inc.
The Trizetto Group
The Valley Hospital
The Wallace Foundation
The Washington Hospital
Thermo Fisher Scientific
Thrifty White Stores
Thrivent Financial for Lutherans
TIAA-CREF
Time Warner Telecom, Inc.
Title Resource Group
T-Mobile USA
TNS North America
Toray Plastics (America), Inc.
Tower Automotive
TransUnion, LLC
Travelocity
Tremco, Inc.
Trinity Consultants, Inc.
TRMI, Inc.
Truman Medical Centers
Turnkey E&P Corporation
TXU Corporation
Tyco Electronics
UCB
UIL Holdings
UMDNJ-University Hospital
Unilever United States
Unionbancal Corporation
United Airlines
United American Insurance
United Parcel Service of America, Inc.
United Water Resources
Unitrin, Inc.
Universal Orlando
University Community Health
University of Alabama at Birmingham Hospital
University of California San Francisco Medical Center
University of Medicine & Dentistry of New Jersey
University of Houston
University of Kentucky Hospital
University of Missouri
University of Pennsylvania
University of South Florida
University of Texas Health Science Center
University Physicians Healthcare
University Physicians, Inc.
Upper Deck
US Airways
US Investigations Services
USG Corporation
Valmont Industries

Velsicol Chemical Corporation
Verado Energy, Inc.
Verizon Wireless
VF Corporation
Viad Corporation
Viejas Enterprise
Virgin Media, Inc.
Visa USA

University Health System
Vision Maker
VistaPrint
VITAS Healthcare Corporation
Vonage Holdings Corporation
VWR International
W.W. Grainger, Inc.
Wachovia Corporation
Wakefern
Walt Disney Parks & Resorts, LLC
Washington Suburban Sanitary Commission
Weather Channel
Wegmans Food Markets, Inc.
Welch's
Wells Blue Bunny
Weltman & Weinberg & Reis Co.
West Penn Allegheny Health Systm
Western Digital
Westfield Group
Westinghouse Savannah River Co.
Whip Mix Corporation
Whitney National Bank
William Beaumont Hospital
Williams Lea, Inc.
Wilmer Cutler Pickering Hale & Dorr
Winn-Dixie Stores, Inc.
Wisconsin Court System
Wolseley plc
World Kitchen
Worthington Industries
Wright Line, LLC
Wyle Laboratories
XL Capital, Ltd.
Yale University
Yazaki North America, Inc.
YSI
Zions Bancorporation

Insurance Co.
Vision Service Plan
Vistar Corporation
Vivendi
Vornado Realty Trust
W C Bradley Company
Washington Metropolitan Area Transit Authority
Walgreen Company
Washington Group Intl. Inc.
Waste Management, Inc.
Watlow Electric
Weatherford International, Ltd.
Weil, Gotshal & Manges, LLP
WellCare Health Plans
Wells' Dairy, Inc.
WellStar Health System
Werner Enterprises, Inc.
West Virginia University
Western Michigan University
Westinghouse Electric Company
Weyerhauser Company
Whirlpool Corporation
Whole Foods Market
William Blair & Company, LLC
Williams-Sonoma, Inc.
Willis North America
Winnebago Industries
Wisconsin Energy Corporation
Wolters Kluwer NA
World Vision United States
WR Berkley Corporation
Wright State University
Wyndham Worldwide
XO Communications, Inc.
Yale-New Haven Health System
Yeshiva University
Yum! Brands, Inc.
Zumiez, Inc.

Homes, Inc.
Visiting Nurse Service of NY
Visteon Corporation
Volvo Financial Services
Vulcan Materials Company
W R Grace & Company
Wackenhut Services, Inc. Savannah River Site
Wal-Mart Stores, Inc.
Washington Mutual, Inc.
Watson Pharmaceuticals, Inc.
Wayne Farms
Webster Bank
Weill Medical College
Wellmark BlueCross BlueShield
Wells Fargo & Company
Wellstream International Ltd. US
Wesco International, Inc.
WV Univ. Hospitals, Inc.
Western Textile Companies
Weston Solutions, Inc.
W-H Energy Services, Inc.
White Mountains Ins.Group, Ltd.
Wilbur Smith Associates
William Rainey Harper College
Wilmer Hale
Wilmington Trust Company
Winston Industries, LLC
Wisc. Physicians Serv. Ins. Corp.
Womans Hospital
World Wildlife Fund
Wray Edwin
WW Grainger, Inc.
Xcel Energy, Inc.
XTO Energy, Inc.
Yamaha Corporation of America
Young Broadcasting
Zale Corporation
Zurich North America

Viking River Cruises
Vista Federal Credit Union
Visteon Vulcan
Von Roll USA, Inc.
VWR Corporation
W.I. Gore & Associates, Inc.
Waddell & Reed
Waggener Edstrom Worldwide
Warnaco
Washington Savannah River Co.
Wayne Memorial Hospital, Inc.
WBNS
Webster Financial Corporation
Weis Markets, Inc.
WellPoint, Inc.
WellSpan Health
Wendy's International, Inc.
West Marine Products, Inc.
Westar Energy
Western Union Company
Westlake Chemical Co.
Wheaton Franciscan Healthcare
White Mountains Re Services
Wilder Foundation
Williams Companies
Wilsons Leather
Windstream Communications
Winterthur US Holdings
Wm. Wrigley Jr. Company
World Access
Worldspan
Wright Express Corporation
Wyeth
Xerox Corporation
Yahoo!
Yankee Candle Company
YRC Worldwide
Zimmer Holdings, Inc.

To Our Shareholders:

IMPORTANT NOTICE REGARDING DELIVERY OF SECURITY HOLDER DOCUMENTS

We provide our annual reports, notices to shareholders of annual meetings and proxy statements over the internet for shareholders who consent. To consent to access these documents over the internet, please check the CONSENT box on the reverse side of this proxy card. These documents will be available on or about March 30, 2009 on our website at www.hnicorp.com, under "*Investor Information – Annual & Quarterly Reports*" and "*Investor Information – Proxy Report*." Once you give your consent, it will remain in effect until you notify the Corporation's transfer agent, Wells Fargo Bank, N.A., Attention: Wells Fargo Shareowner Services, 160 N. Concord Exchange, South St. Paul, Minnesota 55075-1139, you wish to resume mail delivery. Even though you give your consent, you still have the right at any time to request copies of these documents by writing to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761 or calling the Corporation's Assistant Corporate Secretary at 563/272-7590.

WE ENCOURAGE YOU TO CONSENT TO RECEIVE DOCMENTS ELECTRONICALLY. THIS WILL HELP HNI CORPORATION REDUCE PRINTING AND POSTAGE COSTS.

Thank you.

HNI Corporation
408 East Second Street
Muscatine, IA 52761

proxy

Notice of 2009 Annual Meeting of Shareholders

Common Stock Proxy Solicited by Board of Directors for Annual Meeting of Shareholders on May 12, 2009.

The undersigned acknowledges receipt of a Notice of Annual Meeting and Proxy Statement dated March 30, 2009 and appoints Steven M. Bradford and Kurt A. Tjaden, or either of them, with full power of substitution, as the proxies and attorneys of the undersigned, to vote all shares of common stock, par value $1.00 per share, of HNI Corporation, the undersigned is entitled to vote at the annual meeting of shareholders of HNI Corporation to be held at the Holiday Inn, 2915 N. Highway 61, Muscatine, Iowa on May 12, 2009 at 10:30 a.m. and any adjournment thereof. The proxies are directed to vote as checked on the reverse side on the proposed matters or in the absence of an instruction to the contrary, this proxy will be voted "FOR" all proposals.

This proxy card also provides for shares of common stock, if any, held for the account of the undersigned by Fidelity Management Trust Company as Trustee of the HNI Corporation Profit-Sharing Retirement Plan. You may instruct the Trustee how to vote your shares as indicated on this proxy card. If you fail to give voting instructions to the Trustee, your shares will be voted by the Trustee in the same proportion as the shares for which valid instructions have been received.

The Board of Directors knows of no other matters that may properly be, or that are likely to be, brought before the meeting. However, if any other matters are properly brought before the meeting or any adjournment thereof, the proxies will vote on such matter in their discretion.

You are encouraged to specify your choices by marking the appropriate boxes, SEE REVERSE SIDE. The proxies cannot vote your shares unless you sign and return this proxy card.

(Items to be voted appear on reverse side.)

ADDRESS BLOCK

*TO VOTE BY MAIL AS THE BOARD OF DIRECTORS RECOMMENDS ON ALL ITEMS BELOW,
SIMPLY SIGN, DATE AND RETURN THIS PROXY CARD.*

⬇ *Please detach here* ⬇

The Board of Directors Recommends a Vote FOR Items 1, 2 and 3.

1. Election of directors:
01 Stan A. Askren
02 Gary M. Christensen
03 Joseph E. Scalzo
04 Ronald V. Waters, III

☐ Vote FOR
all nominees
(except as marked)

☐ Vote AGAINST
all nominees

(Instructions: To vote against any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. Approval of an amendment to the HNI Corporation 2002 Members' Stock Purchase Plan to increase the number of authorized shares available for issuance under the Plan.

☐ For   ☐ Against   ☐ Abstain

3. Ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as the Corporation's independent registered public accountant for Fiscal 2009.

☐ For   ☐ Against   ☐ Abstain

I consent to access all future annual reports, notices of annual meetings and proxy statements issued by the Corporation over the internet, unless contrary notice is given to the Corporation's transfer agent.

☐ CONSENT

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR EACH PROPOSAL.

Date _____

Address Change? Mark Box ☐   Indicate changes below:

Signature(s) in Box

Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.